    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 13, 1996



                                                  REGISTRATION NO. 333-5945

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          KAPSON SENIOR QUARTERS CORP.
             (Exact name of Registrant as specified in its charter)

                           --------------------------

             DELAWARE                              8361                             11-3323503
 (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Number)            Identification Number)

                           --------------------------

                            242 CROSSWAYS PARK WEST
                            WOODBURY, NEW YORK 11797
                                 (516) 921-8900
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                  GLENN KAPLAN
                            242 CROSSWAYS PARK WEST
                            WOODBURY, NEW YORK 11797
                                 (516) 921-8900
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                          COPIES OF COMMUNICATIONS TO:

        ARNOLD J. LEVINE, Esq.                    WILLIAM F. GORIN, Esq.
Proskauer Rose Goetz & Mendelsohn LLP       Cleary, Gottlieb, Steen & Hamilton
            1585 Broadway                           One Liberty Plaza
       New York, New York 10036                  New York, New York 10006
            (212) 969-3000                            (212) 225-2000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / _____________________


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET
                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)

          ITEM NUMBER OF FORM S-1 AND TITLE OF ITEM                                PROSPECTUS CAPTION
- --------------------------------------------------------------  --------------------------------------------------------
1.         Forepart of the Registration Statement and Outside   Outside Front Cover Page
            Front Cover Page of Prospectus....................

2.         Inside Front and Outside Back Cover Pages of         Inside Front Cover Page; Outside Back Cover Page
            Prospectus........................................

3.         Summary Information, Risk Factors and Ratio of       Prospectus Summary; Risk Factors
            Earnings to Fixed Charges.........................

4.         Use of Proceeds....................................  Prospectus Summary; Risk Factors; Use Of Proceeds

5.         Determination of Offering Price....................  Underwriting

6.         Dilution...........................................  Risk Factors; Dilution

7.         Selling Security Holders...........................  Principal and Selling Stockholders

8.         Plan of Distribution...............................  Outside Front Cover Page; Underwriting

9.         Description of Securities to be Registered.........  Description of Capital Stock

10.        Interests of Named Experts and Counsel.............                             *

11.        Information with Respect to the Registrant.........  Prospectus  Summary;  Risk  Factors;  Use  of  Proceeds;
                                                                 Capitalization; Dividend  Policy;  Selected  Financial,
                                                                 Operating  and Pro Forma Data; Management's Discussions
                                                                 and Analysis  of  Financial Condition  and  Results  of
                                                                 Operations; Business; Management; Certain Transactions;
                                                                 Principal  and  Selling  Stockholders;  Description  of
                                                                 Capital  Stock;  Shares   Eligible  for  Future   Sale;
                                                                 Additional Information; Financial Statements

12.        Disclosure of Commission Position on                                            *
            Indemnification for Securities Act Liabilities....

- ------------------------
* Item is inapplicable or the answer thereto is in the negative and is omitted from the Prospectus.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

PROSPECTUS
                                                                 [LOGO]
3,550,000 SHARES
KAPSON SENIOR QUARTERS CORP.
COMMON STOCK PAR VALUE $.01

All of the 3,550,000 shares of Common Stock, par value $.01 (the "Common Stock"), offered hereby are being sold by Kapson Senior Quarters Corp. (the "Company").

Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "KPSQ".

SEE "RISK FACTORS" ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THE OFFERING, ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

- -------------------------------------------------------------------------------------------
                                             PRICE TO        UNDERWRITING    PROCEEDS TO
                                             PUBLIC          DISCOUNT        COMPANY(1)
Per Share..................................  $               $               $
Total(2)...................................  $               $               $
- -------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company, estimated at $          .

(2) The Company and certain selling stockholders (the "Selling Stockholders") have granted the Underwriters a 30-day option to purchase up to an aggregate of 532,500 additional shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option, in full, the Price to Public,
    Underwriting   Discount,  Proceeds  to  Company   and  Proceeds  to  Selling
    Stockholders will be $          , $           , $         , and $          ,
    respectively. See "Underwriting" and "Principal and Selling Stockholders."

The Shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about
            , 1996.

SALOMON BROTHERS INC

                        RAYMOND JAMES & ASSOCIATES, INC.

                                                      WHEAT FIRST BUTCHER SINGER

The date of this Prospectus is          , 1996.

                          KAPSON SENIOR QUARTERS CORP.


                    Assisted Living Facilities Location Map



                              Top (left to right)


(1) Kapson Senior Quarter Corp. logo.
(2) Location Map with footnote
(3) Legend


                      Middle (graphics from left to right)


(1) Kapson Senior Quarters Corp. logo.
(2) Staff member assisting resident in a daily activity.
(3) Residents being served a meal by a member of the facility catering staff.



The Company owns a partial interest in five of its facilities and manages four facilities in which it does not have an equity interest. For details on the ownership and operation of the Company's facilities, see "Business -- The Company's Assisted Living Facilities", and "Certain Transactions -- Arrangements Regarding Operation of Certain Facilities."



                            ------------------------


    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE- COUNTER MARKET (INCLUDING THE NASDAQ NATIONAL MARKET) OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER "RISK FACTORS." UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" REFER TO KAPSON SENIOR QUARTERS CORP., ITS CONSOLIDATED SUBSIDIARIES AND ITS PREDECESSOR. EXCEPT AS OTHERWISE NOTED, THE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. THE INFORMATION CONTAINED IN THIS PROSPECTUS GIVES EFFECT TO CERTAIN TRANSACTIONS TO BE CONSUMMATED PRIOR TO OR SIMULTANEOUSLY WITH THE CLOSING OF THE OFFERING.

                                  THE COMPANY


    Kapson Senior Quarters Corp. (the "Company") believes that it is one of the largest providers of assisted living services in the United States, and has owned, managed and/or operated assisted living facilities since 1972. Assisted living facilities provide a residential alternative for elderly senior citizens who need or desire assistance with their activities of daily living and certain home health care services, in a non-institutional environment. A majority of the Company's assisted living facilities are operated under the "Senior Quarters" trademark.



    The Company owns, manages and/or operates 15 assisted living facilities with an aggregate of 1,623 units and a capacity for 2,392 residents, located in New York, New Jersey, Connecticut and Pennsylvania. Of these facilities, the Company owns all or a portion of eleven facilities (six facilities are wholly owned and five partially owned, with partial ownership interests ranging from 10.0% to 50.1%) with an aggregate of 1,145 units and a capacity for 1,749 residents. Revenues from these facilities constituted 96.7% of total revenues in 1995, with the balance provided by management fees. In addition, the Company currently has under pre-construction development seven assisted living facilities in these states with an expected aggregate of 948 units and a capacity for 1,146 residents. At June 30, 1996, the Company's facilities that were stabilized (i.e., in operation for at least twelve months) had a weighted average occupancy rate of 99.0%, with many of them maintaining waiting lists. Furthermore, such facilities have operated at a 98.0% occupancy rate for the past five calendar years.



    The Company believes that it is characterized by the following:



    - A pioneer in assisted living in the northeastern United States since 1972, and a preeminent provider of assisted living services in the State of New York, the state with the second highest elderly population in the United States


    - Well-positioned to capitalize on the considerable growth opportunities in the assisted living industry presented by strong demographic trends, cost-containment initiatives, long-term care facility supply and demand imbalances, and quality of life advantages over skilled nursing facilities


    - Assisted   living  facilities   that  are  designed   to  provide  premium
      accommodations and a comprehensive, bundled package of standard services for a single monthly fee


    - Focus on "private-pay" residents, for whom services are paid from private funds or through private insurance


    - Large facilities, with a prototype facility consisting of 125 units and a capacity for 200 residents, that produce cost-efficiencies and enhance operating margins



    - Three senior executives with combined experience of over 50 years in the assisted living industry and a management team (the members of which have on average been with the Company for approximately 10 years) with the demonstrated ability necessary to (i) implement the Company's growth strategy, (ii) operate assisted living facilities in the State of New York (traditionally one of the states in which assisted living is most heavily regulated), and (iii) operate licensed home health care services agencies so as to enable the Company to provide home health care services at many of its facilities



    The Company's operating philosophy is to provide services and care which meet the individual needs of its residents, and to enhance their physical and mental well-being, thereby allowing them to live longer and to "age in place." The Company's facilities are designed to provide premium accommodations and a comprehensive, bundled package of standard services for a single monthly fee. These facilities offer, on a 24-hour basis, personal, supportive and home health care services appropriate for their residents in a home-like setting, which allow residents to maintain their independence and quality of life. Furthermore, many of the Company's facilities, through its Extended Care Program, also offer additional specialized care and services to residents in the beginning stages of Alzheimer's disease, dementia and other cognitive impairments. At June 30, 1996, the average monthly fee for standard services at the Company's facilities was approximately $2,980 per unit.



    The Company's growth strategy focuses on the expansion of its existing portfolio through the development, acquisition and conversion of additional assisted living facilities, the expansion of its ancillary services (which have not produced significant revenues thus far), including home health care, in-house pharmacy services and its Extended Care Program, as well as maintaining its focus on cost-efficient facilities management. The Company's primary focus is the northeastern United States, where it intends to maintain its position as a leading assisted living provider. In the future, the Company will continue to seek out additional opportunities in other regions of the United States on a selective basis. Since 1985, the Company has developed ten assisted living facilities and acquired all, or an interest in, three others. The Company anticipates that, by utilizing its infrastructure and assisted living experience, it will develop or acquire an additional 30 facilities containing 3,500 units with a capacity for 4,100 residents by the end of 1999.



    The Company believes its assisted living business benefits from the following significant demographic trends, cost-containment initiatives, and long-term care facility supply and demand imbalances: (i) the continued aging of the United States population, resulting in increasing demand for care of the elderly; (ii) the changing family dynamics, which increase the likelihood of families utilizing the assisted living alternative; (iii) the increased net worth of the elderly and their increased ability to pay for such care; and (iv) a general effort to contain health care costs by governmental authorities, private insurers and managed care organizations by limiting lengths of stay, services and reimbursement amounts.



    The Company incurred net losses for the six months ended June 30, 1996 and for fiscal 1995 primarily as a result of the Company's development and construction of two facilities that opened on September 1, 1995 and March 15, 1996, as well as the Company's strategic decision to invest in management and facility development capabilities to support future growth. The Company intends to pursue a rapid growth strategy, the success of which will depend upon a large number of factors, including the availability of financing and general real estate and construction risks. Other risks include the fact that the Company and its facilities are subject to governmental regulation; competition in the assisted living market; the Company's dependence on senior management; and other business risks common to assisted living operations. See "Risk Factors".



    The Company was formed in order to consolidate and expand the assisted living business of The Kapson Group, a New York general partnership of which the sole equal partners are Glenn Kaplan, Wayne Kaplan and Evan Kaplan, who are brothers (collectively, the "Kaplans"). The Kaplans are the three senior executive officers of the Company and, after giving effect to the Offering, will own approximately 53.9% of the outstanding shares of the Company's Common Stock (48.8% if the Underwriters' over-allotment option is exercised in full). While the Company has an ownership interest in substantially all of its facilities, in order to comply with applicable New York law and regulations prohibiting the operation of certain types of adult care facilities by a for-profit corporation, substantially all of the Company's New York facilities are operated by the Kaplans individually. As licensed operators, the Kaplans have site control over substantially all of the Company's New York facilities, and have personal liability for operating these facilities. With respect to such facilities, the Kaplans have engaged a wholly owned subsidiary of the Company to perform the day-to-day operations of the facilities in a manner that the Company believes is consistent with New York law and regulations.


                                  THE OFFERING


Common Stock Offered..............  3,550,000 shares (1)
Common Stock outstanding after the
 Offering.........................  7,700,000 shares (1)(2)
Use of Proceeds...................  The Company will  use the net  proceeds of the  Offering for  the development and  acquisition of assisted living
                                    facilities  (including  seven  facilities  currently  in
                                    various  stages of pre-construction development), to pay
                                    to  the  Kaplans  $6.0  million  (the  approximate   tax
                                    liability   expected  to   be  incurred   by  them  from
                                    transactions  pertaining  to  the  transfer  of  certain
                                    facilities  to  the  Company), to  pay  all  real estate
                                    transfer   taxes   arising   from   these   transactions
                                    (estimated   to  be   approximately  $250,000),  working
                                    capital and general corporate purposes.
Proposed Nasdaq National Market
 Symbol...........................  "KPSQ"


- ------------------------
(1) Excludes 532,500 shares of Common Stock subject to the Underwriters' over-allotment option granted by the Company and the Selling Stockholders. The Company will not receive any proceeds from the sale of any shares by the Selling Stockholders, which will occur only if the over-allotment option is exercised. See "Principal and Selling Stockholders."

(2) Excludes 600,000 shares of Common Stock reserved for issuance and available for grant under the Kapson Senior Quarters Corp. 1996 Stock Incentive Plan, under which options to purchase 88,462 shares of Common Stock have already been issued. See "Management -- 1996 Stock Incentive Plan."

                SUMMARY FINANCIAL, OPERATING AND PRO FORMA DATA


    The following table sets forth certain historical financial and operating data as of and for each of the three years ended December 31, 1995 and the six months ended June 30, 1995 and 1996 for The Kapson Group (the "Predecessor"), and certain pro forma financial data and operating data as of and for the six months ended June 30, 1996 and for the year ended December 31, 1995 for the Company as described in footnote (1) below. The Predecessor represents a combination of the businesses of partnerships, Subchapter S corporations and limited liability companies which, as of June 30, 1996, consisted of six wholly owned, two majority-owned and three minority-owned assisted living facilities, and two entities that provided managerial services to five related and four unrelated entities. The businesses of the Predecessor are being acquired by the Company in connection with the Offering. The financial data below should be read in conjunction with, and is qualified in its entirety by reference to, the combined financial statements of the Predecessor, including the notes thereto, and the information in "Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                    YEAR ENDED DECEMBER 31,                 SIX MONTHS ENDED JUNE 30,
                                          --------------------------------------------  ---------------------------------
                                                    PREDECESSOR             PRO FORMA       PREDECESSOR        PRO FORMA
                                          -------------------------------  -----------  --------------------  -----------
                                            1993       1994       1995      1995 (1)      1995       1996      1996 (1)
                                          ---------  ---------  ---------  -----------  ---------  ---------  -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Revenues:
  Assisted living revenues..............  $  12,628  $  13,349  $  14,275   $  17,828   $   7,024  $   9,529   $  10,440
  Management fees.......................        248        348        443         443         209        432         432
  Other -- affiliates...................        112         57         45      --              23         23      --
                                          ---------  ---------  ---------  -----------  ---------  ---------  -----------
Total revenues..........................     12,988     13,754     14,763      18,271       7,256      9,984      10,872
                                          ---------  ---------  ---------  -----------  ---------  ---------  -----------
Operating Expenses:
  Assisted living operating expenses....      7,591      7,837      8,314      10,913       3,931      6,252       7,070
  General and administrative............        727      1,142      1,658       3,020         730      1,275       1,794
  Depreciation..........................      1,188      1,180      1,234       1,440         576        912         964
                                          ---------  ---------  ---------  -----------  ---------  ---------  -----------
Total operating expenses................      9,506     10,159     11,206      15,373       5,237      8,439       9,828
                                          ---------  ---------  ---------  -----------  ---------  ---------  -----------
Operating income........................      3,482      3,595      3,557       2,898       2,019      1,545       1,044

  Interest expense, net.................     (3,541)    (3,487)    (3,892)     (4,780)     (1,739)    (2,861)     (3,013)
  Other income (expense), net...........        (10)        (1)       (34)        (30)          1         20          20
                                          ---------  ---------  ---------  -----------  ---------  ---------  -----------
Income (loss) before minority interest
 and extraordinary item.................        (69)       107       (369)     (1,912)        281     (1,296)     (1,949)
Minority interest in net loss of
 combined partnerships..................     --         --             16         376      --            371         540
                                          ---------  ---------  ---------  -----------  ---------  ---------  -----------
Income (loss) before extraordinary
 item...................................        (69)       107       (353)     (1,536)        281       (925)     (1,409)
Extraordinary Item......................     --          4,399     --          --          --         --          --
                                          ---------  ---------  ---------  -----------  ---------  ---------  -----------
Net Income (loss).......................        (69)     4,506       (353)     (1,536)        281       (925)     (1,409)

Unaudited pro forma data:
Pro forma benefit (provision) for income
 taxes (2)..............................         28     (1,803)       141         614        (112)       370         564
                                          ---------  ---------  ---------  -----------  ---------  ---------  -----------
Pro forma net income (loss).............  $     (41) $   2,703  $    (212)  $    (922)  $     169  $    (555)  $    (845)
                                          ---------  ---------  ---------  -----------  ---------  ---------  -----------
                                          ---------  ---------  ---------  -----------  ---------  ---------  -----------
Pro forma net loss per share (3)........                                    $    (.20)                         $    (.18)
                                                                           -----------                        -----------
                                                                           -----------                        -----------
Pro forma weighted average number of
 common shares outstanding (3)..........                                        4,631                              4,631
                                                                           -----------                        -----------
                                                                           -----------                        -----------
Pro forma, as adjusted, net loss per
 share (3)(4)...........................                                    $    (.12)                         $    (.11)
                                                                           -----------                        -----------
                                                                           -----------                        -----------
Pro forma, as adjusted, weighted
 average number of common shares
 outstanding (3)(4).....................                                        7,700                              7,700
                                                                           -----------                        -----------
                                                                           -----------                        -----------

                                                                                                              SIX MONTHS ENDED
                                                                               YEAR ENDED DECEMBER 31,            JUNE 30,
                                                                           -------------------------------  --------------------
                                                                                     PREDECESSOR                PREDECESSOR
                                                                           -------------------------------  --------------------
                                                                             1993       1994       1995       1995       1996
                                                                           ---------  ---------  ---------  ---------  ---------
SELECTED OPERATING DATA:
  Assisted living units owned, managed and/or operated (end of period)...        661        661        862        661      1,623
  Assisted living resident capacity (end of period)......................      1,143      1,143      1,403      1,143      2,392
  Weighted average occupancy of fully-stabilized assisted living
   facilities............................................................         98%        98%        98%        99%        99%



                                                                                                JUNE 30,
                                                                                      ----------------------------
                                                                                                     PRO FORMA AS
                                                                                       PREDECESSOR     ADJUSTED
                                                                                          1996       1996(1)(3)(4)
                                                                                      -------------  -------------
                                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit).........................................................    $  (4,344)     $  33,127
  Total assets......................................................................       67,853        102,353
  Long-term debt, excluding current portion.........................................       67,816         67,816
  Partners'and shareholders' equity (deficit).......................................      (11,107)        26,364


- ------------------------

(1) The pro forma statements of operations data for the year ended December 31, 1995 and the six months ended June 30, 1996 gives effect to (a) the acquisition on April 1, 1996 by the Predecessor of the operations of Town Gate Manor (Rochester, New York) and Town Gate East (Penfield, New York);
     (b) the April 1996 acquisition of the 49.9% interest in Senior Quarters at Chestnut Ridge by an unrelated third party; (c) operating fees payable to the Kaplans as operators for various New York facilities, net of management fees payable to a subsidiary of the Company; (d) compensation of the Kaplans and additional general and administrative costs of operating as a public company; (e) the initial capitalization of the Company; (f) the issuance of 4,150 shares of the Company's common stock as consideration for the conveyance of all of the Predecessor's assets relating to its assisted living business, and (g) the elimination of net indebtedness and interest payable to an uncombined affiliate of the Predecessor all as if the transactions had occurred as of January 1, 1995. The pro forma balance sheet as of June 30, 1996 gives effect to these transactions as if they occurred on that date, except for the transactions in (a) and (b) which are included in the historical combined balance sheet at June 30, 1996. See "Pro Forma Financial Information."



(2) Includes a pro forma income tax adjustment for federal and state income taxes to reflect the Predecessor as a C corporation. See Note 2 to the Combined Financial Statements of the Predecessor.



(3) Reflects the assumed issuance of common stock at the initial public offering price of $13.00 to satisfy the $6,250 distribution payable to the Kaplans to be paid from the proceeds of the Offering which will be used primarily to satisfy (i) the tax liabilities of the Kaplans expected to be incurred in connection with transactions pertaining to the transfer of the Predecessor's interests in the facilities to the Company ($6,000) and (ii) real estate transfer taxes arising out of the transaction estimated to be approximately ($250).



(4) Reflects the proposed issuance of all 3,550 shares in connection with the Offering.

                                  RISK FACTORS

    Prospective investors should consider carefully the factors set forth below together with the other information contained in this Prospectus before making a decision to purchase the Common Stock.


CAPITAL REQUIREMENTS; PARTNERS' AND SHAREHOLDERS' DEFICIT



    At June 30, 1996, the Predecessor had Partners' and Shareholders' deficit of $11.1 million and negative working capital of $4.3 million. After giving effect to the receipt and application of the net proceeds of the Offering (assuming no exercise of the Underwriters' over-allotment option and an initial public offering price of $13.00), the Company's pro forma shareholders' equity would have been $26.4 million. The Company believes that the proceeds of the Offering, in conjunction with other financial resources, will be sufficient to fund its growth strategy for 18 months. Other resources include $117.9 million which, as of the consummation of the Offering, will be available ($9.1 million of which is scheduled to be drawn down for a specific project) under its acquisition and development credit facility with Health Care REIT, Inc. ("HCR"), along with any bank financing, long-term operating leases with REITs, and joint ventures that it may obtain or enter into. There can be no assurance that the Company will not need to obtain additional financing within this time or that such financing will be available, or available on terms acceptable to the Company, particularly in light of the Company's anticipated net losses. See "-- Net Losses and Anticipated Net Losses; Negative Cash Flow," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Results of Operations."



NET LOSSES AND ANTICIPATED NET LOSSES; NEGATIVE CASH FLOW



    Newly developed assisted living facilities typically operate at a loss, inclusive of financing costs, for five to seven months after completion.
Primarily as a result of the Company's development and construction of two facilities that opened on September 1, 1995 and March 15, 1996, as well as the Company's strategic decision to invest in management and facility development capabilities to support future growth, the Company incurred a net income (loss) before extraordinary items of ($925,000) for the six months ended June 30, 1996, compared to $281,000 for the six months ended June 30, 1995, and ($353,000), $107,000 and ($69,000) for the years ended December 31, 1995, 1994 and 1993, respectively. The Company was not required and did not pay income taxes in these years. On a pro forma basis, the Company would have incurred net income (loss) of ($845,000) for the six months ended June 30, 1996 and ($922,000) for the year ended December 31, 1995. In addition, for the six months ended June 30, 1996, net cash used in operations was ($1,077,000). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations." As a result of its development activities and plans, the Company anticipates that it will incur a net loss for the balance of 1996. Furthermore, if the Company continues to experience negative cash flow from operations, or if it does not achieve its development objectives, or if newly developed assisted living facilities do not achieve break-even operating results within the time expected, or if development or construction or operating expenses exceed expectations, the Company's financial condition will be further impacted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."


INDEBTEDNESS AND OTHER OBLIGATIONS OF THE COMPANY


    Upon completion of the Offering, the Company will have outstanding long-term debt of $67.8 million, $15.5 million of which bears interest at variable rates. In addition, the Company will, as of the consummation of the Offering, have $117.9 million of credit available (of which $9.1 is scheduled to be drawn down for a specific project) under its acquisition and development credit facility with HCR, which provides for interest payments at rates that are established at the time of opening of the new assisted living facility for which a particular drawdown is taken. As a result, the Company's cash flow will continue to be adversely impacted by debt service, and there is a risk that the Company may be unable to generate sufficient cash flow from operations to cover required interest and principal payments, particularly if variable interest rates and, consequently, interest payments, increase. If the Company were unable to meet interest or principal payments in the future, there can be no assurance that sufficient financing would be available to cover the insufficiency or, if available, the financing would be on terms acceptable to the Company. In the absence of financing, the Company's ability to make scheduled principal and interest payments on its indebtedness or to respond to changing business and economic conditions to fund scheduled investments, cash contributions and capital expenditures to make future acquisitions or developments and to absorb adverse operating results would be adversely affected. Any payment or other default by the Company with respect to any of its indebtedness could cause the lender to foreclose on the facility or facilities securing such indebtedness and could impair the Company's right to receive payments under the management contracts relating to those facilities. Further, because of cross-default and cross-collateralization provisions in certain of the Company's mortgages, a default by the Company on any of its payment obligations could adversely affect a significant number of the Company's other properties. Accordingly, any payment or other default by the Company could have an adverse effect on the Company's business, financial condition, results of operations and prospects. In addition, the terms of certain of the Company's indebtedness have imposed, and may in the future impose, constraints on the Company's operations, including constraints on its ability to open new facilities in close proximity to, or otherwise compete with, existing facilities, constraints on its ability to increase its management fees or vary the level of services that it provides to residents, and a requirement under the Company's facility with HCR that the Company or the Kaplans be the licensed operators of the Company's facilities, where required by law. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


UNCERTAIN ABILITY TO ACHIEVE AND/OR MANAGE RAPID GROWTH

    The Company intends to pursue a rapid growth strategy, the success of which will depend upon a large number of factors, many of which are beyond the Company's control. See "Business -- Growth Strategy -- Development and Acquisition." At the present time the Company is a party to a limited number of agreements related to specific facilities to be developed, and there can be no assurance that these facilities will be successfully completed or that additional facilities will be developed. Factors that will affect the success of the Company's growth strategy include the Company's ability to locate suitable sites, its ability to obtain appropriate zoning, land use, building, occupancy or other governmental permits, authorizations, licenses and approvals, the risk that construction may not proceed according to plan or that its cost may exceed estimates, the risk that occupancy rates may not reach anticipated levels, and risks relating to the competitive environment for development and/or acquisitions. Furthermore, even if the Company were to develop or acquire new facilities, its ability to achieve managed growth will be dependent upon a number of factors, including its ability to hire, train and assimilate management and other employees and its ability to adapt its purchasing, management information and other systems to accommodate its expanded operations. See "Business -- Growth Strategy -- Development and Acquisition." If the Company is unable to implement its growth strategy successfully, of which there can be no assurance, its business, financial condition, results of operations and prospects could be adversely affected.

DISCRETIONARY USE OF PROCEEDS


    A substantial portion of the net proceeds of the Offering is expected to be used to partially finance the development and acquisition of facilities, including the projects referred to elsewhere in this Prospectus that are currently in various stages of pre-construction development. At the present time, the Company has not entered into binding contracts or other agreements, arrangements or other understandings to develop or acquire any additional sites, and the Company will continue to have broad discretion in identifying potential sites for development and existing facilities for acquisition. Accordingly, the Company will have broad discretion in using the net proceeds of the Offering. See "Use of Proceeds" and "Business -- Growth Strategy -- Development and Acquisition."


DEPENDENCE ON SENIOR MANAGEMENT; OTHER PERSONNEL

    The Company depends upon the continued services of Glenn Kaplan, its Chairman and Chief Executive Officer; Evan Kaplan, its President and Chief Operating Officer; and Wayne Kaplan, its Vice Chairman and Senior Executive Vice President. The Company has entered into a five-year employment agreement which is renewable automatically for successive one-year periods with each of these individuals. See "Management -- Employment Agreements." The Company's dependence on these three individuals is increased by the fact that, primarily because of legal requirements in New York, substantially all of the Company's facilities in New York are operated by them individually. See "--
Operating Agreements; Management Agreements" and "Certain Transactions." Accordingly, the loss of the services of any of these three individuals could have an adverse effect on the Company's business, financial condition, results of operations and prospects.



    In addition, the Company competes with other providers of long-term care in attracting and retaining senior management and other personnel responsible for various management functions, as well as the day-to-day operations of the Company's facilities. The Company is dependent upon the available pool of such personnel. A shortage of qualified personnel may require the Company to enhance its wage and benefits package in order to compete. There can be no assurance the Company's labor costs will not increase, or that, if they do increase, they can be matched by corresponding increases in its revenues.


GOVERNMENT REGULATION

    The  health  care  industry  is  subject  to  extensive  federal  and  state regulation and frequent regulatory change. See "Business -- Government Regulation." The Company's facilities are and will continue to be subject to varying degrees of regulation by health and/or social service agencies and other regulatory authorities in the various states and localities in which the Company operates or intends to operate. The Company believes that it is in compliance with all applicable law and regulations; however, there can be no assurance that such is the case. The success of the Company will be dependent upon its ability to satisfy applicable law and regulations and to procure and maintain required licenses and registrations. Changes in applicable laws and regulations, or in the interpretations thereof, could have an adverse effect on methods and costs of doing business, and amounts of reimbursement from governmental and other payors.


    Although a number of states have not adopted specific assisted living regulations, in New York, where a majority of the Company's present facilities is located, an array of statutes and regulations govern assisted living facilities and the provision of home health care services in such facilities. These laws include licensure restrictions that prohibit a for-profit corporation from operating certain types of assisted living facilities (referred to herein as "licensed facilities"), although recent legislation has been passed by the New York State legislature (and may be signed by the Governor of that state shortly) which would permit privately owned for-profit corporations to operate certain types of licensed facilities. See "-- Operating Agreements; Management Agreements" and "Business -- Government Regulation." Such facilities include facilities that are designated by the State as Adult Homes or Assisted Living Program facilities ("ALP facilities"). Accordingly, the Company is not the licensed operator of any of its New York licensed facilities. The Company believes that its management relationship with the licensed operators complies with all applicable law and regulations, although it has not sought or obtained any ruling from regulatory agencies to that effect. The Company has been advised that regulations relating to licensed facilities in New York are presently undergoing review, and the legislature recently established a task force to study long-term care financing alternatives that may have a significant effect on the Company's New York facilities. If existing law and regulations were interpreted as, or amended with the effect of, prohibiting the Company's management relationship with the licensed operators, there could be an adverse effect on the Company's business, financial condition, results of operations and prospects. See "-- Operating Agreements; Management Agreements."



    As part of the Company's two ALP facilities, the Kaplans operate the Kapson Licensed Home Care Services Agency, a partnership that is licensed in some New York counties. See "Business -- Government Regulation -- New York." Since the Kapson Licensed Home Care Services Agency provides and, as required by applicable law and regulations, will continue, even after the Company obtains a home care services agency license, to provide services that are reimbursed by Medicaid for Medicaid-covered residents in the Company's New York ALP facilities, the Kaplans are, and the Company (through its provision of management services to the ALP facilities) may be, subject to federal and state Medicaid fraud and abuse laws and regulations, including anti-kickback provisions. In particular, those laws may prohibit certain health care professionals from holding an ownership or financial interest in a company that provides or manages home health care or pharmaceutical services to which health care professionals refer Medicare or Medicaid patients. New York State has similar laws and regulations that restrict such financial relationships with entities that provide pharmaceuticals. See "Business -- Government Regulation."


OPERATING AGREEMENTS; MANAGEMENT AGREEMENTS


    Under applicable New York law and regulations, a for-profit corporation is not permitted to be the licensed operator of a licensed facility. Therefore, the Kaplans individually are the licensed operators of all the Company's licensed facilities in New York, except for one which is operated by its not-for-profit owner. These facilities are operated pursuant to either an operating agreement between the Company and the licensed operators or the pre-existing agreement with the applicable third party owner of the facility that has been assigned to the licensed operators by the Company. The licensed operators have, in turn, engaged a wholly owned subsidiary of the Company to provide certain management services to each such facility. If recent legislation that has been passed by the New York State legislature (and may be signed by the Governor of that state shortly) becomes law, privately owned for-profit corporations would be permitted to operate certain types of licensed facilities and the Kaplans may form one or more corporations to operate the Company's licensed facilities. See "Business -- Government Regulation" and "Certain Transactions." The Kaplans are entitled, pursuant to the operating agreements, to assign such agreement to any for-profit corporation that is wholly owned by them.



    With respect to the Company's licensed facilities of which the Kaplans are the licensed operators, the operating agreements between the Company and the licensed operators have a term of 25 years and provide for an operating fee; the pre-existing agreements with third party owners generally have a term of five years and also provide for an operating fee and, in some instances, an incentive fee based on the performance of the facility. The operating agreements may be terminated by either the Company or the licensed operators under certain circumstances. If the operating agreement is terminated by the Company, the licensed operators, under certain circumstances, will be entitled to liquidated damages. See "Certain Transactions". In addition, the employment agreement with each Kaplan provides that each Kaplan may withdraw as a licensed operator if he ceases to be an employee of the Company for any reason. See "Management -- Employment Agreements". Each management agreement between the licensed operators and the Company's wholly owned subsidiary is co-terminous with the underlying operating agreement or pre-existing agreement with third party owners, provides for a management fee equal to a portion of the licensed operators' fee, and may be terminated by either the Company's wholly owned subsidiary or the licensed operators under certain circumstances. See "Certain Transactions."



    In order to comply with applicable law and regulations, each management agreement, by its own terms, does not confer upon the Company's wholly owned subsidiary control over the facility. It specifically provides that the licensed operators shall retain the authority and power, among other things, to hire and discharge persons working at the licensed entity, maintain and control the books and records of the licensed entity, to incur any liability on behalf of the licensed entity, and to adopt or enforce policies regarding the operation of the licensed entity. The management agreements provide that the Company's wholly owned subsidiary shall perform such services as may be requested by the licensed operators, including the following: establishing the schedules of charges; administration of personnel matters; the development of publicity materials; the maintenance of all required licenses, permits, qualifications and approvals and otherwise ensuring that the operation of the facility is in compliance with all applicable laws and regulations; accounting support; maintenance and upgrading of the facility; and contract administration, all subject to the direction and control of the licensed operators.



    Accordingly, in accordance with New York law and regulations, the licensed operators will maintain site control and responsibility for day-to-day operations of the facility. In the case of the New York ALP facilities, the licensed operators are responsible for both the licensed Adult Home portion of the facility and the licensed home care services agency servicing the facility. In addition, the licensed operators will remain responsible for the overall compliance of the facility with applicable law and regulations. Moreover, in accordance with New York law and regulations, the operating agreements between the licensed operators and the Company, the management agreements between the licensed operators and the Company's wholly owned subsidiary, and the employment agreements between each of the Kaplans and the Company provide that the licensed operators act independently of the Company and/or its wholly owned subsidiary and, in the performance of their obligations as the licensed operators of the applicable facility, are explicitly relieved of any fiduciary obligation to the Company and its stockholders. As the Company is not itself the licensed operator of these facilities, it is highly dependent on the Kaplans as the licensed operators, and its agreements with them, in order to generate revenue in New York State. The Company is therefore limited in its ability to exercise control over these facilities.
See "-- Conflicts of Interest."



    There can be no assurance that these agreements will not be terminated by the licensed operators of the applicable facility or the Company, or as a result of a change in the applicable law or regulations or the interpretation thereof by the appropriate state agencies. Any termination of these agreements would be subject to applicable state law and regulations, which may restrict the options of the Company in dealing with the applicable facility. Although the Company believes that it is in compliance with applicable law and regulations, the Kaplans, as licensed operators of each such facility, have agreed that they would cooperate with the Company in restructuring the current arrangement with respect to the operation and management of that facility if the need should arise. Any termination of an operating agreement or a management agreement, for any reason whatsoever, could have an adverse effect on the Company's business, financial condition, results of operations and prospects.


    This basic structure, and substantially similar agreements, are also used with respect to one New York facility that is an independent living facility which, as such, is not a licensed facility. The effect and risks are substantially the same as those described above, except that New York law and regulations with respect to licensed facilities are not applicable to this management arrangement.

REVENUE FROM SUPPLEMENTAL SECURITY INCOME DEPENDENT RESIDENTS AND MEDICAID

    In the Company's two ALP facilities, the full monthly payment for services provided to each Medicaid-eligible resident is paid to the Company by those residents, at charges based on Supplemental Security Income ("SSI") rates for the residential portion and by Medicaid for the home care portion. In these facilities, the combined SSI-based and Medicaid monthly payments average $4,500 per unit.


    With few exceptions, the only residents for whom the Company's facilities accept SSI payments as the residential fee are Medicaid-eligible residents in the Company's two New York ALP facilities. Currently, less than 1% of the Company's revenue is derived from SSI payments. The Company anticipates that, upon stabilization of its New York ALP and other facilities, approximately 11% of the Company's revenue will be derived from SSI payments. Residential fees from these residents could be subject to delay. There can be no assurance that the Company's proportionate percentage of revenue related to the facilities' receipts based on SSI rates will not increase, or that the amounts paid under SSI programs will not be decreased or subject to delay.



    The Company derives revenues from Medicaid only for the home care services provided to Medicaid beneficiaries residing in the Company's two New York ALP facilities. Medicaid program payments could be subject to delay. Further, since the payment for home care services in such facilities is a fixed per patient per day amount based on an anticipated range of services for the resident's assessed level of care, the Company is at risk for the cost of services within the anticipated range even if beyond the amount paid by Medicaid. The Company has committed to 380 Medicaid beds, and applicable law and regulations forbid a reduction in the beds committed to Medicaid beneficiaries in the Assisted Living Program without further state approval, which may or may not be granted. Currently, less than 2% of the Company's revenue is derived from the Medicaid program. The Company anticipates that, upon stabilization of its New York ALP and other facilities, approximately 20% of the Company's revenue will be derived from the Medicaid program. There can be no assurance that the Company's proportionate percentage of revenue related to the facilities' receipts from Medicaid will not increase, or that the amounts paid by Medicaid will not be further limited or subject to delay.



    On occasion, in order to meet budgetary demands, the government has delayed payments to beneficiaries of government programs such as Medicaid. In addition, possible limitations on amounts paid may result from proposed federal and state legislation. See "-- Potential Impact of Proposed Legislation Regarding Medicaid Funding." There can be no assurance that acceptance of SSI-based fees, the provision of services to Medicaid beneficiaries or changes in the applicable SSI or Medicaid programs and/or applicable law and regulations will not adversely affect the business, financial condition, results of operations and prospects of the Company. See "-- Potential Impact of Proposed Legislation Regarding Medicaid Funding" and "Business -- Government Regulation."


GEOGRAPHIC CONCENTRATION


    Since a majority of the Company's current facilities are located within the New York metropolitan area, the Company will be more susceptible to changes in general economic factors affecting the health care industry or the laws governing, and regulatory environment in, the New York metropolitan area because any such change or act could affect a high percentage of the Company's facilities. There can be no assurance that such geographic concentration will not have an adverse effect on the Company's business, financial condition, results of operations and prospects. See "Business."


COMPETITION

    The long-term care industry is highly competitive and the Company expects that the assisted living industry will become more competitive in the future. The Company competes with numerous local, regional and national companies providing long-term care alternatives such as home health care services agencies, life care communities, skilled nursing facilities, community-based service programs, retirement communities and convalescent centers. The Company expects that as the assisted living industry receives increased attention, competition will grow, and that new market entrants will include companies focusing primarily on assisted living. Assisted living providers compete for residents primarily on the basis of quality of service, price, reputation, physical appearance and location of the living environment, services offered, family preferences and physician referrals. Moreover, the Company expects to face competition for the development or acquisition of assisted living facilities during the course of its implementation of its growth strategy. Competition may be increased by changes in the regulatory environment, especially in New York where assisted living is highly regulated and a majority of the Company's facilities is located. Some of the Company's present and potential competitors are significantly larger and have, or may obtain, greater financial resources than those of the Company. There can be no assurance that the Company will not encounter increased competition in the future, which could limit its ability to attract residents or expand its business and thereby have an adverse effect on the Company's business, financial condition, results of operations and prospects.

POTENTIAL IMPACT OF PROPOSED LEGISLATION REGARDING MEDICAID FUNDING

    The United States Congress is considering legislation which may change substantially the amount of federal funding available for the Medicaid program, the method by which such funds are distributed to the states and the extent of state control over such funds. It is not possible to predict whether and when legislation relating to Medicaid will be passed, and, if passed, what features such legislation will contain or whether the President would sign such legislation. The Company cannot make any assessment as to the ultimate timing and impact that any pending health care proposals may have on the assisted living, nursing facility and rehabilitation care industries, or on the health care industry in general. In addition, changes in Medicaid funding have been proposed in New York State which, alone or in combination with changes in federal funding, may have a significant impact on the New York Assisted Living Program as it presently functions or on future funding. Similar changes may take place in other states in which the Company operates. No assurance can be given that any such changes will not have an adverse effect on the business, financial condition, results of operations or prospects of the Company.

BUSINESS RISKS COMMON TO ASSISTED LIVING OPERATIONS


    LIABILITY AND INSURANCE. The provision of assisted living and other services for residents entails an inherent risk of liability. In recent years, participants in the long-term care industry have become subject to an increasing number of lawsuits alleging malpractice or related legal theories, many of which involve large claims and significant defense costs. In addition, the Company intends to apply for registration as a pharmacy in New York. Participants in the pharmacy industry may be subject to potential liability for negligence and other claims. The Company currently maintains liability insurance intended to cover such claims and the Company believes that its insurance is in keeping with industry standards and appropriate in relation to the Company's assisted living and, in the future, pharmacy business. There can be no assurance, however, that claims in excess of the Company's insurance coverage or claims not covered by the Company's insurance coverage (E.G., claims for punitive damages) will not arise. A successful claim against the Company not covered by or in excess of the Company's insurance coverage could have an adverse effect upon the Company's business, financial condition, results of operations and prospects. Claims against the Company, regardless of their merit or eventual outcome, may also have an adverse effect upon the Company's ability to attract residents or expand its business, and would require management to devote time to matters unrelated to the operation of the Company's business. In addition, the Company's insurance policies must be renewed annually. There can be no assurance that the Company will be able to maintain liability insurance coverage in the future or that, if such coverage is available, it will be available on acceptable terms.


    ESTABLISHING AND MAINTAINING RENTAL RATES AT PROFITABLE LEVELS. There can be no assurance that the Company's facilities will continue to be substantially occupied at current rental rates. If operating expenses increase due to factors such as the cost of labor, food or energy, government regulation or various uninsurable risks, the local rental market may limit the extent to which rents may be increased. Because rent increases generally can only be implemented at the time of expiration of leases, rental increases may lag behind increases in operating expenses.

    REVENUE FROM FACILITIES. Revenue from the Company's facilities (whether owned, managed and/or operated by the Company) is dependent upon the performance of those facilities. The performance of substantially all of the Company's New York facilities will depend in part on the Kaplans individually because they will have control over the operation of these facilities. See "-- Operating Agreements; Management Agreements." The performance of the Company's facilities will also depend in part upon the ability to attract and retain residents (most of whom rent on a month-to-month basis), which will in turn depend upon prevailing financial conditions, the nature and extent of competitive properties in the areas where such facilities are located, and the real estate market generally. The failure of the Company to generate sufficient revenue and cash flow could result in an inability to meet future principal and interest payments in respect of its indebtedness.

    GENERAL REAL ESTATE RISKS. The performance of the Company's facilities is influenced by factors affecting real estate investments generally, including the general economic climate and local conditions, such as an oversupply of, or a reduction in demand for, similar facilities. Other factors include the attractiveness of properties to residents, zoning, rent control, environmental quality regulations or other regulatory restrictions, competition from other forms of housing and the ability of the Company to provide adequate maintenance and insurance and to control operating costs, including maintenance, insurance premiums and real estate taxes. Real estate investments also are affected by such factors as applicable laws, including tax laws, interest rates and the availability of financing. In addition, real estate investments are relatively illiquid and, therefore, limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.


    CONSTRUCTION/CONVERSION RISKS. Certain construction and conversion risks are beyond the Company's control and could cause the cost of, and the time required to complete, construction or conversion to exceed estimates. These risks include but are not limited to force majeure, labor disputes, adverse weather, acts of God, limited supply of materials and labor, and other unknown contingencies. If existing buildings are to be converted into assisted living facilities, costs of conversion may be more difficult to assess and control than with respect to the construction of a new facility. The Company's cash flow could be adversely affected if construction or conversion is not commenced or completed, or if there are unpaid subcontractors or suppliers, or if required occupancy permits are not issued in a timely manner. See "Business -- Growth Strategy -- Development and Acquisition."


    POSSIBLE ENVIRONMENTAL LIABILITIES. The Company's facilities and the operations thereof are subject to various federal, state and local environmental and worker health and safety laws and regulations. These laws and regulations generally relate to these facilities' solid, medical, special waste handling and disposal practices and work place health and safety. Although the Company believes that its facilities are in substantial compliance with these laws and regulations, there can be no assurance that they are or will remain in compliance, that penalties or fines may not be imposed for non-compliance or that new, more stringent environmental and worker health and safety laws and regulations will not be adopted, any of which could have an adverse effect on the Company's business, financial condition, results of operations or prospects. In addition, under these environmental laws and regulations, liability could be imposed on the facilities or the Company for the costs of, among other things, investigating, remediating and/or monitoring contamination that may be found to exist in the environment at off-site disposal sites where waste from the Company's facilities has been disposed of and from contamination at the Company's facilities or properties. Although the Company is unaware of any contamination at any of its facilities or properties requiring remediation, contamination could result from, for example, a leaking underground heating fuel storage tank, a spill of cleaning fluids and materials or the presence of asbestos-containing materials in its facilities. The presence of such contamination at any of the Company's facilities or properties could also subject the Company to lawsuits by or liability to neighbors, residents of the facilities, and workers who may have been injured or damaged by any such contamination. Moreover, if contamination is found to exist, the Company's ability to sell or lease the facility or property or to borrow money using that facility or property as collateral could be adversely affected.


    RESTRICTIONS IMPOSED BY LAWS BENEFITING DISABLED PERSONS. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional federal, state and local laws exist which also may require modifications to existing and planned properties to create access to the properties by disabled persons. While the Company believes that its facilities are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial.

CONFLICTS OF INTEREST


    Pursuant to employment agreements with the Company, each of Glenn Kaplan, Wayne Kaplan and Evan Kaplan have agreed to devote substantially all of his business time, energy, skill and efforts to the performance of his duties under the agreement and to faithfully serve the Company, subject to the performance of his obligations as operator of one or more of the Company's facilities in his individual capacity. These employment agreements contain non-compete provisions by which the Kaplans agree not to compete with the assisted living business of the Company in any area within a ten-mile radius of one of the Company's facilities for a period of one year after the termination of the applicable employment agreement for any reason other than the non-renewal thereof by the Company on substantially the same terms. In the past, the Kaplans (who are officers and directors of the Company) have directly or indirectly selected, bought, sold and owned real estate investments for their own accounts and they may continue to do so with respect to investments not involving the provision of assisted living services. In addition, in order to meet the requirement under applicable New York regulations that a licensed facility located in New York be operated by one or more individuals or general partnerships composed of individuals, in each case having site control over any such facility, the Kaplans are the licensed operators of substantially all of the Company's New York facilities, and, therefore, will have site control over those facilities. See "-- Operating Agreements; Management Agreements." These activities and ownership interests create actual or potential conflicts of interest on the part of the Kaplans. The Board of Directors of the Company has adopted a policy that all future transactions between the Company and its officers, directors, principal stockholders and their affiliates will be subject to approval of a majority of the independent and disinterested outside directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. See "Certain Transactions." Joseph G. Beck, a director of the Company, is a principal, executive committee member and shareholder of Shattuck Hammond Partners Inc., which provided investment banking and financial advisory services to the Predecessor, and will continue to provide such services to the Company. See "Certain Transactions -- Shattuck Hammond Fee" and "Underwriting."


CONTROL BY PRINCIPAL STOCKHOLDERS; ANTI-TAKEOVER MEASURES


    After the Offering, the three senior executives of the Company, the Kaplans, will beneficially own in aggregate 53.9% (48.8% if the Underwriters'
over-allotment option is exercised in full) of the Company's issued and outstanding Common Stock. As a result, the Kaplans may be able to substantially influence many matters required to be submitted to the stockholders for approval, including, without limitation, the election of directors. This concentration of voting power and the right of first refusal each Kaplan has with respect to the other Kaplans' shares of Common Stock pursuant to a stockholders' agreement between the Kaplans and the Company may, among other things, have the effect of delaying or preventing a change in control of the Company. See "Certain Transactions" and "Principal and Selling Stockholders." In the event of any such change of control, each Kaplan may have the right to receive payments from the Company if his employment is terminated either by him or the Company. See "Management -- Employment Agreements." The Kaplans will also, as licensed operators of a majority of the Company's facilities, have site control over those facilities. See "-- Operating Agreements; Management Agreements." In addition, the Company's certificate of incorporation provides for authorized but unissued Preferred Stock, the terms of which may be fixed by the Board of Directors, and also provides, among other things, that the Board of Directors will be classified. Such provisions could also have the effect of delaying, deferring or preventing a change of control of the Company.


BENEFITS TO AFFILIATES


    The Kaplans will realize substantial benefits from the Offering. In particular, the Kaplans, who beneficially own in the aggregate 4,150,000 shares of Common Stock, upon completion of the Offering will own beneficially in the aggregate shares with a market value of $53,950,000 (assuming no exercise of the Underwriters' over-allotment option and an initial public offering price of $13.00). If the Underwriters' over-allotment option is exercised in full (at such assumed offering price), the Kaplans will receive in the aggregate net proceeds of $3,219,000. In addition, as partial consideration for the Predecessor's transfer of its facilities to the Company, the Company shall pay
(i) to the Kaplans $6.0 million (the approximate tax liability expected to be incurred by the Kaplans in connection with transactions pertaining to that transfer) as the cash portion of the consideration for the Predecessor's transfer of its facilities to the Company, and (ii) all real estate transfer taxes arising out of such transfer to the Company of the Company's facilities by its Predecessor (estimated to be approximately $250,000). The Kaplans guaranteed certain indebtedness incurred by the Predecessor with respect to certain facilities, and the Kaplans expect to be released from such guarantees in connection with the consummation of the Offering. See "Certain Transactions -- Conveyance of Assisted Living Business to the Company." Further, the Kaplans individually are the operators of substantially all of the Company's New York assisted living facilities, either pursuant to a separate operating agreement entered into by the Company or the pre-existing agreement with the unaffiliated owner of the facility (that has been assigned to the Kaplans). The Kaplans, as operators of each of these facilities, have engaged a wholly owned subsidiary of the Company to provide certain management services in connection with the day-to-day operations of each facility they operate, in each case pursuant to a separate management agreement. The operating agreements provide for a fee equal to 5% of gross revenues; the pre-existing agreements with third party owners provide for an operating fee equal to 5% of gross revenues or the greater of 5% of gross revenues and a minimum fee (ranging from $96,000 to $150,000 per annum) and including, in some instances, an incentive fee. The fee payable to the Company's subsidiary under each management agreement is 30% of the operators' fees, increasing to 96% of the operators' fees generated by aggregate gross revenues of all facilities operated under this fee structure exceeding $23.0 million. The Kaplans have also agreed that, with respect to any other projects for which the Company may not act as the licensed operator (such as Senior Quarters at East Northport), they will act as licensed operators in exchange for a fee equal to 5% of gross revenues and pay the Company's wholly owned subsidiary a servicing fee equal to 96% of their operating fee. See "Certain Transactions" and "-- Shares Eligible for Future Sale."


SHARES ELIGIBLE FOR FUTURE SALE


    Sales of substantial amounts of shares of Common Stock in the public market after the Offering, or the perception that those sales could occur, could adversely affect the market price of the Common Stock and the Company's ability to raise equity capital in the future in the equity markets. Upon completion of the Offering, the Company will have 7,700,000 shares of Common Stock outstanding (7,966,250 if the Underwriters' over-allotment option is exercised in full). Of these shares, the 3,550,000 shares sold in the Offering (4,082,500 if the Underwriters' option is exercised in full) will be tradeable in the public market immediately without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by "affiliates" of the Company. The remaining 4,150,000 shares of Common Stock outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. It has been agreed that none of these restricted securities shall be sold or otherwise disposed of, without the prior written consent of the representatives of the Underwriters, for at least 180 days after the date of this Prospectus, except in connection with the Offering. After that date, these shares may be sold subject to the limitations of Rule 144. In addition, 3,849,999 of such shares are further subject to: (i) an agreement with the Company pursuant to which each Kaplan shall not, for so long as he shall be an operator of any of the Company's facilities, transfer any shares of Common Stock if it would result in his personally owning fewer than 500,000 shares of Common Stock initially, or 250,000 shares of Common Stock after the fifth anniversary of the consummation of the Offering, in each case, subject to certain exceptions; and (ii) a stockholders' agreement among the Kaplans and the Company pursuant to which (A) each Kaplan has a right of first refusal with respect to a transfer of the shares of Common Stock of the other Kaplans, except for transfers to or for the benefit of family members and a limited exception in the case of any Kaplan's death, and (B) the Kaplans agree that all their shares of Common Stock shall be voted as a unit. The Securities and Exchange Commission (the "Commission") has proposed to amend the holding period required by Rule 144 to permit sales of "restricted securities" after one year rather than the current two years (and two years rather than three years for "non-affiliates" who desire to trade free of other Rule 144 restrictions). If such proposed amendment were enacted, the "restricted securities" described above would become freely tradeable (subject to any applicable contractual restrictions) at correspondingly earlier dates. In addition, each of the Kaplans and their father, Herbert Kaplan, who in the aggregate beneficially own 4,150,000 shares of Common Stock, have certain rights, including demand rights, with respect to the registration of such shares of Common Stock for sale to the public, subject to their agreement with the Underwriters. If one or more of the Kaplans, by exercising their registration rights, cause a large number of shares to be sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. See "Shares Eligible For Future Sale," "Underwriting," and "Certain Transactions -- Registration Rights."


ABSENCE OF PUBLIC MARKET AND DETERMINATION OF INITIAL PUBLIC OFFERING PRICE

    The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "KPSQ." Prior to the Offering, there has been no market for the Common Stock and there can be no assurance that an active public market for the Common Stock will develop or continue after the Offering. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholders, and the representatives of the Underwriters. The negotiated initial public offering price may not be indicative of the market price for the Common Stock after the Offering. See "Underwriting."

DILUTION


    Purchasers of Common Stock in the Offering will experience immediate dilution in net tangible book value per share of Common Stock of $9.58 from the initial public offering price per share (after deduction of the underwriting discount and estimated offering expenses and assuming an initial public offering price of $13.00 per share). See "Dilution."


DIVIDENDS


    The Company is newly formed and has never declared or paid a dividend on its Common Stock. The Company expects to retain its earnings to finance the operation and expansion of its business and, therefore, does not anticipate paying any dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

    The net proceeds to the Company from the Offering, after deducting estimated underwriting discount and offering expenses payable by the Company, are approximately $ million (approximately $ million if the Underwriters' over-allotment option is exercised in full).


    Approximately $20.0 million of the net proceeds will be used to fund a portion of the costs for the seven assisted living facilities currently under pre-construction development and expected to have an aggregate of 948 units and a capacity for 1,146 residents that are described elsewhere in this Prospectus. Although the Company is continually reviewing and negotiating with respect to assisted living development and acquisition projects, the Company has no firm commitment or other agreements, arrangements or understandings with respect to any such development or acquisition project other than those that are described in this Prospectus. The Company expects to use approximately $12.0 million of the net proceeds for all or a portion of the cost of unidentified assisting living acquisition facilities. The Company will also use a portion of the net proceeds to pay (i) to the Kaplans $6.0 million (the approximate tax liability expected to be incurred by the Kaplans in connection with transactions pertaining to the transfer by the Predecessor of its facilities to the Company) as the cash portion of the consideration for such transfer, and (ii) all real estate transfer taxes arising out of such transfer (estimated to be approximately $250,000). See "Certain Transactions." The Company will use the balance of the net proceeds to fund additional currently unspecified developments and acquisitions and for working capital to be used primarily for pre-development and pre-acquisition costs the Company anticipates incurring in connection with its development and acquisition program and general corporate purposes. See "Business -- Growth Strategies -- Development and Acquisition." If the Underwriters' over-allotment option is exercised, the Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."



    Pending the uses outlined above, funds will be placed into short-term investments such as governmental obligations, bank certificates of deposit, banker's acceptances, repurchase agreements, short-term debt obligations, money market funds, and interest-bearing accounts.

                                    DILUTION


    On a pro forma basis, assuming the Predecessor contributed its interest in the Company's facilities for, among other things, 4,150,000 shares of Common Stock and giving effect to the pro forma distribution to partners and shareholders of $6.25 million and affiliate debt that will not be an obligation of the Company, the pro forma net tangible deficit of the Company's 4,150,000 shares of Common Stock outstanding at June 30, 1996, was $14.4 million or ($3.47) per share. Pro forma net tangible deficit per share is determined by dividing the net tangible deficit before the Offering by the number of shares of Common Stock before the Offering. The pro forma net tangible book value as adjusted for the Offering of the Company's 3,550,000 shares of Common Stock at June 30, 1996 was $26.4 million, or $3.42 per share. Pro forma net tangible book value reflects the net tangible book value at June 30, 1996 as if the transactions discussed under "Selected Financial, Operating and Pro Forma Data" were completed on that date. For purposes of calculating the pro forma net tangible book value as adjusted for the Offering at June 30, 1996, the calculation gives effect to the sale of 3,550,000 shares of Common Stock offered hereby (after deduction of the underwriting discount and estimated offering expenses and assuming an initial public offering price of $13.00 per share). Pro forma net tangible book value per share as adjusted assumes the Underwriters' over-allotment option is not exercised. Dilution is determined by subtracting pro forma net tangible book value per share as adjusted for the Offering from the amount of cash paid by a new investor for one share of Common Stock. The following table illustrates the per share dilution:



Assumed initial public offering price per share.....................             $   13.00
    Pro forma net tangible (deficit) per share before the
     Offering.......................................................      (3.47)
    Increase in net tangible book value per share attributable to new
     investors as adjusted..........................................       6.89
                                                                      ---------
Pro forma net tangible book value per share as adjusted for the
 Offering...........................................................                  3.42
                                                                                 ---------
Dilution per share to new investors.................................             $    9.58
                                                                                 ---------
                                                                                 ---------



    The foregoing computations do not include 600,000 shares of Common Stock reserved for issuance and available for grant under the Kapson Senior Quarters Corp. 1996 Stock Incentive Plan, of which 88,462 shares have been reserved for issuance pursuant to the exercise of stock options issued under this plan at an exercise price per share that is equal to the initial public offering price per share. Accordingly, the exercise of these options will not result in further dilution to new investors purchasing shares in the Offering. To the extent that any of the remaining 511,538 shares reserved for issuance under the Kapson Senior Quarters Corp. 1996 Stock Incentive Plan are issued, there could be further dilution to new investors if the fair market value of such shares on the date of grant (which is the exercise price of such shares under this plan) is less than the initial public offering price per share. See "Management -- 1996 Stock Incentive Plan."

                                 CAPITALIZATION


    The following table sets forth the total capitalization of the Company and its Predecessor as of June 30, 1996, and pro forma as adjusted to reflect the issuance of shares to the Kaplans in exchange for their interests in the Company's facilities and the sale of 3,550,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $13.00 per share after deducting underwriting discounts and commissions and estimated offering expenses.



                                                                                             JUNE 30, 1996
                                                                                      ----------------------------
                                                                                                    PRO FORMA AS
                                                                                        ACTUAL     ADJUSTED (1)(2)
                                                                                      -----------  ---------------
                                                                                         (IN THOUSANDS, EXCEPT
                                                                                              SHARE DATA)
Long-term debt, less current portion................................................   $  67,816     $    67,816
                                                                                      -----------  ---------------
Stockholders' equity:
  Preferred Stock, $0.01 par value; 10,000,000 shares authorized, none issued and
   outstanding......................................................................      --             --
  Common Stock, $0.01 par value, 30,000,000 shares authorized, no shares issued and outstanding as of June 30, 1996 (actual) and 7,700,000 shares issued and
   outstanding on an adjusted basis.................................................      --                  77
Additional paid-in capital..........................................................      --              26,287
Retained Earnings (accumulated deficit).............................................     (11,107)        --
                                                                                      -----------  ---------------
Total shareholders' equity (deficit)................................................     (11,107)         26,364
                                                                                      -----------  ---------------
Total capitalization................................................................   $  56,709     $    94,180
                                                                                      -----------  ---------------
                                                                                      -----------  ---------------


- ------------------------
(1) Excludes 532,500 shares of Common Stock subject to the Underwriters' over-allotment option granted by the Company and the Selling Stockholders. The Company will not receive any proceeds from the sale of any shares by the Selling Stockholders, which will occur only if the over-allotment option is exercised. See "Principal and Selling Stockholders."

(2) Excludes an aggregate of 600,000 shares of Common Stock reserved for issuance pursuant to the exercise of outstanding stock options under the Kapson Senior Quarters Corp. 1996 Stock Incentive Plan, under which options to purchase 88,462 shares have already been granted.

                                DIVIDEND POLICY

    The Company is newly formed and has not declared or paid any dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. It is the present policy of the Company's Board of Directors to retain earnings, if any, to finance the expansion of the Company's business. The payment of dividends in the future will depend on the results of operations, financial condition, capital expenditure plans and other cash obligations of the Company and will be at the sole discretion of the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                SELECTED FINANCIAL, OPERATING AND PRO FORMA DATA


    The following table presents selected financial and operating data for the Predecessor and selected pro forma data for the Company. The selected financial data as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, have been derived from the audited combined financial statements of the Predecessor included elsewhere in this Prospectus. The selected financial data as of December 31, 1993 have been derived from the combined financial statements of the Predecessor not included in this Prospectus. The selected unaudited financial data as of December 31, 1991 and 1992 and for the years then ended were derived from the unaudited combined financial statements of the Predecessor not included in this Prospectus. The selected unaudited financial data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 were derived from the unaudited combined financial statements of the Predecessor included elsewhere in this Prospectus. In the opinion of management, the unaudited combined financial statements reflect all adjustments, which are of a normal recurring nature and necessary for a fair presentation of the combined financial position and combined results of operations for the unaudited periods. The combined results of operations for the six months ended June 30, 1995 and 1996 are not necessarily indicative of the results to be expected for the full year.



    The selected unaudited pro forma data for the Company as of June 30, 1996, for the year ended December 31, 1995 and for the six months ended June 30, 1996 include, among others, the adjustments to reflect the acquisition of Town Gate Manor and Town Gate East on April 1, 1996, the sale of a 49.9% interest in Senior Quarters at Chestnut Ridge, and the transactions contemplated in connection with the Offering as described in Note 1, below. The unaudited pro forma statements of operations for the year ended December 31, 1995 and the six months ended June 30, 1996 were prepared as if the transactions had occurred as of January 1, 1995. The unaudited pro forma balance sheet as of June 30, 1996 was prepared as if the transactions occurred at that date, except for the acquisition of Town Gate Manor and Town Gate East and the disposition of the 49.9% interest in Senior Quarters at Chestnut Ridge, which are already reflected in the historical June 30, 1996 balance sheet. In the opinion of management of the Company, all adjustments necessary to present fairly such pro forma financial data have been made based on the proposed terms and structure of the transactions. This unaudited pro forma financial data is not necessarily indicative of what actual results would have been if the transactions had occurred at the beginning of the respective periods nor do they purport to indicate results of future operations of the Company.

                SELECTED FINANCIAL, OPERATING AND PRO FORMA DATA

                                                                                                           SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                              JUNE 30,
                                     ------------------------------------------------------------------  --------------------
                                                                                                PRO
                                                          PREDECESSOR                          FORMA         PREDECESSOR
                                     -----------------------------------------------------  -----------  --------------------
                                       1991       1992       1993       1994       1995      1995 (1)      1995       1996
                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Revenues:
  Assisted living revenues.........  $  10,126  $  11,553  $  12,628  $  13,349  $  14,275   $  17,828   $   7,024  $   9,529
  Management fee...................        332         24        248        348        443         443         209        432
  Other -- affiliates..............     --            242        112         57         45      --              23         23
                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
    Total revenues.................     10,458     11,819     12,988     13,754     14,763      18,271       7,256      9,984
                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Operating Expenses:
  Assisted living operating
   expenses........................      6,514      7,289      7,591      7,837      8,314      10,913       3,931      6,252
  General and administrative.......      1,338      1,038        727      1,142      1,658       3,020         730      1,275
  Depreciation.....................      1,298      1,264      1,188      1,180      1,234       1,440         576        912
                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
    Total operating expenses.......      9,150      9,591      9,506     10,159     11,206      15,373       5,237      8,439
                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Operating income...................      1,308      2,228      3,482      3,595      3,557       2,898       2,019      1,545
Interest income....................         23         22         12          8         44          48          21        104
Interest expense...................     (3,655)    (3,344)    (3,417)    (3,288)    (3,732)     (4,828)     (1,655)    (2,844)
Interest expense -- affiliates.....        (25)      (151)      (136)      (207)      (204)     --            (105)      (121)
Equity in income from joint
 ventures..........................         --         --         --         --         --          --          --         28
Other income (expense), net........         12        280        (10)        (1)       (34)        (30)          1         (8)
                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Income (loss) before minority
 interest and extraordinary item...     (2,337)      (965)       (69)       107       (369)     (1,912)        281     (1,296)
Minority interest in net loss of
 combined partnerships.............     --         --         --         --             16         376      --            371
                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Income (loss) before extraordinary
 item..............................     (2,337)      (965)       (69)       107       (353)     (1,536)        281       (925)
Extraordinary item.................     --         --         --          4,399     --          --          --         --
                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
    Net Income (loss)..............     (2,337)      (965)       (69)     4,506       (353)     (1,536)        281       (925)
                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Unaudited pro forma data:
  Net Income (loss)................     (2,337)      (965)       (69)     4,506       (353)     (1,536)        281       (925)
  Pro forma benefit (provision) for
   income taxes (2)................        935        386         28     (1,803)       141         614        (112)       370
                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Pro forma net income (loss)......  $  (1,402) $    (579) $     (41) $   2,703  $    (212)  $    (922)  $     169  $    (555)
                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Pro forma net loss per
   share (3).......................                                                          $    (.20)
                                                                                            -----------
                                                                                            -----------
  Pro forma weighted average number
   of common shares
   outstanding (3).................                                                              4,631
                                                                                            -----------
                                                                                            -----------
  Pro forma, as adjusted, net loss
   per share (3)(4)................                                                          $    (.12)
  Pro forma, as adjusted, weighted
   average number of common shares
   outstanding (3)(4)..............                                                              7,700
                                                                                            -----------
                                                                                            -----------


                                         PRO
                                        FORMA
                                     -----------
                                       1996(1)
                                     -----------

STATEMENT OF OPERATIONS DATA
Revenues:
  Assisted living revenues.........   $  10,440
  Management fee...................         432
  Other -- affiliates..............      --
                                     -----------
    Total revenues.................      10,872
                                     -----------
Operating Expenses:
  Assisted living operating
   expenses........................       7,070
  General and administrative.......       1,794
  Depreciation.....................         964
                                     -----------
    Total operating expenses.......       9,828
                                     -----------
Operating income...................       1,044
Interest income....................         105
Interest expense...................      (3,118)
Interest expense -- affiliates.....      --
Equity in income from joint
 ventures..........................          28
Other income (expense), net........          (8)
                                     -----------
Income (loss) before minority
 interest and extraordinary item...      (1,949)
Minority interest in net loss of
 combined partnerships.............         540
                                     -----------
Income (loss) before extraordinary
 item..............................      (1,409)
Extraordinary item.................      --
                                     -----------
    Net Income (loss)..............      (1,409)
                                     -----------
                                     -----------
Unaudited pro forma data:
  Net Income (loss)................      (1,409)
  Pro forma benefit (provision) for
   income taxes (2)................         564
                                     -----------
  Pro forma net income (loss)......   $    (845)
                                     -----------
                                     -----------
  Pro forma net loss per
   share (3).......................   $    (.18)
                                     -----------
                                     -----------
  Pro forma weighted average number
   of common shares
   outstanding (3).................       4,631
                                     -----------
                                     -----------
  Pro forma, as adjusted, net loss
   per share (3)(4)................   $    (.11)
  Pro forma, as adjusted, weighted
   average number of common shares
   outstanding (3)(4)..............       7,700
                                     -----------
                                     -----------

                                                                                 DECEMBER 31,                       JUNE 30,
                                                             -----------------------------------------------------  ---------
                                                                                  PREDECESSOR                       PREDECESSOR
                                                             -----------------------------------------------------  ---------
                                                               1991       1992       1993       1994       1995       1995
                                                             ---------  ---------  ---------  ---------  ---------  ---------
SELECTED OPERATING DATA:
  Assisted living units owned, managed and/or operated (end
   of period)..............................................        393        393        661        661        862        661
  Assisted living resident capacity (end of period)........        784        784      1,143      1,143      1,403      1,143
  Weighted average occupancy of fully-stabilized assisted
   living facilities.......................................         99%        99%        98%        98%        98%        99%


                                                               1996
                                                             ---------
SELECTED OPERATING DATA:
  Assisted living units owned, managed and/or operated (end
   of period)..............................................      1,623
  Assisted living resident capacity (end of period)........      2,392
  Weighted average occupancy of fully-stabilized assisted
   living facilities.......................................         99%



                                                          DECEMBER 31,                                 JUNE 30,
                                      -----------------------------------------------------  -----------------------------
                                                           PREDECESSOR                        PREDECESSOR    PRO FORMA AS
                                      -----------------------------------------------------  -------------     ADJUSTED
                                        1991       1992       1993       1994       1995         1996       1996 (1)(3)(4)
                                      ---------  ---------  ---------  ---------  ---------  -------------  --------------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit).........  $ (24,392) $ (11,233) $ (22,603) $ (17,712) $  (3,596)   $  (5,067)     $   32,404
  Total assets......................     33,119     31,825     31,381     34,294     54,407       67,853         102,353
  Long-term debt, excluding current
   portion..........................     18,500     30,547     18,500     20,461     53,808       67,816          67,816
  Partners' and Shareholders' equity
   (deficit)........................    (11,544)   (11,704)   (12,325)    (8,740)    (9,811)     (11,107)         26,364


- ------------------------

(1) The pro forma statement of operations data for the year ended December 31, 1995 and the six months ended June 30, 1996 gives effect to (a) the acquisition on April 1, 1996 by the Predecessor of the operations of Town Gate Manor (Rochester, New York) and Town Gate East (Penfield, New York);
     (b) the April 1996 acquisition of the 49.9% interest in Senior Quarters at Chestnut Ridge by an unrelated third party; (c) operating fees payable to the Kaplans as operators for various New York facilities, net of management fees payable to a subsidiary of the Company; (d) compensation of the Kaplans and additional general and administrative costs of operating as a public company; (e) the initial capitalization of the Company; (f) the issuance of 4,150 shares of the Company's common stock as consideration for the conveyance of all of the Predecessor's assets relating to its assisted living business, and (g) the elimination of net indebtedness and interest payable to an uncombined affiliate of the Predecessor all as if the transactions had occurred as of January 1, 1995. The pro forma balance sheet as of June 30, 1996 gives effect to these transactions as if they occurred on that date except for the transactions in (a) and (b) which are included in the historical combined balance sheet at June 30, 1996. See "Pro Forma Financial Information."



(2) Includes a pro forma income tax adjustment for federal and state income taxes to reflect the Predecessor as a C corporation. See Note 2 to the Combined Financial Statements of the Predecessor.



(3) Reflects the assumed issuance of common shares at the initial public offering price of $13.00 to satisfy the aggregate $6,250 distribution payable to the Kaplans to be paid from the proceeds of the Offering which will be used primarily to satisfy (i) the tax liabilities of the Kaplans expected to be incurred in connection with transactions pertaining to the transfer of the Predecessor interests in the facilities to the Company ($6,000) and (ii) real estate transfer arising out of the transaction estimated to be approximately ($250).



(4) Reflects the proposed issuance of all 3,550 shares in connection with the Offering.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NOTE ON FORWARD-LOOKING STATEMENTS

    Certain information contained in this Prospectus are forward-looking statements. Factors set forth in "Risk Factors" could affect the Company's actual results and could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Prospectus. Prospective investors in the shares of the Company's Common Stock offered hereby should carefully consider the factors set forth in "Risk Factors," in addition to the other information appearing in this Prospectus.

OVERVIEW


    Kapson Senior Quarters Corp. (the "Company") believes that it is one of the largest providers of assisted living services in the United States, and has owned, managed and/or operated assisted living facilities since 1972. Assisted living facilities are an increasingly popular form of senior housing which generally provide a residential alternative for elderly senior citizens who need or desire help with their activities of daily living and certain home health care services, in a non-institutional environment. Many of the Predecessor's facilities also provide, through its Extended Care Program, additional specialized care and services to residents in the beginning stages of Alzheimer's disease, dementia and other cognitive impairments. The Company owns, manages and/or operates 15 assisted living facilities, having in the aggregate 1,623 units with a capacity for 2,392 residents, a majority of which facilities are located in New York; the remaining facilities are located in New Jersey, Connecticut and Pennsylvania. Of these facilities, the Company owns all or a portion of eleven facilities (six facilities are wholly owned and five partially owned, with partial ownership interests ranging from 10.0% to 50.1%) with an aggregate of 1,145 units and a capacity for 1,749 residents. Revenues from these facilities constituted 96.7% of total revenues in 1995, with the balance provided by management fees. In addition, the Company currently has under pre-construction development seven assisted living facilities with an expected aggregate of 948 units and a capacity for 1,146 residents. Prior to the Offering, the Company's facilities were owned, managed and/or operated by one or more S corporations, limited partnerships or limited liability companies of the Company's predecessor, The Kapson Group (the "Predecessor"). The Kapson Group is a general partnership of which Glenn Kaplan, Wayne Kaplan and Evan Kaplan (collectively, the "Kaplans") are the sole equal partners.



    The historical financial statements of the Predecessor represent the combined historical results of operations and financial condition of: (i) four facilities that were wholly owned by the Predecessor (Senior Quarters at Stamford, Senior Quarters at Huntington Station, Senior Quarters at Centereach I, and Senior Quarters at Centereach II); (ii) two wholly owned facilities of the Predecessor that were acquired on April 1, 1996 (Town Gate Manor and Town Gate East); (iii) one facility that was wholly owned by the Predecessor but in which a 49.9% interest was sold to an unrelated third party in April 1996 (Senior Quarters at Chestnut Ridge); (iv) an entity through which the Predecessor controlled a 50% interest in a newly-developed facility in East Northport, New York (Senior Quarters at East Northport) which began operations on March 15, 1996; (v) an entity through which the Company owned a 23.75% minority interest in Change Bridge Inn; (vi) two entities through which the Predecessor owned a minority interest in facilities that were under construction (a 10% interest in Senior Quarters at Glen Riddle and an 11% interest in Senior Quarters at Jamesburg); (vii) a management company which received management fees from five related and four unrelated entities; and (viii) an entity that provided administrative support to the Predecessor and other affiliated entities.



    On June 7, 1996, the Company was formed in order to consolidate and expand the assisted living business of the Predecessor. At or prior to the consummation of the Offering, the Predecessor shall have transferred to the Company the following: (i) certain wholly owned subsidiaries of the Predecessor that own the entire fee in the land and building underlying six facilities (Town Gate East, Town Gate Manor, Senior Quarters at Huntington Station, Senior Quarters at Centereach I, Senior Quarters at Centereach II, and Senior Quarters at
Stamford); (ii) certain wholly owned subsidiaries of the Predecessor that own, directly or indirectly, less than the entire fee in the land and building underlying five facilities (23.75% of Change Bridge Inn, 50.1% of Senior Quarters at Chestnut Ridge, 50% of Senior Quarters at East Northport, 10% of Senior Quarters at Jamesburg, and 11% of Senior Quarters at Glen Riddle); (iii) two wholly owned subsidiaries of the Predecessor that provided management services for all the foregoing facilities, in addition to four facilities in which the Predecessor did not have an equity interest (Castle Gardens, The Regency at Glen Cove, Senior Quarters at Lynbrook, and Senior Quarters at Cranford); (iv) the Predecessor's interests in pre-construction development projects for seven facilities (located in Patterson, NY; Albany, NY; Briarcliff Manor, NY; Tinton Falls, NJ; Riverdale, NY; Westchester County, NY; and Lehigh County, PA); and (v) all of its other assets relating to its assisted living business. In addition, at or prior to the consummation of the Offering certain agreements and/or assignments of pre-existing agreements shall have been executed pursuant to which the Kaplans act as the operators of substantially all of the Company's New York facilities and be paid an operating fee of which a portion is paid to a wholly owned subsidiary of the Company as a fee for management services. See "Certain Transactions." With respect to Senior Quarters at East Northport, management fees accrue but shall not be paid in any year until the co-owner of that property recovers a preferred rate of return upon his equity investment.



    In consideration of the transfer of the Company facilities to the Company described in the foregoing paragraph, the Company shall have, at or prior to the consummation of the Offering: (i) issued to the Kaplans, as sole equal partners of the Predecessor, 4,150,000 shares of Common Stock, and paid to them the sum of $6.0 million (representing the approximate amount of a tax liability expected to be incurred by the Kaplans as a result of transactions pertaining to the transfer of the Predecessor's facilities to the Company), and (ii) agreed to pay all real estate transfer taxes arising out of such transactions (estimated to be approximately $250,000).



    The pro forma combined statement of operations and balance sheet of the Company therefore differ from the historical financial statements in significant respects. They give effect to: (a) the acquisition on April 1, 1996 by the Predecessor of the operations of Town Gate Manor (Rochester, New York) and Town Gate East (Penfield, New York); (b) the April 1996 acquisition of the 49.9% interest in Senior Quarters at Chestnut Ridge by an unrelated third party; (c) operating fees payable to the Kaplans as operators for various New York facilities, net of management fees payable to a subsidiary of the Company; (d) compensation of the Kaplans and additional general and administrative costs of operating as a public company; (e) the initial capitalization of the Company;
(f) the issuance of 4,150,000 shares of the Company's common stock as consideration for the conveyance of all of the Predecessor's assets relating to its assisted living business; and (g) the elimination of net indebtedness and interest payable to an uncombined affiliate of the Predecessor, all as if the transactions had occurred as of January 1, 1995 and June 30, 1996, respectively, except for the transactions in (a) and (b) above, which are included in the historical balance sheet as of June 30, 1996. They also give effect to a pro forma income tax adjustment for federal and state income taxes to reflect the Predecessor as a C corporation. As the Company is newly formed, all references in this Prospectus to the Company in connection with historical financial data or otherwise include the Predecessor.



    The revenues of the Company are derived primarily from two sources: (i) revenue from assisted living services, and (ii) management and/or operating fees for the management and/or operation of facilities owned in whole or part by third parties. Historically, most revenues consisted of assisted living service revenue which comprised 96.7% of gross revenues in 1995. The Company expects that revenues from ancillary services that it provides to the residents of its facilities, such as home health care and the Extended Care Program (which have not been significant to date), will increase as a percentage of total revenue as the Company seeks to expand the number of such services that it offers at its facilities.



RESULTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995



    REVENUES. Assisted living revenues increased to $9.5 million for the six months ended June 30, 1996, compared to $7.0 million for the six months ended June 30, 1995, an increase of 35.7%. The increase is attributable to: (i) the opening of Senior Quarters at Chestnut Ridge on September 1, 1995 and Senior Quarters at East Northport on March 15, 1996 which contributed revenue of $827,000 and $744,000, respectively; and (ii) the acquisition of Town Gate East and Town Gate Manor on April 1, 1996 which contributed combined revenue of $947,000. Excluding Senior Quarters at Chestnut Ridge, Senior Quarters at East Northport, Town Gate East and Town Gate Manor, assisted living revenues were approximately equivalent for the six months ended June 30, 1996 and 1995. Management believes that assisted living revenues for the six months ended June 30, 1996 were negatively impacted by inclement weather experienced during the first quarter of 1996 which resulted in decreased occupancy at certain of the Company's facilities, which was approximately offset by fee increases. Management fee revenue increased to $432,000 for the six months ended June 30, 1996, compared to $209,000 for the six months ended June 30, 1995, an increase of 106.7%. The increase was primarily attributable to Change Bridge Inn, Senior Quarters at Jamesburg, Castle Gardens, Senior Quarters at Lynbrook and Senior Quarters at Glen Riddle which the Company assumed management responsibility for on August 8, 1995, February 1, 1996, January 1, 1996, June 1, 1996, and June 19, 1996, respectively.



    OPERATING EXPENSES. Assisted living operating expenses increased to $6.3 million for the six months ended June 30, 1996, compared to $3.9 million for the six months ended June 30, 1995, an increase of 59.0%. As a percentage of assisted living revenues, assisted living operating expenses were 65.6% and 56.0% for the six months ended June 30, 1996 and 1995, respectively. The increase in assisted living operating expenses as a percentage of assisted living revenues is primarily attributable to the opening of Senior Quarters at Chestnut Ridge and Senior Quarters at East Northport on September 1, 1995 and March 15, 1996, respectively. As is consistent with the Company's experience during the "rent-up" of a new facility, assisted living operating expenses as a percentage of assisted living revenues are higher than they are for a facility which is operating at or near full occupancy. Excluding Senior Quarters at Chestnut Ridge and Senior Quarters at East Northport, assisted living operating expenses as a percentage of assisted living revenues would have been 59.6% and 55.3% for the six months ended June 30, 1996 and 1995, respectively. The increase in assisted living operating expenses as a percentage of assisted living revenues during the six months ended June 30, 1996 is also attributable to: (i) inclement winter weather during the first quarter of 1996 which adversely affected revenues and increased operating expenses; and (ii) increased payroll and employee benefits related to start-up costs for one of the Company's ALP facilities and the introduction of the Company's Extended Care Program at another facility. General and administrative expense was $1.3 million for the six months ended June 30, 1996, compared to $730,000 for the six months ended June 30, 1995. As a percentage of total revenues, general and administrative expense was 12.8% and 10.1% for the six months ended June 30, 1996 and 1995, respectively. The increase is primarily the result of: (i) $389,000 related to higher payroll and employee benefit costs in connection with a strategic decision by the Company to invest in its management and facility development capabilities in order to support future growth through development, acquisition and management of additional facilities; and (ii) costs related to the opening of Senior Quarters at Chestnut Ridge and Senior Quarters at East Northport and preparations for the opening of the Senior Quarters at Lynbrook, Senior Quarters at Patterson, Senior Quarters at Jamesburg and Senior Quarters at Glen Riddle.



    INTEREST EXPENSE. Interest expense was $2.8 million for the six months ended June 30, 1996, compared to $1.7 million for the six months ended June 30, 1995, an increase of 71.8%. The increase is attributable to: (i) the opening of Senior Quarters at Chestnut Ridge and Senior Quarters at East Northport facilities on September 1, 1995 and March 15, 1996, respectively; and (ii) the acquisition of Town Gate East and Town Gate Manor on April 1, 1996. Interest expense with respect to Senior Quarters at Chestnut Ridge and Senior Quarters at East Northport was capitalized prior to their opening.



    NET INCOME (LOSS). Net income (loss) was ($925,000) for the six months ended June 30, 1996, compared to $281,000 for the six months ended June 30, 1995. The decrease in net income is primarily the result of the opening of Senior Quarters at Chestnut Ridge and Senior Quarters at East Northport and, to a lesser extent, higher payroll and benefit costs in connection with the Company's expansion plans. Excluding Senior Quarters at Chestnut Ridge and Senior Quarters at East Northport, net income

(loss) would have been ($59,000) and $495,000 for the six months ended June 30, 1996 and 1995, respectively. The Company was not required to and did not pay federal or state income taxes. The minority interest for the six months ended June 30, 1996 is related to the partial ownership of Senior Quarters at East Northport and Senior Quarters at Chestnut Ridge by unrelated third parties.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994.

    REVENUES. Assisted living revenues increased to $14.3 million for the year ended December 31, 1995, compared to $13.3 million for the year ended December 31, 1994, an increase of 6.9%. The increase is attributable primarily to increased rental rates and to the opening of Senior Quarters at Chestnut Ridge on September 1, 1995, which contributed revenue of approximately $283,000. Excluding Senior Quarters at Chestnut Ridge, assisted living revenues increased 4.8%. Management fee revenue increased to $443,000 for the year ended December 31, 1995, compared to $348,000 for the year ended December 31, 1994, an increase of 27.3%. The increase was primarily attributable to Senior Quarters at Cranford, a facility managed by the Company which opened in late 1993 and for which revenue increased significantly in 1995 due to a full year of stabilized occupancy.


    OPERATING EXPENSES. Assisted living operating expenses increased to $8.3 million for the year ended December 31, 1995, compared to $7.8 million for the year ended December 31, 1994, an increase of 6.1%. As a percentage of assisted living revenues, assisted living operating expenses were 58.2% and 58.7% for the years ended December 31, 1995 and 1994, respectively. Excluding: (i) pre-opening expenses and negative margins during the "rent-up" period for Senior Quarters at Chestnut Ridge; and (ii) a one-time tax refund related to a real estate tax grievance, assisted living operating expenses would be 57.1% of assisted living revenues for the year ended December 31, 1995. General and administrative expense was $1.7 million for the year ended December 31, 1995, compared to $1.1 million for the year ended December 31, 1994, an increase of 45.3%. As a percentage of total revenues, general and administrative expense was 11.2% and 8.3% for the years ended December 31, 1995 and 1994, respectively. The increase is primarily the result of: (i) approximately $160,000 related to higher payroll and employee benefit costs in connection with a strategic decision by the Company to invest in its management and facility development capabilities in order to support future growth; and (ii) approximately $228,000 of general and administrative expenses related to the Company's expansion, including Senior Quarters at Chestnut Ridge, Change Bridge Inn and Castle Gardens.


    INTEREST EXPENSE. Interest expense was $3.7 million for the year ended December 31, 1995, compared to $3.3 million for the year ended December 31, 1994, an increase of 13.5%. The increase is primarily attributable to the opening of Senior Quarters at Chestnut Ridge at which point interest expense with respect to this facility was no longer capitalized.

    INCOME (LOSS) BEFORE EXTRAORDINARY ITEM. Income (loss) before extraordinary item was ($353,000) for the year ended December 31, 1995, compared to $107,000 for the year ended December 31, 1994. The decrease in net income is primarily the result of the opening of Senior Quarters at Chestnut Ridge and higher payroll costs in connection with the Company's expansion plans. The Company did not pay federal or state income taxes.

    EXTRAORDINARY ITEM. For the year ended December 31, 1994, the Company recorded an extraordinary gain of $4.4 million. This gain resulted from a settlement with various lenders to satisfy certain outstanding mortgage notes payable and accrued interest payable at a $4.4 million discount. The Predecessor simultaneously refinanced this debt with other lenders at then prevailing market rates.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993.


    REVENUES. Assisted living revenues increased to $13.4 million for the year ended December 31, 1994, compared to $12.6 million for the year ended December 31, 1993, an increase of 5.7%. The increase is attributable primarily to increased rental rates. Management fee revenue increased to

$348,000 for the year ended December 31, 1994, compared to $248,000 for the year ended December 31, 1993, an increase of 40.4%. The increase was primarily attributable to The Regency at Glen Cove, a facility which the Company assumed management responsibility for in 1993 and received a full year of management fees in 1994.


    OPERATING EXPENSES. Assisted living operating expenses increased to $7.8 million for the year ended December 31, 1994, compared to $7.6 million for the year ended December 31, 1993, an increase of 3.2%. As a percentage of assisted living revenues, assisted living operating expenses were 58.7% and 60.1% for the years ended December 31, 1994 and 1993, respectively. During 1994, however, the decrease was limited by the fact that the Company experienced an increase in its employee health care benefit costs as a percentage of wages and salaries. In response to this increase, on July 1, 1995, the Company changed its health care benefit program to offer a more cost-effective managed care option and, as a result, employee health care benefit costs as a percentage of wages and salaries decreased. General and administrative expense was $1.1 million for the year ended December 31, 1994, compared to $727,000 for the year ended December 31, 1993, an increase of 57.0%. As a percentage of total revenues, general and administrative expense was 8.3% and 5.6% for the years ended December 31, 1994 and 1993, respectively. The increase is primarily the result of hiring of additional personnel to support anticipated growth.


    INTEREST  EXPENSE.   Interest expense  was $3.3  million for  the year ended
December 31, 1994, compared to $3.4 million for the year ended December 31, 1993.

    INCOME (LOSS) BEFORE EXTRAORDINARY ITEM. Income (loss) before extraordinary item was $107,000 for the year ended December 31, 1994, compared to ($69,000) for the year ended December 31, 1993. The increase is primarily due to improved operating margins, and reduced interest payments which were partially offset by higher interest expense to affiliates.

    EXTRAORDINARY ITEM. For the year ended December 31, 1994, the Company recorded an extraordinary gain of $4.4 million. This gain resulted from a settlement with various lenders to satisfy certain outstanding mortgage notes payable and accrued interest payable at a $4.4 million discount. The predecessor simultaneously refinanced this debt with other lenders at then prevailing market rates.


LIQUIDITY AND CAPITAL RESOURCES



    Net cash provided by (used in) operating activities was ($1.1 million) for the six months ended June 30, 1996, compared to $513,000 for the six months ended June 30, 1995. The decrease is primarily attributable to: (i) a net loss for the six months ended June 30, 1996, compared to net income for the six months ended June 30, 1995; (ii) a minority interest in the net loss of a partnership owning Senior Quarters at East Northport; and (iii) a decrease in accounts payable and accrued expenses. Net cash provided by operating activities was $3.1 million, $1.7 million and $1.9 million for the years ended December 31, 1995, 1994 and 1993, respectively. The increase in 1995, compared to 1994 is primarily attributable to an increase in accounts payable and accrued expenses.



    Net cash used in investing activities was $14.4 million for the six months ended June 30, 1996, compared to $8.2 million for the six months ended June 30, 1995. Net cash used in investing activities was $17.6 million, $468,000 and $505,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Substantially all of the cash used in investing activities for the six months ended June 30, 1996 and 1995 and the year ended December 31, 1995 was for the development and/or acquisition of new facilities (which was partially offset by the sale of a minority interest in Senior Quarters at Chestnut Ridge for $1.2 million) during the six months ended June 30, 1996, compared to facility improvements and equipment purchased and an increase in restricted mortgage escrow funds during the years ended December 31, 1994 and 1993. Net cash used in investing activities for the year ended December 31, 1994 was offset by the sale of a minority interest in Senior Quarters at East Northport for $1.5 million. Net cash used in investing activities was funded primarily through long-term debt and cash provided by operations.

    Net cash provided by financing activities was $13.8 million for the six months ended June 30, 1996, compared to $7.5 million for the six months ended June 30, 1995. Net cash provided by financing activities primarily consists of the proceeds of long-term debt offset by principal repayments of long-term debt and distributions to partners and shareholders. The increase for the six months ended June 30, 1996 is primarily the result of long-term debt associated with the completion and opening of Senior Quarters at East Northport and the acquisition of Town Gate Manor and Town Gate East. Net cash provided by (used in) financing activities was $16.0 million, ($661,000) and ($963,000) for the years ended December 31, 1995, 1994, and 1993, respectively. The increase in 1995, compared to 1994, is primarily the result of long-term debt associated with Senior Quarters at East Northport. Net cash used in financing activities was negative in 1994 and 1993 as a result of payments on long-term debt and deferred financing costs incurred by the Company and shareholder and partner distributions.



    Historically, the Company has operated with significant working capital deficits primarily as a consequence of current liabilities owed to an uncombined affiliate of the Predecessor as well as certain financing activities. The working capital deficit for the Company was $4.3 million at June 30, 1996 and $3.6 million and $17.7 million at December 31, 1995 and 1994, respectively. Excluding current liabilities owed to an affiliate of the Company (which will not be an obligation of the Company), the Company's working capital position would have been a deficit of $1.4 million at June 30, 1996 and $296,000 and $14.6 million at December 31, 1995 and 1994, respectively. At December 31, 1994, the Company's working capital position was adversely impacted by the $15.0 million current portion of long-term debt. Such current portion of long-term debt was $246,000 at December 31, 1995. On a pro forma basis, which reflects a $6.0 million payment to partners and stockholders and an assumption of a liability currently estimated to be approximately $250,000, the Company's working capital deficit at June 30, 1996, was $10.6 million. Following the Offering and the application of the estimated net proceeds therefrom, the Company will have pro forma working capital of $33.1 million.



    The various facilities owned by the Company, excluding minority-owned facilities, were subject to mortgage indebtedness in an aggregate amount of approximately $68.7 million at June 30, 1996. The mortgage indebtedness bears interest at market rates, currently ranging from 7.7% to 10.5%. In January 1995, the Predecessor obtained a $40.0 million acquisition and development credit facility with Health Care REIT, Inc. ("HCR"), pursuant to which temporary construction financing bears interest at 3.5% above the base rate announced by The National City Bank of Cleveland but not less than 11.25%, and permanent financing bears interest at the rate of a ten-year U.S. Treasury Note plus 4.25% per annum. The permanent financing rate increases by 30 basis points per year. Approximately $31.2 million of the HCR credit facility has been drawn and/or allocated to specific projects and is secured by four facilities (Senior Quarters at Chestnut Ridge, Town Gate Manor, Town Gate East and Senior Quarters at Briarcliff). Effective as of the date of the Offering, the Company will have a $140.0 million acquisition and development credit facility with HCR, pursuant to which temporary construction financing bears interest at 3.5% above the base rate announced by The National City Bank of Cleveland and permanent financing bears interest at the rate of a ten-year U.S. Treasury Note plus either 4.0% per annum for mortgage indebtedness or 3.75% per annum for permanent operating leases. The permanent financing rate increases by 25 basis points per annum. The amounts drawn on the original $40.0 million HCR credit facility will be applied against the new $140.0 million facility. Indebtedness on two other properties (Senior Quarters at Huntington Station and Senior Quarters at Stamford) having a combined outstanding balance of $15.5 million, matures in February 1999, at which time all unpaid principal balances, if any, become due and payable. While the Company expects to refinance such debt with the existing lender or with another financing source, there can be no assurance that the Company will be able to obtain such refinancing on terms acceptable to the Company, which could result in an adverse effect on the Company's operating results and financial condition.



    With respect to current indebtedness on Senior Quarters at Huntington Station and Senior Quarters at Stamford, which matures in February 1999, the lending arrangements contain an equity participation feature payable at maturity in an amount which is the greater of (a) $480,000 or
(b) 25% of appraised market value over $17.5 million. The Company is negotiating to remove the equity participation features of these loans, but there can be no assurance that such negotiations will be successful.



    The net proceeds to the Company from the Offering, at an assumed offering price of $13.00 per share, after deducting estimated underwriting discount and offering expenses payable by the Company, are approximately $40.8 million ($44.0 million if the Underwriters' over-allotment option is exercised in full). Approximately $20.0 million of the net proceeds will be used to fund the Company's equity investment in identified development and acquisition projects for seven assisted living facilities having in the aggregate 948 units and a capacity for 1,146 residents. The Company expects to use approximately $12.0 million of the net proceeds for all or a portion of the cost of unidentified assisting living development and acquisition projects. Accordingly, the Company estimates that this portion of the proceeds will be sufficient to fund its development and acquisition activities for the next 18 months. The Company will use a portion of the net proceeds to fund: (i) payment to the Kaplans of the sum of $6.0 million (representing the approximate tax liability expected to be incurred by the Kaplans in connection with transactions pertaining to the transfer by the Predecessor of its facilities to the Company); and (ii) all real estate transfer taxes arising out of the transfer by the Predecessor of its facilities to the Company (estimated to be approximately $250,000). The Company will use the balance of the net proceeds to fund additional currently unspecified development and acquisitions and for working capital to be used primarily for pre-development and pre-acquisition costs the Company anticipates incurring in connection with its development and acquisition program and general corporate purposes. See "Use of Proceeds" and "Certain Transactions." Pending the uses outlined above, funds will be placed into short-term investment such as governmental obligations, bank certificates of deposit, banker's acceptances, repurchase agreements, short-term debt obligations, money market funds, and interest bearing accounts.



    The Company's growth strategy contemplates developing and/or acquiring approximately 30 facilities containing in the aggregate 3,500 units and a capacity for 4,100 residents by the end of 1999. The Company intends to either develop facilities by constructing new facilities or converting existing buildings into new facilities, or acquiring existing facilities. Over the past three years, the average cost for the development or acquisition of a new facility has ranged from $8.0 million to $22.0 million, with an average of $13.5 million. Based on this average, the 30 facilities that the Company contemplates developing through 1999 will cost an aggregate of $405 million. The Company's primary focus is the northeastern United States, which is traditionally one of the most expensive areas for development because of a variety of factors, including, but not limited to, the cost of land, construction, zoning and regulatory compliance.



    The Company intends to finance its growth strategy for the foreseeable future through a variety of sources, including the proceeds of the Offering, bank and other financing, long-term operating leases with REITs, future debt or equity offerings, joint ventures and other sources. To a limited extent, the Company may also use other forms of financing such as taxable or tax-exempt long-term debt, including publicly issued debt. Because the Company intends to use such financing for its properties, the amount of its indebtedness may increase as the Company pursues its growth strategy. As a result of existing and future indebtedness, a substantial portion of the Company's cash flow will be devoted to debt service. There can be no assurance that the Company will generate sufficient cash flow from operations to cover required interest and principal payments. If the Company were unable to meet interest and principal payments, it could be required to seek renegotiation of such payments with its lenders or obtain additional equity or debt financing. There can be no assurance, however, that such efforts will be successful or timely or that the terms of any such financing or refinancing would be acceptable to the Company. Further, in the event of future financings and refinancings, increases in prevailing interest rates could increase the Company's debt service obligations.

IMPACT OF CERTAIN ACCOUNTING STANDARDS


    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), which prescribes a new method of accounting for stock-based compensation that determined compensation expense based on fair value measured at the grant date. SFAS No. 123 gives companies that grant stock options or other equity instruments to employees the option of either adopting the new rules or continuing current accounting; however, disclosure would be required of the pro forma amounts as if the new rules had been adopted. SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company has not yet decided whether to adopt the new method of accounting.


IMPACT OF INFLATION AND CHANGING PRICES


    Assisted living revenue and management fees from assisted living facilities are the primary sources of revenue earned by the Company. These properties are affected by rental rates which are highly dependent upon market conditions and the competitive environments where the facilities are located. Employee compensation is the principal cost element of property operations. Although there can be no assurance it will continue to do so, the Company has been able historically to offset the effects of inflation on salaries and other operating expenses by increasing rental rates.

                                    BUSINESS

GENERAL


    Kapson Senior Quarters Corp. (the "Company") believes that it is one of the largest providers of assisted living services in the United States. The Company has owned, managed and/or operated assisted living facilities since 1972. Assisted living facilities provide a residential alternative for elderly senior citizens who need or desire assistance with their activities of daily living and certain home health care services, in a non-institutional environment. A majority of the Company's assisted living facilities are operated under the "Senior Quarters" trademark.



    The Company's operating philosophy is to provide services and care which meet the individual needs of its residents, and to enhance their physical and mental well-being, thereby allowing residents to live longer and to "age in place." The Company's facilities are designed to provide premium accommodations and a comprehensive, bundled package of standard services for a single monthly fee. These facilities offer, on a 24-hour basis, personal, supportive and home health care services appropriate for their residents in a home-like setting, which allow residents to maintain their independence and quality of life.
Furthermore, many of the Company's facilities, through its Extended Care Program, also offer additional specialized care and services to residents in the beginning stages of Alzheimer's disease, dementia and other cognitive impairments. At June 30, 1996, the average monthly fee for standard services at the Company's facilities was approximately $2,980 per unit. The Company believes that its facilities are generally larger than typical assisted living facilities in terms of units and resident capacity. Its prototype development facility consists of 125 units with capacity for up to 200 residents. Over 50 years of combined experience in the assisted living industry have led the three senior executives of the Company, Glenn Kaplan, Wayne Kaplan and Evan Kaplan (collectively, the "Kaplans"), to develop and implement this prototype which enhances operating margins by capitalizing on economies of scale.



    The Company owns, manages and/or operates 15 assisted living facilities with an aggregate of 1,623 units and a capacity for 2,392 residents, located in New York, New Jersey, Connecticut and Pennsylvania. Of these facilities, the Company owns all or a portion of eleven facilities (six entirely and five partially, with partial ownership interests ranging from 10.0% to 50.1%) with an aggregate of 1,145 units and a capacity for 1,749 residents. Revenue from these facilities constituted 96.7% of the Company's 1995 revenues, with the balance provided by management fees. In addition, the Company currently has under pre-construction development seven assisted living facilities in these states with an expected aggregate of 948 units and a capacity for 1,146 residents. The average age of residents at the Company's facilities is approximately 85, and the average length of stay is 24 months. At June 30, 1996, the Company's facilities that were stabilized (I.E., in operation for at least twelve months) had a weighted average occupancy rate of 99.0%, with many of them maintaining waiting lists. Furthermore, such facilities have operated at a 98.0% occupancy rate for the past five calendar years. Management attributes its success in maintaining high monthly fees and occupancy levels to a number of factors, such as the premium nature of its facilities; the comprehensive bundling of standard services as part of a single package and the quality of those services; referrals from former residents, their families and health care professionals; and the long tenure and low turnover of its staff, which produces strong relationships with the residents and their families.



    Under applicable New York law and regulations, a for-profit corporation is not permitted to be the licensed operator of a licensed facility, although legislation recently has been passed by the New York state legislature (and may be signed by the Governor of that state shortly) which would permit privately owned for-profit corporations to operate certain types of licensed facilities. See "-- Government Regulation." Therefore, the Kaplans individually are the licensed operators of all the Company's licensed facilities in New York, except for one which is operated by its not-for-profit owner. These facilities are operated pursuant to either an operating agreement between the Company and the licensed operators or the pre-existing agreement with the applicable third party owner of the facility that has been assigned to the licensed operators by the Company. The licensed operators have, in turn, engaged a wholly owned subsidiary of the Company to provide certain management services to each such facility. This basic structure, and substantially similar agreements, are also used with respect to one New York facility that is an independent living facility which, as such, is not a licensed facility. See "Certain Transactions -- Arrangements Regarding Operation of Certain Facilities."



    The Company was formed in order to consolidate and expand the assisted living facility business of The Kapson Group, a New York general partnership of which the sole equal partners are the Kaplans, who are brothers. In connection with the Offering, a series of transactions designed to consolidate The Kapson Group's assisted living facility business in the Company are being entered into. See "Business -- Government Regulation" and "Certain Transactions." The address of the Company's headquarters is 242 Crossways Park West, Woodbury, New York 11797. Its telephone number is (516) 921-8900 and its facsimile number is (516) 921-8998. The Company is a Delaware corporation incorporated on June 7, 1996.


THE ASSISTED LIVING INDUSTRY

    THE ASSISTED LIVING MARKET. The long-term care industry encompasses a wide continuum of services and residential arrangements for elderly senior citizens. Skilled nursing facilities provide the highest level of care and are designed for elderly senior citizens who need chronic nursing and medical attention and are not able to live on their own. Further, skilled nursing facilities tend to be one of the most expensive alternatives while providing elderly senior citizens with limited independence and a diminished quality of life. On the other end of the continuum is home-based care, which typically is provided in an individual's private residence. While this alternative allows the elderly individual to "age in place" in his or her home and, in certain instances, can provide most of the services available at a skilled nursing facility, it does not foster any sense of community or the ability to participate in group activities.

    Assisted living facilities generally are designed to fill the gap in the middle of this continuum. Assisted living facilities have been described by the Assisted Living Facilities Association of America ("ALFAA") as providing a special combination of housing and personal, supportive and home health care services designed to respond to the individual needs of those who need or desire help with their activities of daily living, including personal care and household management. According to ALFAA, residents of assisted living facilities are generally in their eighties. Services in an assisted living facility are generally available 24 hours a day to meet the scheduled and unscheduled needs of residents, thereby promoting maximum dignity and independence.


    The assisted living industry remains highly-fragmented, with only approximately 5% of the industry's units represented by the top 30 industry participants. The industry is characterized by participants who operate only a limited number of facilities and who frequently can offer only basic assistance with a limited number of activities of daily living. The Company believes that it is characterized by the following: (i) the ability to offer premium accommodations and a comprehensive bundle of standard services for a single inclusive monthly fee; (ii) sophisticated, professional management structures and highly-trained employees; (iii) a cost-efficient, user-specific prototype facility; (iv) experience in providing home health care services; and (v) the proven ability to operate in a highly regulated environment such as that in the State of New York.


    TRENDS AFFECTING THE INDUSTRY. The Company believes its assisted living business benefits from the following demographic trends, cost-containment initiatives, long-term care facility supply and demand imbalances and quality of life advantages affecting the long-term care industry:


    AGING POPULATION. The continued aging of the United States population results in increased demand for care of elderly senior citizens. This group represents one of the fastest growing segments of the population, and requires a disproportionately high percentage of health care services. According to U.S. Bureau of the Census data, the number of people in the United States aged 75 and older increased by approximately 47% from 1981 to 1995, growing from 10.1 million to 14.8 million. The segment of the population over 85 years of age, which comprises the largest group of residents at the Company's facilities, is projected, according to U.S. Census data, to increase by approximately 42% between the years 1990 and 2000 in the United States. Furthermore, according to projections by the U.S. Bureau of the Census, by the year 2010, six million members of the United States population will be aged 85 years or over, and, according to the Agency for Health and Policy Research, an estimated 57% of these individuals will need help with one or more activities of daily living. The Company believes that the aforementioned statistics and the significant growth of the elderly population in comparison to the general population, as depicted in the graph below, will contribute to continued strong demand for assisted living services.


   PROJECTED PERCENTAGE CHANGE IN THE ELDERLY POPULATION OF THE UNITED STATES

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

              85+       75-84     GENERAL POPULATION
1980            0.0%       0.0%                  0.0%
1990           34.9%      29.5%                  9.8%
2000           93.4%      59.8%                 19.4%
2010          166.0%      69.0%                 23.9%
2020          210.6%      98.4%                 26.8%

                                              Source: U.S. Bureau of the Census.

     CHANGING FAMILY DYNAMICS. Changing family dynamics increase the likelihood that families will utilize the assisted living alternative. Because of the growing number of two-income households as well as the increased geographical separation of elderly family members from their children and grandchildren, many families (especially those with children at home) are not able to care for their elderly relatives in their homes. Historically, unpaid women (typically daughters or daughters-in-law) have represented a large portion of the care-givers of the non-institutionalized elderly. Consequently, due to the increased number of women in the labor force, there has been a reduction in the supply of in-home family care-givers. Other factors, including the increase in single-parent households, as well as wider geographic dispersion of families, have contributed to the growing inability of families to care for their elderly relatives in the home.

    INCREASED AFFLUENCE OF THE ELDERLY. The net worth of elderly senior citizens has increased and, consequently, many can better afford to pay for third-party care. Many seniors have accumulated equity through savings plans as well as home ownership. According to U.S. Bureau of the Census data, the median net worth of householders aged 75 or more has increased from $55,178 in 1984 and $61,491 in 1988 and $76,541 in 1991 to $77,654 in 1993 in the United States.

    LIMITATION ON THE SUPPLY OF LONG-TERM CARE FACILITIES. State regulation and the growing number of persons over the age of 75 may, in some areas, create an imbalance between the supply and demand for assisted living services. The majority of states in the United States (including New York) have enacted certificate of need or similar legislation which generally limits the construction of new skilled nursing facilities and the addition of beds or services in existing skilled nursing facilities. High construction costs, limitations on government reimbursement for the full cost of construction, and start-up time and expenses also act to constrain growth in the supply of such facilities. Such legislation benefits the assisted living industry by limiting the supply of skilled nursing beds available for elderly senior citizens. Certificates of need are not required for assisted living facilities in most states, although some states do require assisted living providers to obtain a license to operate their facilities and to comply with various regulations regarding building requirements and operating procedures. Furthermore, states often impose additional requirements on specific types of assisted living facilities over and above standard congregate care requirements, making it increasingly difficult for potential industry participants who are not familiar with applicable regulatory requirements to open new facilities. New York requires both a public needs assessment and licensure for certain types of assisting living facilities. Further, the limited pool of experienced assisted living staff and management, as well as the costs and start-up expenses to construct an assisted living facility, provide an additional entry barrier for the assisted living business. However, the Company competes with numerous local, regional and national companies providing assisted living services and other long-term care alternatives. The Company expects that, as assisted living receives increased attention, competition will grow. See "-- Competition."


    COST-CONTAINMENT PRESSURES; PUSH-DOWN EFFECT. In response to rapidly rising health care costs, both government and private pay sources have adopted cost-containment measures that have encouraged reduced lengths of stay in hospitals and skilled nursing facilities. Moreover, cost factors are placing pressure on skilled nursing facilities to shift their focus toward more intense levels of care which enables them to charge higher fees, thus creating a shortage of facilities where skilled but less intensive care is available. The result of these forces is that patients are being "pushed down" from hospitals and skilled nursing facilities to assisted living facilities. For example, the State of New York enacted its Assisted Living Program as a cost-effective long-term care alternative mainly for Medicaid beneficiaries who are eligible for placement in a skilled nursing facility. The rate paid by Medicaid for the home care services for Medicaid beneficiaries in an Assisted Living Program is 50% of the rate that would be paid for the same services in a skilled nursing facility in the same geographical area.


    QUALITY OF LIFE ADVANTAGES. The Company believes that assisted living is becoming a preferred choice over skilled nursing homes for elderly senior citizens and their families. This preference can be attributed to the ability of residents of assisted living facilities to "age in place" in a residential group-setting, thereby promoting independence, dignity and an improved quality of life.


GROWTH STRATEGY


    OVERVIEW. The Company's growth strategy for the foreseeable future focuses on the expansion of its existing portfolio through the development and acquisition of additional assisted living facilities, the expansion of its ancillary services, such as home health care services, in-house pharmacy services and its Extended Care Program, and maintaining its focus on cost-efficient facilities management. The Company also intends to continue to capitalize on public recognition of the "Senior Quarters" trademark to distinguish itself from competitors.



    The Company's primary focus is the northeastern United States where it intends to maintain its position as a leading assisted living provider. The Company also will seek to develop or acquire facilities in other areas of the United States in which it believes it will be able to create a sizable presence. The Company believes that by concentrating or "clustering" its facilities in target areas with desirable demographics, it can increase the efficiency of its management resources and achieve broad economies of scale.



    Three generations of the Kaplan family have shaped the growth strategy of the Company. Since 1985, the Company has developed ten assisted living facilities and acquired all or an interest in three others, formed home health care service agencies in order to offer such services in the Company's facilities, and developed its prototype facility for cost-effective management. Most of these facilities have been located in New York State, which has one of the most extensive regulatory frameworks with respect to the provision of assisted living services. Accordingly, the Company believes that it not only has the requisite experience but also the systems, procedures and infrastructure to support its growth strategy and to adapt to regulatory change. The Company intends to continue to finance its development and acquisition of new facilities through a variety of sources, including the proceeds of the Offering, bank and other financing, long-term operating leases with REITs, future debt or equity offerings, joint ventures and other sources.

    DEVELOPMENT AND ACQUISITION. Since 1985, the Company has developed ten assisted living facilities having in the aggregate 1,069 units with a capacity for 1,599 residents and has acquired the entire or a partial interest in three facilities having in the aggregate 270 units with a capacity for 311 residents. The Company presently intends to develop and acquire approximately 30 assisted living facilities with an aggregate of 3,500 units with a capacity for 4,100 residents by the end of 1999, thereby increasing by approximately 175% the resident capacity in all of the facilities that it owns, manages and/ or operates. The Company will seek to realize this growth primarily through the construction of new facilities and through the acquisition of existing facilities. The Company intends to pursue the conversion of buildings employed for other uses on a selective basis, thereby increasing its universe of potential development activities. Additionally, the Company will selectively enter into management contracts with not-for-profit and for-profit institutions and developers inexperienced in operating an assisted living facility.


    The Company's experience with real estate developers and lenders has led it to believe that the "Senior Quarters" trademark and the Company's established reputation in the assisted living industry increases its development and acquisition opportunities and that its participation in a project generally lends that project credibility with the potential financing sources, local governing bodies and communities and potential residents. Further, through its activities as a leading developer and operator of assisted living facilities in the northeastern United States and management's activities in numerous industry associations, the Company has generated numerous contacts through which it is able to identify possible development and acquisition opportunities.


DEVELOPMENT OF NEW FACILITIES

    PROTOTYPE FACILITY. Through its quarter of a century of industry experience, the Company has developed a prototype facility floor plan with more efficient and flexible multi-purpose common areas and residential unit layout. The design of this prototype has enabled the Company to reduce the square footage required by 25% without adversely impacting the quality of its services and facilities. The prototype facility contains 125 units with a capacity for up to 200 residents, includes studios, one-bedroom and two-bedroom units, and spans 82,000 square feet.
    DEVELOPMENT PROCESS. The development of a facility begins with the zoning process, which the Company has significant experience at managing. Local zoning board members are strongly encouraged to visit the Company's existing facilities on both an escorted and a "drop-in" basis and to discuss with the Company's senior management any concerns that may arise so that they may be addressed well in advance of zoning board meetings. While the Company has developed a prototype for its facilities, this plan is extremely flexible with respect to the exterior facade, which can be tailored to blend into the surrounding community. The construction of the Company's new facilities is typically undertaken by a select group of general contractors with whom the Company works or intends to work on a continuing basis. All contractors are required to submit performance and payment bonds in favor of the Company. Several bids are solicited for each project and the winning bidder is brought into the planning process in its initial stages. The intensive involvement of the general contractor at such an early stage has resulted in most of the Company's existing projects being completed on time and within budget. There can be no assurance, however, that future projects will be completed on time and within budget.

    DEVELOPMENT IN PROGRESS. The Company is currently involved in various stages of pre-construction development with respect to the seven assisted living facilities listed in the chart below, which the Company will have, unless otherwise indicated, a majority interest in, manage and/or operate.


                                                                   ANTICIPATED                             ANTICIPATED
                                                                NUMBER OF UNITS/     COMMENCEMENT OF      COMPLETION OF
              FACILITY                        LOCATION          RESIDENT CAPACITY     CONSTRUCTION         CONSTRUCTION
- -------------------------------------  -----------------------  -----------------  -------------------  ------------------
Senior Quarters                        Briarcliff Manor, NY           102/130         3d Quarter 1996      3d Quarter 1997
Senior Quarters (1)                    Patterson, NY                  100/120         3d Quarter 1996      3d Quarter 1997
Senior Quarters                        Albany, NY                     125/200        4th Quarter 1996      3d Quarter 1997
Senior Quarters                        Riverdale, NY                  221/221        4th Quarter 1996     4th Quarter 1997
Senior Quarters                        Tinton Falls, NJ               125/150        1st Quarter 1997     1st Quarter 1998
Senior Quarters                        Northampton County, PA         125/125        1st Quarter 1997     1st Quarter 1998
Senior Quarters                        Westchester County, NY         150/200         2d Quarter 1997      2d Quarter 1998


- ------------------------------
(1) The  Company owns a minority interest in  the entity owning the fee interest
    in  the  land   and  building   underlying  this   facility.  See   "Certain
    Transactions."

     PRELIMINARY NEGOTIATIONS FOR FUTURE DEVELOPMENT. The Company is in the preliminary stage of discussions to develop or acquire an additional 20 sites in five states. In considering a prospective site for development, the Company generally considers such factors as a potential market's demographics, the number of existing long-term care facilities (including those owned or managed by the Company) in the area, and the income level of the target population. Preliminary development activities include due diligence activities (including the evaluation of environmental and geo-technical matters), the preparation of architectural and engineering plans and the negotiation of definitive agreements regarding the acquisition of the site and the financing of the development. The Company currently has no binding commitment or other agreement, arrangement or understanding to acquire or to proceed with the development of any of these sites, and there can be no assurance that the Company will ultimately be able to or elect to acquire and develop any of these sites.

    ACQUISITION OF EXISTING FACILITIES


    ACQUISITION CRITERIA. Driven by the assisted living industry's current fragmentation and ongoing consolidation, the Company believes that there are a large number of acquisition opportunities available for well financed, experienced operators. Through its extensive experience in the assisted living industry and its development and acquisition team, the Company continually seeks to acquire facilities in its targeted markets. In evaluating potential acquisitions, the Company reviews and considers: (i) the location, ability to cluster with existing facilities, and demographics of the area; (ii) the current and projected revenues and cash flow of the facility; and (iii) the Company's ability to increase bottom line profitability through enhanced services (including home health care), operational efficiencies and capital improvements.



    ACQUISITION PROCESS. Through its experience in developing and operating assisted living facilities and management's participation in industry associations, the Company has generated numerous contacts through which it is able to identify possible acquisitions. The Company is regularly contacted by other operators, industry participants and groups, as well as lenders and banks associated and unassociated with the Company. The Company believes that it is chosen over others due to its recognition as an experienced operator and its ability to operate effectively in highly regulated states. Management intends to pursue single and portfolio acquisitions of assisted living facilities where the Company believes it can add increased value to the existing operations. Further, the Company will seek to acquire independent living facilities where there is an opportunity to reposition the existing operation into a Senior Quarters assisted living facility.


    EXISTING MANAGED OR PARTIALLY OWNED FACILITIES. The Company intends, in the future, to discuss with one or more third-party owners of interests in the Company's existing facilities, the potential for purchase by the Company of all or a part of their interests. The Company would use the same analysis that would be applied to new acquisitions when reviewing these opportunities. The Company currently has no firm commitments or other agreements, arrangements or understandings with respect to any such acquisition.


    CONVERSIONS OF EXISTING FACILITIES USED FOR OTHER PURPOSES. The Company has extensive experience with the conversion of existing buildings into assisted living facilities which it believes expands its universe of potential development opportunities. In certain instances, the conversion of an existing facility may have compelling economic advantages compared to the development of a new facility, including: (i) lower total development costs; (ii) less time required for preparation of the facility; and (iii) an expedited zoning permit process. While the Company believes that the majority of the facilities it develops in the future will be newly constructed, the Company also believes that its extensive experience with conversions enlarges its universe of potential development projects and will enable it to take advantage of economically lucrative conversion opportunities that do arise.

                  CONVERSION OF EXISTING BUILDINGS SINCE 1985

              FACILITY                                                 CONVERSION
- -------------------------------------  --------------------------------------------------------------------------
Senior Quarters at Huntington Station  In 1986, the Company purchased a vacant school building and developed an assisted living facility by adding a new wing and implementing extensive renovation and rehabilitation.
Senior Quarters at Stamford            This assisted living facility was formerly a luxury hotel that was purchased by the Company in 1988 and thereafter converted into a managed residential facility with its own Assisted Living Services Agency.
The Regency at Glen Cove               This assisted living facility was formerly an unfinished condominium project that was converted, designed and built in 1993 by its owner with the Company's assistance.
Senior Quarters at Cranford            The Company assisted the owner of this former hotel in converting it to an assisted living facility in 1993.
Senior Quarters at Chestnut Ridge      This assisted living facility was formerly a hotel that, in 1995, was converted by doing extensive renovation and adding a new building which incorporated many of the common areas.
Senior Quarters at East Northport      The Company converted this former school building into an ALP facility in
                                       1995-96 by performing extensive renovation and adding two residential wings.


    ADDITION OF MANAGEMENT CONTRACTS WITH UNAFFILIATED THIRD PARTIES. The Company currently has four facilities which it manages for not-for-profit institutions and other unaffiliated third-parties. The Company believes that management contracts are not only generally profitable but also allow management a close look at a facility which may lead to its acquisition. Management believes that it is chosen due to its experience in operating assisted living facilities.



    EXPANSION OF COMPANY-PROVIDED ANCILLARY SERVICES. The Kaplans own and operate a New York licensed home care services agency, which offers home care services in most of the Company's New York facilities, and an Assisted Living Services Agency as part of its Connecticut facility. The Company intends to provide such services (which have not produced significant revenues to date) in all of its facilities, where permitted under applicable law, and has applied for such licensure to provide such services in New York and Connecticut. The Company expects to apply in the next year for registration as a pharmacy in New York in order to offer and provide in-house pharmacy services in its New York facilities and, where permissible, at its other facilities. See "-- Government Regulation." In addition, the Company intends to offer its Extended Care Program for residents suffering from cognitive impairments at many of its existing facilities and all of its new facilities. The Company believes not only that these ancillary services will enable the Company to attract additional residents and enable residents to stay at the Company's assisted living facilities longer, rather than having to transfer to more expensive skilled nursing facilities, but also that its provision of such services will increase as its growth strategy is implemented.


    The Company also seeks to enhance and increase the amount and diversity of assisted living services it provides through: (i) the continued education of the senior community, and particularly the residents and their families, concerning the cost effectiveness of receiving additional services in an assisted living facility; (ii) the continued development and refinement of assisted living programs designed to meet the needs of its residents as they "age in place"; and
(iii) the consistent delivery of quality services for residents.


    COST-EFFICIENT FACILITIES MANAGEMENT. The Company's growth strategy also emphasizes continued cost-efficient management at its assisted living facilities. This includes the use of the Company's new facility prototype, the balancing of increases in costs with increases in assisted living fees, and the maximization of occupancy rates. In addition, because its facilities are relatively close to one another, the Company is able to take advantage of volume purchases of supplies from vendors with whom it has an established relationship, thereby reducing operating expenses. Lastly, the Company maintains an aggressive facility maintenance program which helps not only to attract and retain residents but also to avoid costly replacements and repairs.

THE COMPANY'S ASSISTED LIVING FACILITIES

    The Company currently owns, manages and/or operates 15 assisted living facilities containing 1,623 units with a capacity for 2,392 residents. The following chart sets forth information regarding the Company's existing facilities.


                                                                   NUMBER OF                                     YEAR OF
                                                                    UNITS/                      YEAR          COMMENCEMENT
                                                                   RESIDENT     OWNED OR     CONSTRUCTED        OF KAPSON
FACILITY                                               CITY        CAPACITY      MANAGED    OR CONVERTED       OPERATIONS
- ------------------------------------------------  --------------  -----------  -----------  -------------  -------------------
CONNECTICUT
  Senior Quarters at Stamford (1)...............  Stamford          94/188           100%       1988                 1988
NEW JERSEY
  Senior Quarters at Cranford (1)...............  Cranford          173/254       Managed       1993                 1993
  Change Bridge Inn (1).........................  Montville         103/112        23.75%       1988                 1995
  Senior Quarters at Jamesburg (1)..............  Jamesburg         125/156           10%       1996                 1996
NEW YORK
  Senior Quarters at Centereach I (2)...........  Centereach        101/200          100%       1979                 1978
  Senior Quarters at Huntington Station (2).....  Huntington        99/198           100%       1987                 1987
  Senior Quarters at Centereach II (3)..........  Centereach        99/198           100%       1989                 1989
  The Regency at Glen Cove (4)..................  Glen Cove         95/105        Managed       1993                 1993
  Senior Quarters at Chestnut Ridge (2).........  Chestnut Ridge    98/148          50.1%       1995                 1995
  Castle Gardens (5)............................  Vestal             84/84        Managed     1990/1993              1996
  Senior Quarters at East Northport (2).........  East Northport    139/200           50%       1996                 1996
  Senior Quarters at Lynbrook (2)...............  Lynbrook          126/200       Managed       1996                 1996
  Town Gate East (2)............................  Penfield          100/120          100%       1972                 1996
  Town Gate Manor (2)...........................  Rochester          67/79           100%       1970                 1996
PENNSYLVANIA
  Senior Quarters at Glen Riddle (1)............  Glen Riddle       120/150           11%       1996                 1996
                                                                  -----------
TOTAL...........................................                  1,623/2,392


- ------------------------------


(1) This facility is directly managed by a wholly owned subsidiary of the Company. See "-- Government Regulation" and "Certain Transactions."



(2) In order to comply with applicable New York law and regulations, this facility is operated by the Kaplans individually pursuant to an operating agreement. The Kaplans have engaged a wholly owned subsidiary of the Company to provide certain management services pursuant to a management agreement. See "-- Government Regulation" and "Certain Transactions."



(3) This facility is operated by the Kaplans individually pursuant to an operating agreement with the Company. The Kaplans have engaged a wholly owned subsidiary of the Company to provide certain management services pursuant to a management agreement. See "Certain Transactions."



(4) This facility is operated by its owner, a New York not-for-profit corporation that is unaffiliated with the Company. The owner has engaged a wholly owned subsidiary of the Company to provide management services pursuant to a management agreement. See "-- Government Regulation" and "Certain Transactions."



(5) The portion of this facility that is operated as an independent living facility (84 beds) is managed by a wholly owned subsidiary of the Company pursuant to a management agreement. The portion that is operated as an Enriched Housing Program facility (27 beds) is operated by a New York not-for-profit corporation.



    The Company's facilities are generally located near or in a major population center and close to shopping malls and social and cultural activity centers. Management believes that, among other factors, residents generally choose a facility that is located close to their homes or the homes of their families. Room configurations consist of studios and variously sized one-bedroom or two-bedroom apartments.

Communal   areas  usually  include  a  variety  of  activity  rooms,  a  medical examination room, beauty salon/ barbershop, library, chapel, media rooms, billiard room, a crafts room and a 24-hour per day country kitchen.



    The Company believes that its facilities are generally larger than typical assisted living facilities in terms of units and resident capacity. Management believes that economies of scale enhance operating margins at large facilities and that "rent-up" risk is minimized through management's extensive experience in marketing and developing, acquiring, managing and/or operating large facilities, and the proximity of the Company's facilities to population centers that can sustain such facilities. At June 30, 1996, the Company's facilities that were stabilized (I.E., in operation for at least twelve months) had a weighted average occupancy rate of 99.0%, with many of them maintaining waiting lists. Furthermore, such facilities have operated at a 98.0% occupancy rate for the past five calendar years. Management attributes its success in maintaining high monthly fees and occupancy rates to a number of factors such as the premium nature of its facilities; the comprehensive bundling of standard services as part of a single package and the quality of those services; referrals from former residents and health care professionals; and the long tenure and low turnover of its staff which produces strong relationships with residents and their families.


THE COMPANY'S ASSISTED LIVING SERVICES


    The Company's facilities provide services and care which are designed to meet the individual needs of its residents, enhance their physical and mental well-being and to promote a supportive, independent and home-like setting. Most of the Company's facilities are primarily designed as premium facilities at which residents receive a comprehensive, bundled package of standard services for a single monthly fee.


    TAILORED CARE PLAN. A primary element of the Company's strategy is the concept of "tailored" care to meet each resident's specific needs. The customizing of services to meet a resident's needs commences with the admissions process, during which the resident, his or her family and physician, and the facility's medical director and management staff discuss the resident's needs and develop a plan for his or her care. If recommended by the resident's physician, additional home health care or medical services may be provided at the facility by a home health care services agency. The care plan is reviewed and modified on a regular basis.

    EXTENDED CARE PROGRAM. The Company has implemented its Extended Care Program at certain of its facilities. The program is designed to accept residents with the beginning stages of Alzheimer's Disease, dementia and other cognitive impairments and to enhance their opportunity to "age in place." This program, which is provided at additional cost, includes special services such as: personal care aides specifically trained to help seniors with declining cognitive functioning; separate activity areas; special activities for cognitive and behavioral problems, including ones that encourage artistic outlets for creative expression; additional assistance with bathing, personal hygiene and dressing; a high staff-to-resident ratio; either a separate dining room or separate dining times; and special living arrangements. The Company intends to expand its Extended Care Program to many of its current facilities and to offer it at all new facilities.

    NEW YORK STATE ASSISTED LIVING PROGRAM. In June 1993, the Company was awarded 400 of the 698 beds (approximately 57%) allocated to the Long Island Region under the State of New York's Assisted Living Program. This program is geared to residents who are eligible for Medicaid and who require a higher acuity of care than is typically provided in assisted living facilities. As part of this program, the Company has committed to accept 380 Medicaid residents at two facilities. The remaining number of beds may be filled by private-pay residents. The Assisted Living Program is closed to new applicants and the Company is not aware of any proposals pending in the New York State Legislature to enact similar programs or to award additional beds under the existing program. See "-- Government Regulation."

    The Company's ALP facilities offer, in addition to the residential and assisted living services provided at its other licensed facilities, certain home care services which are provided by the licensed home care services agency owned by the Kaplans or other home care services agencies, as appropriate. Under the Assisted Living Program, residential fees are generally paid in accordance with SSI residential rates and the home care services provided to residents who are Medicaid beneficiaries are reimbursed by Medicaid on a per day capitated basis. The reimbursement rate is equal to 50% of the amount that would be paid for the anticipated services at each resident's level of care (based on social and nursing assessments) to nursing facilities in the same geographic area for a Medicaid resident's home care services. As a result, there is a cost savings to the State, and yet the Company's revenues are comparable to those derived from private-pay residents in non-ALP facilities. The Company's two ALP facilities (Senior Quarters at Centereach I and Senior Quarters at East Northport) began operation in March and April 1996, respectively. The Company operates its ALP facilities with the same number of staff as its other facilities, although the professional training of the staff is higher (I.E., home health aides rather than personal care aides and the medical director is a registered nurse). Although ALP facilities are, in general, highly regulated, the Company is confident that its experience in operating under New York's Assisted Living Program will better enable it to obtain future awards under similar programs in New York or other states and manage increased regulatory requirements.



    SERVICE AND CARE PACKAGE. The Company's facilities typically charge a single monthly fee which includes a large package of services and amenities. The Company believes that this fee is larger than that of typical providers of assisted living services, and that such a fee is viable because: (i) the Company's facilities are designed as premium facilities; (ii) the Company's basic package includes services that typical assisted living providers charge for on an "as-needed" basis; (iii) the overall quality of its services; and (iv) the long tenure of its staff which, because of its low turnover, becomes well known and trusted by the facility's residents and their families. At June 30, 1996, the average monthly fee for standard services at the Company's facilities was approximately $2,980 per unit. Among other things, the Company believes that this fee structure distinguishes the Company from other assisted living providers and enhances the home-like environment of its facilities, makes it easier for the Company to predict operating expenses at any given facility and, therefore, increases profitability at its facilities.


    The Company's monthly fee generally covers the following services and amenities:

RESIDENTIAL SERVICES & AMENITIES

    - Three daily meals served by waiters/ waitresses

    - 24-hour staff on hand

    - Housekeeping, laundry and linen services

    - Daily afternoon socials

    - A full social activities calendar

    - Exercise room

    - Library

    - Bingo room, billiard room, card room and other recreational areas

    - On-site convenience store

    - Private dining room

    - Cocktail bar/Country kitchen

    - Shuffleboard, bocce and barbecue areas

    - Full-time concierge services

    - Security staff on duty at all hours

    - Safety and security systems

    - Daily transportation to local events, shopping and attractions

HEALTH SERVICES

    PERSONAL CARE ASSISTANCE
    - Assistance with activities of daily living, such as bathing, personal hygiene and dressing

    - Monitoring of prescribed medication

    HEALTH CARE MONITORING
    - Evaluation of present condition and setting of goals for improvement

    - Maintenance of comprehensive medical records

    A MEDICAL EXAMINING ROOM
    - Private exam room for use of visiting physicians and other health care professionals who charge separately for their services

    - All visits are coordinated and reviewed by the facility's full-time Medical Director

    SKILLED NURSING AND HOSPITAL CARE
    - Relationships with each area's providers of quality medical care

    - Referral and admission assistance with skilled nursing facilities

    - Medical Director who maintains current referral list of specialized physicians

    - If allowed by law, nursing services are provided by on-site staff.

    AN EMERGENCY CALL SYSTEM
    - Immediate contact with the reception area at all hours by emergency call cord in every room and bathroom and a direct link intercom in living area of each apartment

    - Personnel trained in emergency procedures on premises 24 hours a day

    WELLNESS MONITORING. The staff at the Company's facilities closely monitors the physical and mental health of its residents in order to identify and respond to changes and then, together with the resident and the resident's family and physician, as appropriate, designs a solution to fit that resident's particular needs. This monitoring activity takes place at meals and other scheduled activities, and informally as the staff performs its services around the facility. In addition, the staff works with home health care services agencies to provide services that the facilities cannot provide, such as physical and occupational therapy.

    SOCIAL AND RECREATIONAL ACTIVITIES. The Company believes that an essential part of enjoying an assisted living environment as well as maintaining a healthy lifestyle is participation in social and recreational activities. Residents are encouraged to participate in facility activities, and numerous activities rooms (such as bingo rooms, card rooms, cocktail lounges) are included in the design of each of its facilities. At a typical Company facility there will be between eight and 14 scheduled activities per day, seven days a week. The activities vary facility by facility in accordance with the particular interests of the facility's residents.

    RESIDENT PARTICIPATION. Each facility has a Residents' Council and a Food Service Committee comprised of several residents who are elected by their co-residents. The Residents' Council meets with the Administrator of the facility on a regular basis to discuss concerns and suggestions of the residents. The Food Service Committee meets with the Administrator and the Chef on a frequent basis to discuss possible changes and variations to the menu. Both of these groups help to involve residents in the community while providing day-to-day quality control.

OPERATIONS OF THE COMPANY'S FACILITIES

    CORPORATE. Over the past 24 years the Company has provided centralized management services to each of its facilities, including the development of operating procedures, recruiting and training, financial accounting services, a licensing facilitator and legal support systems. As part of the Company's training procedures, new staff train at existing facilities to observe methods of administration, cash management, personal care assistance, housekeeping, maintenance, security, medication management, food preparation, nutrition planning, supervision of recreational activities and other operational elements. For a description of management arrangements regarding the operation of certain facilities, see "Certain Transactions."

    FACILITY. The operational staff at each of the Company's assisted living facilities generally consists of an administrator, who has overall responsibility for the operation of the facility (subject, however, to the control of the licensed operator, where applicable), a medical director, a recreation director, a case manager or social worker and an assistant administrator. At least one personal care aide is on duty 24 hours per day to respond to emergencies, and scheduled 24-hour assisted living services are available to residents. Each facility has a kitchen staff, a housekeeping staff and a small maintenance staff. The Company's assisted living facilities have on average 70 to 80 full-time or part-time employees depending on the size of the facility and the extent of assisted living services provided in that facility.

    The Company's facilities place emphasis on diet and nutrition, as well as preparing attractively presented healthy meals which can be enjoyed by the residents. The Company's food service program is led by a nutritionist, who prepares all menus and recipes for each facility. The menus and recipes are reviewed and changed based on consultation with nutritional experts, input from the residents, and applicable law and regulations. Under certain circumstances, the Company also provides special meals for residents who require special diets.

    EMPLOYEES. The Company emphasizes maximizing each employee's potential through support and training. The Company experiences low turnover in the staff at both its central office and its facilities and, consequently, it is able to promote from within. Management personnel is trained in the areas of supervision and management skills. At the facility level, key personnel such as an administrator or an assistant administrator will generally have received approximately eight months training at the Company's central office and one of the Company's facilities prior to the opening of the facility. Other key personnel, such as medical directors, case managers or recreational directors will generally have received approximately four months training at one the Company's facilities prior to assuming duties at a new facility. In addition, the administrators of each facility conduct monthly in-service training sessions relating to various practical areas of care-giving at the facility. These monthly training sessions cover policies and procedures of all facets of facility operations, including special areas such as state and social service regulations, quality assurance, fire, safety disaster procedures, and resident care. In addition, hourly employees are trained in the Company's philosophy of assisted living, motivational sessions and practical how-to areas of dealing with residents. The Company believes that the long tenure of its operational staff is due to the advancement opportunities that arise out of the Company's rapid growth.

    TRANSITION TEAM. In order to manage its growth more effectively, the Company dispatches a transition team to each new facility that offers its permanent staff back-up assistance and technical and other advice with respect to all aspects of the operation of the new facility, such as budgets, policies, procedures and systems, activities for the elderly, administration and provision of specific assisted living services, food service, wellness monitoring, maintenance, and other operational areas. Depending on the size and nature of the new facility, a transition team generally consists of two to eight persons who are department heads of other facilities. The team is typically on site prior to and through the new facility's opening date, and remains there for a week at a time during the new facility's first two months of operation.

    QUALITY CONTROL. The Company ensures the quality of its services through frequent, thorough reviews. The administrator of each facility conducts a "walk-through" inspection every day and the department heads hold frequent staff meetings to discuss issues concerning the operation of the facility. A Vice President of Operations conducts a regular site review on an unannounced basis. The Company also uses outside inspectors to examine the facility from the viewpoint of the family member of a prospective resident and to report their impressions to Company management.

COMPETITION

    The long-term care industry is highly competitive and the Company expects that the assisted living industry will become more competitive in the future. The Company competes with numerous local, regional and national companies providing long-term care alternatives such as home care services agencies, life care communities, skilled nursing facilities, community-based service programs, retirement communities and convalescent centers. The Company expects that as assisted living receives increased attention, competition will grow, and that new market entrants will include companies focusing primarily on assisted living. Assisted living providers compete for residents primarily on the basis of quality of service, price, reputation, physical appearance and location of the living environment, services offered, family preferences and physician referrals. Moreover, the Company expects to face competition for the development or acquisition of assisted living facilities during the course of its implementation of its growth strategy. Competition may be increased by changes in the regulatory environment, especially in New York where assisted living is highly regulated and a majority of the Company's facilities is located. Some of the Company's present and potential competitors are significantly larger and have, or may obtain, greater financial resources than those of the Company.

GOVERNMENT REGULATION

    The Company's facilities are and will continue to be subject to certain federal, state and local regulations and licensing requirements. In addition, the facilities are also subject to various local building codes and ordinances. These requirements vary from state to state and are monitored to varying degrees by state agencies. Specific categories and names of licensed facilities also vary from state to state. Most states in which the Company currently does business require that assisted living facilities and home health care services agencies be licensed. New York requires state registration in order to own and operate a pharmacy; other states in which the Company intends to provide pharmacy services also regulate such services.

    REIMBURSEMENT. Assisted living residents or their families generally pay the cost of their care from their own financial resources. In certain instances private long-term care insurance may provide funds for assisted living services. The purchase of private long-term care insurance appears to be increasing dramatically as more variety in types of insurance has become available.

    Government payments for assisted living facilities have been limited, and there is no assurance that the proposed federal and state legislation involving Medicaid, in whatever form such legislation may take, will not reduce government support. The Company's facilities currently do not accept SSI-based rates from their residents as full payment of their residential fee except for Medicaid beneficiaries who are residents in the Company's two New York ALP facilities and for a small number of residents in the Company's other facilities. Federal SSI payments are available to certain low-income individuals who are aged, blind or disabled. Some states, such as New York, supplement federal SSI payments. With respect to "private-pay" residents, the single monthly fee paid to the Company's facilities may include a resident's SSI income but the balance is made up either by that resident's family or other available funds. The Company does not anticipate that changes in SSI residential rates will have a material effect on the Company's current facilities, except with respect to its ALP facilities in New York.

    The Medicaid program provides payment for certain financially needy persons, regardless of age, and is funded jointly by federal, state and local governments. States may only use federal Medicaid funds to pay for long-term care in nursing facilities or for certain home care services. Because under New York's Assisted Living Program an ALP facility is considered to be the resident's home, federal Medicaid funds may be used for home care services provided to Medicaid-eligible residents at ALP facilities. Although the New York Assisted Living Program is not solely for the benefit of Medicaid beneficiaries, the state has, in the past, given preference to facilities that include Medicaid residents, and the Company's two ALP facilities are intended to serve primarily Medicaid residents. The residential fee for Medicaid residents, whether eligible for SSI or not, is based on the SSI residential rate applicable to ALP facilities. Home care services provided to residents of the ALP facility who are Medicaid beneficiaries are reimbursed by Medicaid on a per day basis, which is equal to 50% of the amount that would be paid for the anticipated services at each resident's level of care (based on social and nursing assessments) to nursing facilities in the same geographical area for a Medicaid resident's home care services. Because the ALP facility only receives a fixed amount from Medicaid for a range of home care services within the resident's level of care, the ALP facility is at financial risk should its Medicaid eligible residents require a level of services within the range for the specified level of care that exceeds the amount reimbursed by Medicaid. The combined payments for Medicaid-eligible residents are approximately the same as the overall monthly fee for a private paying resident in a semi-private accommodation.

    OTHER.    The  significant  aspects of  both  the  licensing  and regulatory environments in states where the Company currently operates and applicable federal law include the following:

    NEW YORK. The State of New York has a variety of levels of senior housing ranging from those for residents requiring limited or no services to those aimed at residents whose health needs are substantial. Certain of the lower levels, such as independent living facilities, are subject to little or no regulation as residential facilities. The Company owns and/or manages two independent living facilities. However, residential facilities in which personal care and other services are provided, are licensed and regulated by New York State's Department of Social Services, and, with regard to ALP facilities, by the Department of Health, as well. The Company's New York licensed facilities consist of Adult Homes and ALP facilities. Adult Homes are a class of residential facilities for adults needing levels of care that are more moderate than the higher levels of care required for a resident in order to qualify for an ALP facility. The licensure application process for licensed facilities, which includes an assessment of public need, is complex and may take one year or more.


    Current New York law and regulations prohibit a for-profit corporation from operating a licensed facility. Recent legislation, which has been passed by the New York State legislature, and may be signed by the Governor shortly, would allow for-profit corporations, whose stock (and whose parent entity's stock) is not traded on a national exchange or over-the-counter market, to operate Adult Homes, ALP facilities, and Enriched Housing Programs. Natural persons individually or in partnership (and, upon the anticipated change in law, a privately held corporation) may operate Adult Homes and ALP facilities. The licensed operator(s) of an Adult Home may enter into management contracts which provide that the licensed operator(s) shall maintain ultimate responsibility and liability for the licensed entity and the power to discharge persons working at the licensed facility. Licensed operators of ALP facilities may enter into management contracts that provide additionally that the licensed operator shall retain control and responsibility for the day-to-day operations by the licensed operators, the authority and power to hire and discharge persons working at the licensed entity, maintain and control the books and records of the licensed entity, retain ultimate authority to dispose of assets used in the operation of the licensed entity, to incur any liability on behalf of the licensed entity, and to adopt or enforce policies regarding the operation of the licensed entity. Any change in the operator of any type of licensed facility requires prior notification and approval of the state. New York's licensed facilities are also subject to periodic inspection and license renewal every four years.


    Applicable regulations also include admission standards with respect to the needs of each individual, and require that assessments be made by a professional health care provider prior to the provision of home care services. Home care services may only be provided to residents of a licensed facility by a licensed, certified or otherwise approved home care services agency. Licensed and certified agencies may be owned and operated by the operator of the licensed facility or by a for-profit corporation but are subject to regulation by the Department of Health. The Kaplans operate the Kapson Licensed Home Care Services Agency, a home care services agency licensed by the state to arrange and/or provide, directly or through sub-contracting, nursing services, home health aides, physical, occupational and speech therapy, nutritional services, personal care services, and housekeeper or chore services. The Kapson Licensed Home Care Services Agency has applied to the New York State Department of Health to extend its license to additional counties so as to provide such services to all of the New York facilities serviced by the Company. A significant portion of the home care services provided in the Company's ALP facilities are already being provided by the Kapson Licensed Home Care Services Agency. If and when its license is extended to other counties by the Department of Health, the Kapson Licensed Home

Care Services Agency intends to maintain on-site office space at the Company's facilities. In addition, the Company has applied for licensure as a home care services agency so that it may provide all such services in all its New York facilities (other than its ALP facilities). See "-- Federal and State Fraud and Abuse Laws and Regulations."

    The Company expects to apply within the next year to New York state authorities for registration as a pharmacy in order to provide in-house pharmacy services in all of its facilities. A New York pharmacy may be owned by a for-profit corporation provided that the corporation obtains a registration and that the actual practice of pharmacy is conducted by licensed pharmacists. New York pharmacies are subject to inspections, notice requirements relating to, among other things, changes of ownership, and extensive regulations on all aspects of pharmacy business practices, including but not limited to the labeling and dispensing of drugs, the preparation of sterile products, and recordkeeping. The sale of pharmaceutical products by a pharmacy in other states is subject to regulation by such states.

    Licensed facilities in New York are not required to provide a specific mix of SSI-eligible and private-pay residents, but preference has, in the past, been given with respect to applicants for licenses under New York's Assisted Living Program to those who will commit beds to Medicaid residents. Once approved to provide a designated number or percentage of Medicaid beds, an ALP facility operator cannot reduce that amount without further state approval, which may or may not be granted.

    In addition to its Adult Homes, the Company operates two ALP facilities in New York. Pursuant to state law, ALP facilities combine an Adult Home with a type of home care services agency, which in the Company's facilities is a licensed home care services agency. The New York State Department of Social Services and Department of Health have joint oversight over ALP facilities. To qualify as an ALP resident, an individual must require more care and services than can be directly provided by a typical Adult Home and must be medically eligible for placement in a nursing facility. The Assisted Living Program is available to residents who pay privately but priority is given to Medicaid-eligible individuals. Payment for such residents is based on a combination of residential fees based on SSI-established rates, and a daily capitated Medicaid payment. See "-- Reimbursement." The Program, which was enacted in 1991 but has only recently been in operation, is subject to reevaluation in the near future.

    In 1995, the New York State legislature set up a task force to study long-term care financing, which is expected to issue a report in 1996. Changes in applicable law or regulations may result from this report in the near future.

    NEW JERSEY. The State of New Jersey has four levels of supportive senior housing, all of which are licensed, regulated and subject to inspection. The two lowest levels, Class C Boarding Homes and Residential Health Care Facilities, are not considered assisted living facilities by the State of New Jersey even though they provide some of the same services as New Jersey assisted living facilities. The Company owns part of and manages one New Jersey Residential Health Care Facility. The two highest levels, Assisted Living Residences
("ALRs") and Comprehensive Personal Care Homes ("CPCHs"), were created to promote "aging in place" by providing supportive health and social services as needed to enable residents to maintain their independence in a familiar environment. ALRs are subject to more extensive regulation than CPCHs. The Company will be managing one ALR and one CPCH in New Jersey.

    The state generally requires a certificate of need for an ALR or CPCH facility under an expedited review process. The state also requires a certificate of need for Residential Health Care Facilities, but not for Class C Boarding Homes. The New Jersey legislature has considered legislation exempting such facilities from any certificate-of-need-type review but such legislation has not yet passed. The state mandates that five percent of all ALR/CPCH residents be SSI-eligible and twenty percent of ALR residents must be nursing-home eligible within 36 months of licensure. Prior state notification and/or approval is required for changes in ownership, including transfer of ten percent or more of the corporation's stock. New Jersey prohibits any facility that is not licensed as an ALR or CPCH from advertising that it is providing assisted living services and care or other similar services.

    CONNECTICUT. Assisted living facilities (designated "managed residential communities" in the State of Connecticut) are facilities consisting of private residential units that provide a managed group living environment, including housing and services primarily for persons aged 55 or older. Managed residential communities may be owned and operated by a for-profit corporation and do not themselves need to be licensed but they are regulated and subject to state inspection. The Company currently owns and operates one managed residential community in Connecticut. A managed residential community generally may provide home health care services only through an outside licensed home health care services agency or by contract with an "Assisted Living Services Agency" ("ALSA"). However, if the managed residential community provides certain core activities as defined by state regulations, that managed residential community may itself become a licensed ALSA. Assisted living services are defined by regulation as nursing services and assistance with activities of daily living provided to clients living within a managed residential community. A Certificate of Need is a prerequisite to licensure as an ALSA.

    Under the recently enacted ALSA legislation and regulations, the owner and operator of a managed residential community that owns and operates a licensed ALSA may also own and operate a licensed home health care services agency but, unless it is licensed as a home health care services agency, the managed residential community must otherwise contract with one or more licensed home health care services agencies for services that cannot be provided by the ALSA. Once licensed as an ALSA, the managed residential community is required to provide assisted living services to its residents. Any change in ownership, including beneficial ownership of 10% or more of the stock of a corporation that owns or operates such agency, is subject to prior state approval. A change in ownership of a managed residential community requires notification to the state and any ALSA providing services to its residents. The Company has been advised that Medicaid reimbursement is not currently available or projected for ALSA services. A corporation owned by the Kaplans currently owns and operates a licensed ALSA offering such services in the Company's Connecticut managed residential community; however, the Company has applied for licensure to own and operate its own ALSA in order to provide all such services in this facility.

    PENNSYLVANIA. Assisted living facilities in the State of Pennsylvania are designated "personal care homes" ("PCHs"). PCHs must receive a state license and are subject to regulation and inspection but there is no certificate of need procedure and for-profit corporations may own and operate such facilities. There are no state requirements as to the mix of SSI/private-pay residents in PCHs. A change of ownership such that there is a change in the approved operators (principal individuals) would require a new license.

    FEDERAL AND STATE FRAUD AND ABUSE LAWS AND REGULATIONS. The Kaplans offer home care services through their ownership and operation of the Kapson Licensed Home Care Services Agency. A portion of the services currently provided by the Kapson Licensed Home Care Services Agency to ALP residents is reimbursed by Medicaid. The Kapson Licensed Home Care Services Agency is not certified to provide Medicare-reimbursable services and is not a Medicare provider. As a Medicaid provider, the Kapson Licensed Home Care Services Agency is subject to federal and state Medicaid fraud and abuse laws to the extent such services are reimbursed by Medicaid.

    In addition, the Federal "Stark Law" provides that where certain health care professionals have a "financial relationship" with a provider of Medicaid-reimbursable "designated health services" (including, among other things, home health care and pharmacy services), the health care professional may be prohibited from making a referral to the health care provider, and such health care professionals may be prohibited from billing for the designated health service. Although the Company believes that ownership in it is not subject to the Stark Law, a "financial relationship" may be interpreted by the government to include ownership of stock of the Company as a provider of management services to the home health care services agency. Accordingly, referrals by certain health care professionals who are stockholders of the Company to the Kapson Licensed Home Care Services Agency or the Company's pharmacy for residents whose services are reimbursable by Medicaid, and billing Medicaid by the ALP for such services, may be prohibited under the Stark Law. Certain exceptions available under the Stark Law to certain health care professionals who are investors would not be applicable as the Company does not currently meet the qualifying test of stockholder equity of at least $75.0 million. Submission of a claim for services for which payment is prohibited under the Stark Law could result in substantial civil penalties. New York State imposes similar prohibitions against health care professionals referring any patients to a company that provides pharmacy services in which the health care professional has an ownership or financial interest such as stock ownership in the Company. Laws imposing various restrictions applicable to such referrals exist in many other states. The Company reviews and will continue to review all aspects of its operations to assure compliance with federal and state health care fraud and abuse laws, and will monitor developments under such laws.

COMPANY HISTORY

    The  Kaplan family has  an extensive background in  real estate and assisted living. In 1932, the grandfather of the Kaplans founded a family-owned commercial real estate enterprise with a number of subsequent investments in hotel and hospitality properties. This enterprise entered the assisted living business in 1972 by opening its first facility. A second assisted living facility was opened two years later. Thereafter the family's existing assisted living facilities were expanded, another was opened and land for future assisted living projects was purchased. In 1985, The Kapson Group was formed as a New York general partnership between Glenn Kaplan, Wayne Kaplan and Evan Kaplan. The Kapson Group retained one of these assisted living facilities. Since that time, The Kapson Group has phased out its commercial real estate operations, focused strictly on its assisted living business, and built an executive management team and assisted living operation with experience and expertise in the financing, acquisition, development, management and operation of assisted living facilities.


    The Company was formed as a Delaware corporation on June 7, 1996 in order to consolidate and expand the assisted living facility business of The Kapson Group. The Kapson Group operated its business in the form of a series of S corporations, partnerships and limited liability companies. In anticipation of the Offering, the Company entered into a number of transactions with The Kapson Group and its affiliates. For a description of these transactions, see "Certain Transactions."


EMPLOYEES

    As of the date hereof, the Company and its facilities employ approximately 900 persons, including 26 in the Company's corporate headquarters. The Company believes its employee relations are good.

LEGAL PROCEEDINGS

    The Company is involved in various lawsuits and other matters arising in the normal course of business. In the opinion of management of the Company, although the outcomes of these claims and suits are uncertain, in the aggregate they should not have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY


    The  following table sets forth information regarding the executive officers
and directors of the Company as of August   , 1996.



              NAME                    AGE                              POSITION
- --------------------------------      ---      ---------------------------------------------------------
Glenn Kaplan                              43   Chairman of the Board of Directors and Chief Executive
                                                Officer
Wayne L. Kaplan                           40   Vice Chairman of the Board of Directors; Senior Executive
                                                Vice President and Secretary
Evan A. Kaplan                            37   President and Chief Operating Officer; Director
John M. Sharpe, Jr.                       43   Vice President, Chief Financial Officer and Treasurer
Joseph G. Beck                            42   Director
Bernard J. Korman                         64   Director
Risa Lavizzo-Mourey, M.D.                 41   Director
Gerald Schuster                           66   Director


- ------------------------------

(1) Member of Audit Committee.



(2) Member of Compensation Committee.



(3) Member of Stock Option Committee.


    GLENN KAPLAN is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Prior to June 1996 he was a partner and co-founder of The Kapson Group. Glenn received a B.S. degree in Accounting from the University of Bridgeport.


    WAYNE L. KAPLAN is the Vice Chairman of the Board of Directors, Senior Executive Vice President, and Secretary of the Company. Prior to June 1996 he was a partner and co-founder of The Kapson Group. Wayne is a member of the New York State Bar, was appointed by Governor Mario Cuomo to the New York State Life Care Community Council, sits on the Board of Directors of the Assisted Living Facilities Association of America (ALFAA), the Connecticut Assisted Living Association (CALA), the Empire State Association of Adult Homes (assisted living facilities in New York State), and the New Jersey Assisted Living Association. Wayne received a B.S. degree in business from the University of Rhode Island and a J.D. degree from the George Washington University School of Law.


    EVAN A. KAPLAN is a director and the President and Chief Operating Officer of the Company. Prior to June 1996 he was a partner and co-founder of The Kapson Group. Evan received a B.A. degree in Psychology from Syracuse University.


    JOHN M. SHARPE, JR. has been the Vice President, Chief Financial Officer and Treasurer of the Company since July 8, 1996. From June 1994 to June 1996 he was the Chief Financial Officer of Executive Plan Design, Inc., a privately held full brokerage company, where he was responsible for the administrative and operational functions of the Company and, among other things, oversaw the establishment of a financial consulting division. From January 1984 to June 1994, he was the Chief Financial Officer and Treasurer of Medical Sterilization, Inc., a publicly traded medical products manufacturer and service company where he eventually was involved in arranging financing, and supervised all financial personnel. Prior to 1984, he was a Senior Associate at Coopers & Lybrand. He received a B.B.A. degree in accounting at Iona College.



    JOSEPH G. BECK, director, is a founding principal and executive committee member of Shattuck Hammond Partners Inc. ("Shattuck Hammond"), a specialty health care investment banking firm based in New York. He directs Shattuck Hammond's activities in the area of long-term care and related companies. Prior to Shattuck Hammond, he was a Vice-President (1987-1990) and Principal (1990-1993) at Cain Brothers, Shattuck & Company, a predecessor to Shattuck Hammond. From 1985 to 1987, he was a Vice-President at Chemical Bank where he eventually directed the investment banking work with hospitals and other health care companies. Prior thereto, he was a senior credit analyst at Moody's Investors Services, Inc., a financial service company. From 1978 to 1982, he held several positions in health care regulation and policy analysis for various departments of the New York State Government and for the New York State Senate. Mr. Beck is a member of the Board of Trustees of The Lighthouse, a not-for-profit vision rehabilitation, research and training agency. He received a B.A. degree from LeMoyne College and a Masters degree in Health Policy and Management from the Harvard University School of Public Health.



    BERNARD J. KORMAN, director, has been Chairman of the Board of Directors of The Graduate Health System, a Philadelphia based not-for-profit health system with hospitals in Pennsylvania and New Jersey, since December 1995. From 1983 to 1996, Mr. Korman was Chairman of PCI Services, Inc., a publicly traded company. Since 1986, Mr. Korman has been Chairman and a director of NutraMax Products, Inc., a publicly traded consumer healthcare products company. From 1983 until 1996, Mr. Korman was President, CEO and a director of MEDIQ, Incorporated, a publicly traded healthcare services company. Mr. Korman is currently a director of: Mental Health Management, Inc.; The New America High Income Fund; Pep Boys, Inc.; Today's Man, Inc.; Omega Healthcare Investors, Inc.; and InnoServ Technologies, Inc. PCI Services, Inc. and NutraMax Products are affiliates of MEDIQ, Incorporated. Mr. Korman received a B.S. degree from the University of Pennsylvania and an L.L.B. degree from the University of Pennsylvania School of Law.



    DR. RISA LAVIZZO-MOUREY, director, has been Director of the Institute of Aging, Chief of the Division of Geriatric Medicine and Associate Executive Vice President for Health Policy at the University of Pennsylvania, Ralston-Penn Center, since 1994. From 1992 to 1994, Dr. Lavizzo-Mourey served with the Agency for Health Care Policy and Research, U.S. Public Health Service of the Department of Health and Human Services. Dr. Lavizzo-Mourey has been on the faculty of the University of Pennsylvania School of Medicine since 1986, and is currently the Sylvan Eisman Associate Professor of Medicine. Dr. Lavizzo-Mourey is a director of Beverly Enterprises, Inc., Medicus Systems, Inc., and Nellco Puritan Bennett Inc. Dr. Lavizzo-Mourey received an M.D. degree from the Harvard Medical School and an M.B.A. degree in Health Care Administration from The Wharton School of Business, University of Pennsylvania.



    GERALD SCHUSTER, director, has been President and Chief Executive Officer of Continental Wingate Company, Inc., a real estate, health care and financial services company which is engaged in commercial mortgage lending and servicing, development and syndication of multifamily housing, and has developed and has operated eight long-term care and rehabilitation facilities with 1,100 beds in New York and Massachusetts, since 1971. Mr. Schuster serves as Chairman of the Advisory Committee for the Massachusetts Housing Finance Agency, a state authority for the issuance of multifamily housing debt. Mr. Schuster received a B.B.A. degree from Clark University.


    See "Certain Transactions" and "Principal and Selling Stockholders" for certain information concerning the Company's Directors and executive officers. Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan are brothers. There are no other family relationships among any directors or officers of the Company.


    Prior to the first annual meeting of the stockholders of the Company, the Company's Board of Directors will be divided into three classes. Directors of the Company hold office until the annual meeting of stockholders held in the year in which the term for such class expires and will serve thereafter for three years, and until their successors are elected and qualified, or until their earlier resignation or removal. All officers are appointed by and serve at the discretion of the Board of Directors. See "-- Election of Directors."

KEY EMPLOYEES

    MARYELLEN K. POKOWITZ has been Vice President of Operations of the Company since May 1996. Ms. Pokowitz was Head Administrator for the Company from April 1989 to May 1996. Prior to that, Ms. Pokowitz was employed in various operational positions by the Company since 1977. Ms. Pokowitz was awarded the "Administrator of the Year" award by the Empire State Association of Adult Homes in 1990.

    PAUL M. HANNAN has been Vice President of Development of the Company since July 1994. From May 1991 to June 1994, Mr. Hannan was Director of Finance for Genesis Health Ventures, Inc., a publicly traded long-term health care company, where he analyzed prospective acquisitions, managed the financial activities and supervised the development and expansion of existing facilities. Mr. Hannan received an M.B.A. degree in Finance from Drexel University and a B.S. degree Business Administration from Delaware Valley College.


    ROBERT C. ROSENBERG has been Vice President of Development of the Company since March 1996. From January 1995 to March 1996, Mr. Rosenberg was Vice President - Development for the Economic Development Corp. of the City of New York, where he was responsible for financial analysis and due diligence for a broad range of real estate projects. From December 1992 to August 1994, Mr. Rosenberg was Deputy Director of Real Estate for the Metropolitan Transit Authority. From August 1987 to November 1992, Mr. Rosenberg worked in various development management positions for Olympia & York Companies (USA). Mr. Rosenberg received a B.A. in Urban Planning from Stanford University and an M.B.A. degree in Finance from New York University.


    WILLIAM D. BURSON has been Vice President of Marketing for the Company since March 1996. From September 1991 to March 1996, Mr. Burson was director of independent living operations for Church Homes, Inc., a 500-bed congregate care community where he directed general operations and marketing. From 1986 to September 1991, Mr. Burson was Executive Vice President -- Marketing and Sales for Retirement Management Group, Inc., a manager of nursing homes and retirement communities.


    DENNIS R. CREGAN has been Project Manager for the Company since October 1994. From January 1994 to June 1994, Mr. Cregan worked for Hunter Real Estate Management where he was Project Manager for a $12 million capital improvement project; from May 1990 to December 1993, Mr. Cregan was Manager -- Plant Engineering for Hazeltine Corporation, a subsidiary of ESCO Electronics Corp., a publicly traded manufacturer of defense and electronics equipment and systems, where he was responsible for facilities management, construction budget administration, contractor selection and compliance with local, state and federal regulations. From 1982 to May 1990, Mr. Cregan served in several project planning and administration positions for Hazeltine. Mr. Cregan received a degree in Architectural Engineering from the State University of New York at Farmingdale. Mr. Cregan is certified by the International Facilities Management Association and is a professional member of the National Fire Protection Association and Construction Specifications Institute.



    JUNE F. HECK has been the Controller for the Company since November 1994. From December 1993 to November 1994, Ms. Heck served as General Manager -- Corporate Accounting for Synergy Gas Corporation, a utility gas company. From April 1990 to November 1993, Ms. Heck was Accounting Manager of the Weight Watchers International, Inc. division of H.J. Heinz & Co., a publicly traded food products company. From August 1984 to April 1990, Ms. Heck served as Controller for F. Robbins Corp., a commercial heating and air conditioning company. From July 1981 to February 1984, Ms. Heck was an accountant for Price Waterhouse. Ms. Heck received a B.S. degree and is pursuing an M.B.A. degree from the School of Professional Accountancy of the Long Island University -- C.W. Post Campus.


    MARLYNN B. COHEN has been Director of Human Resources for the Company since August 1995. From September 1987 to August 1995, Ms. Cohen was Director of Administration and Human Resources at Ernst & Young LLP, a public accounting firm, in Melville, New York. At Ernst & Young,

Ms. Cohen was responsible for employee recruiting, benefit and salary administration, financial budgeting, computer evaluation and support, and facilities management for a branch office. Ms. Cohen received a B.A. degree in Economics from New York University.

COMMITTEES OF THE BOARD OF DIRECTORS


    AUDIT COMMITTEE. Prior to or upon consummation of the Offering, the Board of Directors will establish an Audit Committee that will consist of a majority of independent directors who are not affiliated with the Kaplans ("Independent Directors"). The Audit Committee will be established to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.



    COMPENSATION COMMITTEE. Prior to or upon the consummation of the Offering, the Board of Directors will establish a Compensation Committee, consisting of a majority of Independent Directors. The Compensation Committee approves the salaries and other benefits of the executive officers of the Company and administers any non-stock based bonus or incentive compensation plans of the Company. In addition, the Compensation Committee consults with the Company's management regarding pension and other benefit plans, and compensation policies and practices of the Company.



    STOCK OPTION COMMITTEE. Prior to or upon consummation of the Offering, the Board of Directors will establish a Stock Option Committee, consisting solely of directors who qualify as "Outside Directors" under Section 162(m) of the Internal Revenue Code of 1986 and as "Non-Employee Directors" under Rule 16b-3(c) of the Securities Exchange Act of 1934, as amended. The Stock Option Committee will administer any stock-based incentive plans of the Company, including the 1996 Stock Incentive Plan.


ELECTION OF DIRECTORS

    Prior to the first annual meeting of the stockholders of the Company, the Company's Board of Directors will be divided into three classes. Directors of each class will be elected at the annual meeting of stockholders held in the year in which the term for such class expires and will serve thereafter for three years. No determination has been made as to which directors will be members of each class. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter Provisions."

COMPENSATION OF DIRECTORS


    The Company intends to pay its directors who are not employees of the Company an annual compensation fee of $10,000 and a per meeting fee of $500 for each directors' meeting and each committee meeting attended. Under the Company's 1996 Stock Incentive Plan (the "Incentive Plan"), each non-employee director has been granted, effective as of the date on which the offer price is determined, a non-qualified option to purchase 10,000 shares of Common Stock at the initial public offering price, and each new non-employee director upon the date of his or her election or appointment will be granted a non-qualified option to purchase 10,000 shares of Common Stock at the fair market value on the date of grant. All options granted to non-employee directors will vest at the rate of 25% on each of the first four anniversaries of the date of grant, assuming the non-employee director is a director on those dates, and all such options generally will be exercisable for a period of ten years from the date of grant. Upon a Change of Control (as defined in the Incentive Plan) all unvested options (which have not yet expired) will automatically become 100% vested. Directors who are employees of the Company will not be compensated for services as a director. See "Management--1996 Stock Incentive Plan."


EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding the compensation earned for services rendered in all capacities to the Company for the fiscal year ended December 31, 1995 by the Company's Chief Executive Officer and each other executive officer whose salary and bonus for such fiscal year was in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                               LONG TERM COMPENSATION
                                                      ANNUAL COMPENSATION (1)
                                              ----------------------------------------  ------------------------------------
                                                                         OTHER ANNUAL   RESTRICTED STOCK      SECURITIES
NAME AND PRINCIPAL                                                       COMPENSATION       AWARD(S)          UNDERLYING
POSITION                             YEAR     SALARY ($)    BONUS ($)        ($)               ($)             OPTIONS #
- ---------------------------------  ---------  -----------  -----------  --------------  -----------------  -----------------
Glenn Kaplan(2) .................       1995      67,177            0       169,189(3)              0                  0
 Chairman of the Board and Chief
 Executive Officer
Wayne L. Kaplan(2) ..............       1995      67,177            0       160,513(3)              0                  0
 Vice Chairman of the Board,
 Senior Executive Vice President
 and Secretary
Evan A. Kaplan(2) ...............       1995      67,177            0       160,382(3)              0                  0
 President and Chief Operating
 Officer

NAME AND PRINCIPAL                   ALL OTHER
POSITION                            COMPENSATION
- ---------------------------------  --------------
Glenn Kaplan(2) .................      39,500(4)
 Chairman of the Board and Chief
 Executive Officer
Wayne L. Kaplan(2) ..............      39,500(4)
 Vice Chairman of the Board,
 Senior Executive Vice President
 and Secretary
Evan A. Kaplan(2) ...............      39,500(4)
 President and Chief Operating
 Officer


- --------------------------
(1) Other than the salary, bonus and other compensation described above, the Company did not pay the persons named in the Summary Compensation Table any compensation, including incidental personal benefits, in excess of 10% of such executive officer's salary.


(2) Each of the Kaplans has entered into an employment agreement with the Company and will be compensated in accordance with the terms of that employment agreement from the date of the consummation of the Offering.



(3) Represents distributions ($158,400 in each case), the personal use of a Company-paid automobile ($1,982, $2,113 and $1,982, respectively), and club membership dues paid in part for Glenn Kaplan ($8,807).



(4) Represents, in each case, the Company's payment of premiums on a life insurance policy. See "-- Employment Agreements."


EMPLOYMENT AGREEMENTS


    The Company has entered into substantially similar employment agreements, effective upon consummation of the Offering, with each of Glenn Kaplan (as Chairman and Chief Executive Officer), Wayne L. Kaplan (as Vice-Chairman, Senior Executive Vice President and Secretary) and Evan A. Kaplan (as President and Chief Operating Officer) (each individually, an "Executive"). Each agreement provides for an initial five-year term which is automatically renewable for successive one-year terms (the "Employment Term") unless either party gives written notice to the other at least six months prior to the expiration of the then Employment Term. During the Employment Term, the Executive will be obligated to devote substantially all his business time, energy, skill and efforts to the performance of his duties under the agreement and shall faithfully serve the Company, subject to his right to perform his obligations as operator of one or more of the Company's facilities in his individual capacity.



    The agreement provides for an annual base salary of $213,000 (as adjusted annually for cost of living increases) and a discretionary bonus. The Compensation Committee shall determine the amount of the bonus to be awarded to each of the Kaplans, taking into account the operating results of the Company as well as such subjective factors as the Compensation Committee deems appropriate and in the best interests of the Company and its stockholders. In addition, under the agreement the Executive will be entitled to long-term disability coverage, use of an automobile and club membership, and benefits generally provided to executive employees.


    The agreement also provides that during the Employment Term and thereafter, the Company will indemnify Executive to the fullest extent permitted by law, in connection with any claim, against Executive as a result of Executive serving as an officer or director of the Company or in any capacity at the request of the Company in or with regard to any other entity, employee benefit plan or enterprise. Following Executive's termination of employment, the Company will continue to cover the Executive under the Company's directors and officers insurance for the period during which Executive may be subject to potential liability for any claim, action or proceeding (whether civil or criminal) as a result of his service as an officer or director of the Company at the highest level then maintained for any then or former officer or director.

    Any dispute or controversy arising under or in connection with this Agreement (other than injunctive relief) shall be settled exclusively by arbitration. Each party shall bear its own legal fees except that, in the event the Executive prevails on any material issue, the arbitrator shall award the Executive his legal fees except those attributable to frivolous positions.


    The agreement may be terminated at any time by the Executive for Good Reason (including a Change in Control of the Company) or by the Company with or without Cause (as each capitalized term is defined in the agreement). Good Reason also includes an event of default or termination, other than in accordance with its terms, by the Company or its subsidiaries without cause of any operating agreement between the Company and the Kaplans, as operators of the Company's facilities, or any management agreement between the Company's wholly owned subsidiary and the Kaplans. If the employment of the Executive is terminated for any reason, he may withdraw as a licensed operator of certain of the Company's facilities. Likewise, if any Kaplan is terminated by the Company as an operator of one of its facilities, he may resign his employment with the Company. See "Risk Factors -- Operating Agreements; Management Agreements" and "Certain Transactions."



    If the Executive terminates his employment with the Company for Good Reason (including the Company giving notice of non-renewal) or is terminated without Cause, he will receive severance pay in an amount equal to two years' Base Salary plus continued medical benefits for two years. In addition, the Executive shall receive a prorated bonus for the fiscal year of his termination. The agreement provides that Executive will have no obligation to mitigate the Company's financial obligations in the event of his termination for Good Reason or without Cause and there will be no offset against the Company's financial obligations for other amounts earned by the Executive. If termination is the result of Executive's death or disability, the Company will pay to the Executive (or his estate), an amount equal to six months' Base Salary at his then current rate of pay (reduced in the case of disability by his long-term disability policy payments). If the Executive's employment is terminated by him for Good Reason or by the Company without Cause, he may also withdraw as an operator of the Company's facilities; in such an event, he will be entitled to receive twice his pro rata share of the operating fees (net of fees payable under the applicable management agreement) for the preceding twelve months. See "Risk Factors -- Operating Agreements; Management Agreements" and "Certain Transactions."


1996 STOCK INCENTIVE PLAN


    BACKGROUND; PURPOSE; ELIGIBILITY. On June 7, 1996, the Board of Directors and the stockholders of the Company approved the Incentive Plan. The Incentive Plan was subsquently amended and restated, effective as of June 7, 1996, to reflect certain changes in applicable securities laws and to make certain other changes. The following description of the Incentive Plan is intended only as a summary and is qualified in its entirety by reference to the Incentive Plan. The purpose of the Incentive Plan is to enhance the profitability and value of the Company and its affiliates for the benefit of their stockholders by enabling the Company (i) to offer employees of the Company stock based incentives and other equity interests in the Company, thereby creating a means to raise the level of stock ownership by employees in order to attract, retain and reward such employees and strengthen the mutuality of interests between employees and the Company's stockholders, and (ii) to make equity based awards to non-employee directors thereby attracting, retaining and rewarding such non-employee directors and strengthening the mutuality of interests between non-employee directors and the stockholders. All employees of the Company and its subsidiaries that satisfy certain ownership requirements are eligible to be granted awards under the Incentive Plan. In addition, non-employee directors of the Company will receive awards of non-qualified stock options under the Incentive Plan, but are not eligible for other awards thereunder.


    ADMINISTRATION. The Incentive Plan will be administered by the Compensation Committee of the Board of Directors of the Company which is intended to be comprised solely of two or more directors qualifying as "outside directors" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") and satisfying any requirements of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Compensation Committee will have full authority and discretion, subject to the terms of the Incentive Plan, to determine those individuals eligible to receive awards and the amount and type of awards. Terms and conditions of awards will be set forth in written grant agreements, the terms of which will be consistent with the terms of the Incentive Plan. Awards under the Incentive Plan may not be made on or after the tenth anniversary of the date of its adoption, but awards granted prior to such date may extend beyond that date.

    Available Shares and Other Units. A maximum of 600,000 shares of Common Stock may be issued or used for reference purposes pursuant to the Incentive Plan. The maximum number of shares of Common Stock subject to each of stock options or stock appreciation rights that may be granted to any individual under the Incentive Plan is 50,000 for each fiscal year of the Company during the term of the Incentive Plan. If a stock appreciation right is granted in tandem with a stock option, it shall apply against the individual limits for both stock options and stock appreciation rights, but only once against the maximum number of shares available under the Incentive Plan.

    In general, upon the cancellation or expiration of an award, the unissued shares of Common Stock subject to such awards will again be available for awards under the Incentive Plan, but will still count against the individual specified limits.

    The Compensation Committee may make appropriate adjustments to the number of shares available for awards and the terms of outstanding awards under the Incentive Plan to reflect any change in the Company's capital stock, split-up, stock dividend, special distribution to stockholders, combination or reclassification with respect to any outstanding series or class of stock or consolidation, or merger or sale of all or substantially all of the assets of the Company.


    AMENDMENTS. The Incentive Plan provides that it may be amended by the Board of Directors, except that no such amendment, without stockholder approval to the extent such approval is required by Rule 16b-3 of the Exchange Act the exception for performance-based compensation under Section 162(m) of the Code or, to the extent applicable to incentive stock options under Section 422 of the Code, may increase the aggregate number of shares of Common Stock reserved for awards or the maximum individual limits for any fiscal year, change the classification of employees and non-employee directors eligible to receive awards, decrease the minimum option price of any option, extend the maximum option period under the Incentive Plan, change any rights with respect to non-employee directors or to make any other change that requires stockholder approval under Rule 16b-3 of the Exchange Act, the exemption for performance-based compensation under Section 162(m) of the Code or, to the extent applicable to incentive stock options,
Section 422 of the Code. The Incentive Plan may not be amended without the approval of the stockholders of the Company in accordance with the applicable laws of the State of Delaware to increase the aggregate number of Shares of Common Stock that may be issued under the Incentive Plan, decrease the minimum option price of any option, or to make any other amendment that would require stockholder approval under the rules of any exchange or system on which the Company's Securities are listed or traded at the request of the Company.


    TYPES OF AWARDS. The Incentive Plan provides for the grant of any or all of the following types of awards to eligible employees: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights, in tandem with stock options or freestanding; and (iii) restricted stock. In addition, the Incentive Plan provides for the one-time non-discretionary award of stock options to non-employee directors of the Company. Each of these types of awards is discussed in more detail below. Awards may be granted singly, in combination, or in tandem, as determined by the Compensation Committee.

    STOCK OPTIONS. Under the Incentive Plan, the Compensation Committee may grant awards in the form of options to purchase shares of the Company's Common Stock. Options may be in the form of incentive stock options or non-qualified stock options. The Compensation Committee will, with regard to each stock option, determine the number of shares subject to the option, the term of the option (which shall not exceed ten years, provided, however, that the term of an incentive stock option granted to a ten percent stockholder of the Company shall not exceed five years), the exercise price per share of stock subject to the option, the vesting schedule (if any), and the other material terms of the option. No option may have an exercise price less than the Fair Market Value of the Common Stock at the time of grant (or, in the case of an incentive stock option granted to a ten percent stockholder of the Company, 110% of Fair Market Value), except that, in the case of certain modifications of the stock options that are deemed to be new issuances under the Code, the exercise price may continue to be the original exercise price.


    The option price upon exercise may, to the extent determined by the Compensation Committee at or after the time of grant, be paid by a participant in cash, in shares of Common Stock owned by the participant (free and clear of any liens and encumbrances), in shares of restricted stock valued at fair market value on the payment date as determined by the Compensation Committee (without regard to any forfeiture restrictions applicable to restricted stock), by a reduction in the number of shares of Common Stock issuable upon exercise of the option or by such other method as is approved by the Compensation Committee. If an option is exercised by delivery of shares of restricted stock, the shares of Common Stock acquired pursuant to the exercise of the option will generally be subject to the same restrictions as were applicable to such restricted stock. All options may be made exercisable in installments, and the exercisability of options may be accelerated by the Compensation Committee. The Compensation Committee may at any time offer to buy an option previously granted on such terms and conditions as the Compensation Committee shall establish. The
Compensation Committee may in its discretion reprice options or substitute options with lower exercise prices in exchange for outstanding options that are not incentive stock options, provided that the exercise price of substitute options or repriced options shall not be less than the Fair Market Value at the time of such repricing or substitution. Options may also, at the discretion of the Compensation Committee, provide for "reloads," whereby a new option is granted for the same number of shares as the number of shares of Common Stock or restricted stock used by the participant to pay the option price upon exercise.

    RESTRICTED STOCK. The Incentive Plan authorizes the Compensation Committee to award shares of restricted stock. Upon the award of restricted stock, the recipient has all rights of a stockholder with respect to the shares, including the right to receive dividends currently, unless so specified by the Compensation Committee at the time of grant, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock award agreement. Unless otherwise determined by the Committee at grant, payment of dividends, if any, shall be deferred until the date that the relevant share of restricted stock vests.


    Recipients of restricted stock are required to enter into a restricted stock award agreement with the Company which states the restrictions to which the shares are subject and the date or dates or criteria on which such restrictions will lapse. Within the limits of the Incentive Plan, the Compensation Committee may provide for the lapse of such restrictions in installments in whole or in part or may accelerate or waive such restrictions at any time.


    STOCK APPRECIATION RIGHTS ("SARS"). The Incentive Plan authorizes the Compensation Committee to grant SARs either with a stock option ("Tandem SARs") or independent of a stock option ("Non-Tandem SARs"). A SAR is a right to receive a payment either in cash or Common Stock as the Compensation Committee may determine, equal in value to the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the reference price per share of Common Stock established in connection with the grant of the SAR. The reference price per share covered by an SAR will be the per share exercise price of the related option in the case of a Tandem SAR and will be not less than the per share Fair Market Value of the Common Stock on the date of grant (or any other date chosen by the Committee) in the case of a Non-Tandem SAR subject to the same exception that applies to stock options.

    A Tandem SAR may be granted at the time of the grant of the related stock option or, if the related stock option is a non-qualified stock option, at any time thereafter during the term of the stock option. A

Tandem SAR generally may be exercised at and only at the times and to the extent the related stock option is exercisable. A Tandem SAR is exercised by surrendering the same portion of the related option. A Tandem SAR expires upon the termination of the related stock option.

    A Non-Tandem SAR will be exercisable as provided by the Compensation Committee and will have such other terms and conditions as the Compensation Committee may determine. A Non-Tandem SAR may have a term no longer than ten years from its date of grant. A Non-Tandem SAR is subject to acceleration of vesting or immediate termination upon termination of employment in certain circumstances.

    The Compensation Committee is also authorized to grant "limited SARs," either as Tandem SARs or Non-Tandem SARs. Limited SARs would become exercisable only upon the occurrence of a Change in Control (as defined in the Incentive
Plan) or such other event as the Compensation Committee may designate at the time of grant or thereafter.

    CHANGE IN CONTROL. Subject to the next sentence, unless determined otherwise by the Compensation Committee at the time of grant, upon a Change in Control (as defined in the Incentive Plan), all vesting and forfeiture conditions, restrictions and limitations in effect with respect to any outstanding award will immediately lapse and any unvested awards will automatically become 100% vested. However, unless otherwise determined by the Compensation Committee at the time of grant, no acceleration of exercisability shall occur with regard to certain options that the Compensation Committee reasonably determines in good faith prior to a Change in Control will be honored or assumed or new rights substituted therefor by a participant's employer immediately following the Change in Control.

    AWARDS  TO  NON-EMPLOYEE  DIRECTORS.   The  Incentive  Plan  provides  for a
one-time nondiscretionary award of 10,000 options to purchase Common Stock to each non-employee director. See "Management -- Compensation of Directors."

401(K) PLAN

    The  Predecessor  established  and  maintained  a  tax-qualified  plan under
Section 401(a) of the Code including a Section 401(k) feature (the "401(k) Plan"). The Company has become the sponsor and will continue to maintain the 401(k) Plan. The 401(k) Plan provides retirement and other benefits to employees of the Company and provides employees with a means to save for their retirement.

    Employees become eligible to participate in the 401(k) Plan after they have attained age 21 and have worked for at least twelve consecutive months during which they complete at least 1,000 hours of service.

    Subject to legal limitations, participants may elect, on a salary reduction basis, to have one percent to 15% of their eligible compensation contributed to their accounts under the 401(k) Plan. The Company may make a discretionary match of participants' contributions to the 401(k) Plan up to 6% of eligible compensation ("Matching Contributions"). In addition, the Company may make a discretionary contribution to the 401(k) Plan ("Optional Contributions") which will be allocable based on relative eligible compensation of participants who have completed 1,000 hours of service during the plan year and are employed on the last day of the plan year (or have retired, died or incurred a disability during a plan year).

    Participants are always fully vested in the value of their 401(k) contributions and amounts "rolled over" from other qualified retirement plans. Participants become vested in the Company's Matching Contributions and Optional Contributions based on a graded seven year vesting schedule (or upon a participant's attainment of age 65 while still employed, retirement after attaining age 65, death, disability or a termination of the 401(k) Plan, if earlier). Benefits under the 401(k) Plan may be distributed in a number of different forms to be elected by a participant, including a lump sum, installment payments and various annuity forms. In certain circumstances, participants may receive loans or make hardship withdrawals from their accounts in the 401(k) Plan. Participants may direct the investment of their accounts under the 401(k) Plan among the various investment vehicles offered under the 401(k) Plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    Section 145 of the General Corporation Law of the State of Delaware grants each corporation organized thereunder the power to indemnify its officers and directors against liability for certain of their acts. Article Ninth of the Company's Certificate of Incorporation provides that no director of the Company shall be liable to the Company for breach of fiduciary duty as a director to the fullest extent permitted by the laws of the State of Delaware. Article Tenth of the Company's Certificate of Incorporation provides that the Company shall, to the extent permitted by Delaware law, indemnify its officers and directors against liability for certain of their acts.

    The Underwriting Agreement provides for reciprocal indemnification between the Company, its controlling persons, on the one hand, and the Underwriter and its controlling persons, on the other hand, against certain liabilities in connection with this offering, including liabilities under the Securities Act.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Compensation policies and decisions, including those relating to salary, bonuses and benefits of executive officers, have been set or made by the Board of Directors since the formation of the Company. The Kaplans have participated as members of the Board of Directors in deliberations concerning executive officer compensation. Upon consummation of the Offering, the Board of Directors will create a Compensation Committee consisting of a majority of Independent Directors which will recommend to the Board the compensation to be paid to the Company's executive officers.

                              CERTAIN TRANSACTIONS


    CONSOLIDATING TRANSACTIONS. The Company was formed in order to consolidate and expand the assisted living business of the Predecessor. The Predecessor historically operated its business through a number of partnerships, limited liability companies and S corporations. In connection with the Offering, the Predecessor and the Company are entering into certain transactions pursuant to which the Company shall receive substantially all of the Predecessor's assets associated with its assisted living business. In addition, a number of transactions are being entered into in connection with the operation of the Company's facilities, largely in order to comply with applicable law and regulations.



        CONVEYANCE OF ASSISTED LIVING BUSINESS TO THE COMPANY. At or prior to the consummation of the Offering, the Predecessor shall have transferred to the Company the following: (i) certain wholly owned subsidiaries of the Predecessor that own the entire fee in the land and building underlying six facilities (Town Gate East, Town Gate Manor, Senior Quarters at Huntington Station, Senior Quarters at Centereach I, Senior Quarters at Centereach II and Senior Quarters at Stamford); (ii) certain wholly owned subsidiaries of the Predecessor that own, directly or indirectly, less than the entire fee in the land and building underlying five facilities (23.75% of Change Bridge Inn, 50.1% of Senior Quarters at Chestnut Ridge, 50% of Senior Quarters at East Northport, 10% of Senior Quarters at Jamesburg, and 11% of Senior Quarters at Glen Riddle); (iii) two wholly owned subsidiaries of the Predecessor that provided management services for all the foregoing facilities, in addition to four facilities in which the Predecessor did not have an equity interest (Castle Gardens, The Regency at Glen Cove, Senior Quarters at Lynbrook, and Senior Quarters at Cranford); (iv) the Predecessor's interest in pre-construction development projects in seven facilities (Patterson, NY; Albany, NY; Briarcliff Manor, NY; Tinton Falls, NJ; Westchester County, NY; Riverdale, NY and Lehigh County, PA); and (v) all of its other assets relating to its assisted living business. In consideration of the foregoing, the Company shall have at or prior to the consummation of the Offering: (i) issued to the Kaplans, as sole equal partners of the Predecessor, 4,150,000 shares of Common Stock, and paid to them the sum of $6.0 million (representing the approximate tax liability expected to be incurred by the Kaplans in connection with transactions pertaining to the transfer by the Predecessor of its facilities to the Company); and (ii) agreed to pay all real estate transfer taxes arising out of the foregoing transactions (estimated to be approximately $250,000). As a result of these transactions, the Company shall have assumed all indebtedness encumbering the Company's facilities. The Kaplans guaranteed certain indebtedness incurred by the
Predecessor with respect to certain facilities, and the Kaplans expect to be released from such guarantees after consummation of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



        ARRANGEMENTS REGARDING OPERATION OF CERTAIN FACILITIES. Because of New York law and regulations, the Kaplans individually are the operators of substantially all the Company's assisted living facilities located in New York. Of these facilities, the Kaplans are or will be the operators of Town Gate East, Town Gate Manor, Senior Quarters at Huntington Station, Senior Quarters at Centereach I, Senior Quarters at Centereach II, Senior Quarters at Chestnut Ridge and Senior Quarters at Lynbrook either pursuant to a separate operating agreement entered into by the Company (each, an "Operating Agreement") or the pre-existing agreement with the unaffiliated owner of the facility (that has been assigned to the Kaplans). Each Operating Agreement has a term of 25 years and provides for an operating fee equal to 5% of gross revenues from the facility. The pre-existing agreements with third party owners generally have a term of five years and provide for an operating fee equal to 5% of gross revenues or the greater of 5% of gross revenues and a minimum fee (ranging from $96,000 to $150,000 per annum). In some instances, the Company may also be entitled to an incentive fee or may have an equity interest in the facility. The Kaplans, as operators of each of these facilities, have engaged a wholly owned subsidiary of the Company to provide certain management services in connection with the day-to-day operations of each facility it operates, in each case pursuant to a separate management agreement (each, a "Management Agreement"). Each Management Agreement is co-terminous with the underlying Operating Agreement or pre-existing agreement with the third-party owner. The fee payable to the Company's subsidiary under each Management Agreement is 30% of the operators' fee, increasing to 96% of all their fees generated by aggregate gross revenues of all facilities operated under this fee structure exceeding $23.0 million. The Kaplans have also agreed that, with respect to any other projects for which the Company may not act as the licensed operator (such as Senior Quarters at East Northport), they will act as licensed operators in exchange for a fee equal to 5% of gross revenues and pay the Company's wholly owned subsidiary a servicing fee equal to 96% of their operating fee. The Operating Agreements may be terminated (i) by either the Company or the licensed operators upon the occurrence of certain events of default (such as failure to timely pay the licensed operators' fees, failure to perform any material term, provision or covenant, subject to certain cure periods, or an event of default under the Management Agreement), (ii) by the Company upon the death or disability of all the licensed operators, or (iii) by the licensed operators upon a change of control in the Company or at any time after five years. If the operating agreement is terminated by the Company other than for an event of default by the licensed operators, the licensed operators will be entitled to liquidated damages equal to twice the licensed operators' fees under the applicable Operating Agreement (net of fees payable under the applicable Management Agreement) over the preceding twelve months. In addition, the employment agreement with each Kaplan provides that each Kaplan may withdraw as a licensed operator if he ceases to be an employee of the Company for any reason, and that if his employment is terminated by him for good reason or by the Company without cause, he will be entitled to receive, in addition to the severance payments provided for in his employment agreement, either the liquidated damages provided for in the applicable Operating Agreement or a lump sum equal to twice his share of the licensed operators' fees (net of fees payable under the applicable Management Agreement) for the preceding twelve months. Good reason includes the termination of an Operating Agreement or a Management Agreement by the Company or its wholly owned subsidiary, as the case may be, other than in accordance with its terms or by a licensed operator because of an event of default. See "Management -- Employment Agreements". This basic structure, and substantially similar agreements, are used with respect to one New York facility (Senior Quarters at Centereach II) that is not a licensed entity. See "Management -- Employment Agreements."



    Recent legislation has, however, has been passed by the New York State legislature (and may be signed by the Governor of that state shortly) which would allow for-profit corporations whose stock (and whose parent entity's stock) is not traded on a national exchange or over-the-counter market, to operate certain types of licensed facilities, including ALP facilities. If New York law and regulations are amended to allow the operation of the Company's licensed facilities by for-profit corporations that are not publicly traded, the Kaplans may form one or more corporations to operate these facilities. The Kaplans are entitled, pursuant to the operating agreements, to assign such agreement to any for-profit corporation that is wholly owned by them.


    CERTAIN TRANSACTIONS REGARDING SALES OF COMMON STOCK.


        RESTRICTIONS ON TRANSFER. Each Kaplan has agreed with the Company that he shall not, for so long as he shall be the licensed operator of any of the Company's facilities, transfer any shares of Common Stock if it would result in his personally owning fewer than 500,000 shares of Common Stock initially, or 250,000 shares of Common Stock after the fifth anniversary of the consummation of the Offering, in each case, subject to certain exceptions. In addition, a stockholders' agreement between the Kaplans and the Company, provides (i) each Kaplan with a right of first refusal with respect to a transfer of the shares of Common Stock of the other Kaplans, except for a limited exception in the case of his death, and (ii) that the Kaplans shall vote all their shares of Common Stock as a unit.


        REGISTRATION RIGHTS. After the Offering, each of the Kaplans along with Herbert Kaplan, who beneficially own in the aggregate 4,150,000 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option) will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and the Kaplans, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, each of the Kaplans are entitled to notice of such registration and are entitled to include shares of such Common

Stock therein. The stockholders benefiting from these rights may, acting jointly, also require the Company on two separate occasions to file a registration statement under the Securities Act at the Company's expense with respect to shares of Common Stock beneficially owned by then, and the Company is required to use its diligent reasonable efforts to effect such registration. These rights are subject to certain restrictions, conditions and limitations, among them (i) the right of the underwriters of an offering to limit the number of shares included in such registration, and (ii) the lock-up agreement whereby the Company and the Kaplans have agreed with the Underwriters, except in connection with the Offering and the Underwriters' over-allotment option, not to sell or otherwise dispose of any shares of Common Stock or other equity securities of the Company for at least 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. See "Underwriting."



        SHATTUCK HAMMOND FEE. The Company will pay its financial advisor, Shattuck Hammond Partners Inc., approximately $1.15 million (assuming no exercise of the Underwriters' over-allotment and an initial public offering price of $13.00 per share), as its fee for various investment banking services rendered. Joseph G. Beck, a director of the Company, is a founding principal, executive committee member and shareholder of Shattuck Hammond Partners Inc.


        FUTURE TRANSACTIONS. The Board of Directors of the Company has adopted a policy that future transactions between the Company and its officers, directors, principal stockholders and their affiliates will be subject to approval of a majority of the Independent Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of June , 1996, after giving effect to the conveyance of the Company's facilities and the payment of the consideration to the Kaplans as adjusted to reflect the sale of the Common Stock offered hereby, by: (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (ii) each of the Company's directors; (iii) the Company's Chief Executive Officer and each of the Company's other executive officers; and (iv) the Company's directors and executive officers as a group:

                                                                                                                   OWNERSHIP
                                                                                                                     AFTER
                                                                                                                   OFFERING
                                                                                                                      AND
                                                                                                       SHARES     OVER-ALLOTMENT
                                        OWNERSHIP PRIOR TO OFFERING      OWNERSHIP AFTER OFFERING    SUBJECT TO   OPTION (2)
                                      -------------------------------  ----------------------------     OVER-     -----------
NAME AND ADDRESS OF                      NUMBER OF                      NUMBER OF                     ALLOTMENT    NUMBER OF
BENEFICIAL OWNER (1)                      SHARES         PERCENTAGE      SHARES       PERCENTAGE       OPTION       SHARES
- ------------------------------------  ---------------  --------------  -----------  ---------------  -----------  -----------
Glenn Kaplan (3)....................           300           100.0%     4,150,000          53.9%        266,250    3,883,750
Wayne L. Kaplan (3).................           300           100.0      4,150,000          53.9         266,250    3,883,750
Evan A. Kaplan (3)..................           300           100.0      4,150,000          53.9         266,250    3,883,750
John M. Sharpe, Jr. ................             0               0              0             0               0            0
Joseph G. Beck......................             0               0              0             0               0            0
Bernard J. Korman...................             0               0              0             0               0            0
Gerald Schuster.....................             0               0              0             0               0            0
Risa Lavizzo-Mourey.................             0               0              0             0               0            0
Directors and officers as a group (8
 persons)...........................           300           100.0%     4,150,000          53.9%        266,250    3,883,750


NAME AND ADDRESS OF
BENEFICIAL OWNER (1)                    PERCENTAGE
- ------------------------------------  ---------------
Glenn Kaplan (3)....................         48.8%
Wayne L. Kaplan (3).................         48.8
Evan A. Kaplan (3)..................         48.8
John M. Sharpe, Jr. ................            0
Joseph G. Beck......................            0
Bernard J. Korman...................            0
Gerald Schuster.....................            0
Risa Lavizzo-Mourey.................            0
Directors and officers as a group (8
 persons)...........................         48.8%


- ------------------------------
(1) Except as otherwise noted, the address of the Company's Directors, executive officers and Selling Stockholders is c/o Kapson Senior Quarters Corp., 242 Crossways Park West, Woodbury, New York 11797.

(2) Assumes Underwriters' over-allotment option is exercised in full. The Selling Stockholders will sell 50% of any shares with respect to which the option is exercised.


(3) Includes shares owned of record by Glenn Kaplan, Wayne Kaplan, and Evan Kaplan, each of whom share voting and dispositive power over all of these shares, and Herbert Kaplan, who has a pecuniary interest in, and has shared voting dispositive power over, 300,001 shares. Herbert Kaplan is the father of the Kaplans.

                          DESCRIPTION OF CAPITAL STOCK


    The following description of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to (i) applicable provisions of Delaware law, and (ii) the provisions of the Company's Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.



    The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.01, and 10,000,000 shares of Preferred Stock, par value $.01, which may be issued in one or more classes and series. As of June
  , 1996, there were 4,150,000 shares of Common Stock issued and outstanding. Upon consummation of the Offering, assuming no exercise of the Underwriters' over-allotment option, there will be 7,700,000 shares of Common Stock and no shares of Preferred Stock issued and outstanding.


COMMON STOCK


    Each holder of Common Stock is entitled to one vote per share of record on all matters to be voted upon by the stockholders. Holders do not have cumulative voting rights. Stockholders casting a plurality of the votes of stockholders entitled to vote in an election of directors may elect all of the directors. Subject to the preferential rights of any Preferred Stock that may at the time be outstanding, each share of Common Stock will have an equal and ratable right to receive dividends when, if and as declared from time to time by the Board of Directors out of funds legally available therefor. The Company may in the future be subject to certain agreements which restrict the payment of dividends. The Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."



    In the event of liquidation, dissolution or winding up at the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of any shares of Preferred Stock that may at the time be outstanding. Holders of Common Stock have no preemptive, subscription, conversion or redemption rights and are not subject to further calls or assessments by the Company. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company in the Offering will be, when issued and paid for, validly issued, fully paid and nonassessable.


UNDESIGNATED PREFERRED STOCK


    The Company's Certificate of Incorporation authorizes the Board of Directors, without any vote or action by the stockholders (subject to applicable law or regulatory agencies or by the rules of Nasdaq or any stock exchange on which the Company's Common Stock may then be listed), to issue up to 10,000,000 shares of Preferred Stock, par value $.01 per share, in one or more classes and series and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and number of shares constituting any series. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, could issue Preferred Stock with voting and conversion rights that could adversely affect the voting powers of the holders of the Common Stock and the market price of the Common Stock. Issuance of Preferred Stock may also have the effect of delaying, deferring or preventing the change of control of the Company without further action by the stockholders and may discourage bids for the Common Stock at a premium over the market price.


DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (for the purposes of determining the number of shares outstanding, under Delaware law, those shares owned (x) by persons who are directors and also officers, and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer are excluded from the calculation); or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.


    Section 203 defines a business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

    Certain provisions of the Company's Certificate of Incorporation and Delaware law may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. In particular, the ability of the Board of Directors to issue Preferred Stock without further stockholder approval may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. In addition, the Company's Certificate of Incorporation provides for a classified Board of Directors and the inability of stockholders to vote cumulatively for directors.

LIMITATION ON DIRECTORS' LIABILITY

    The Certificate of Incorporation of the Company limits the liability of Directors and officers to the Company or its holders to the fullest extent permitted by Delaware Law. The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against Directors or officers of the Company and may discourage or deter stockholders or management from bringing a lawsuit against Directors of the Company for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK


    Upon consummation of the Offering, there will be 22,300,000 shares (assuming no exercise of the Underwriters' over-allotment option) of Common Stock, par value $.01, and 10,000,000 shares of Preferred Stock, par value $.01, available for future issuance without stockholder approval, except as may be required for a particular transaction by the Company's Certificate of Incorporation, by applicable law or regulatory agencies or by the rules of Nasdaq or any stock exchange on which the Company's Common Stock may then be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. The Company does not currently have plans to issue additional shares of capital stock. See "Shares Eligible for Future Sale."


STOCK TRANSFER AGENT AND REGISTRAR

    The  Stock  Transfer   Agent  and   Registrar  for  the   Common  Stock   is
               . Its address and telephone number is                        .

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Offering, there has not been any public market for the Common Stock of the Company. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of Common Stock or the perception that sales of substantial amounts of Common Stock could occur in the public market after the restrictions described below could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise equity capital in the future.


    Upon completion of the Offering, the Company will have outstanding 7,700,000 shares of Common Stock (7,966,250 shares if the over-allotment option is exercised in full). Of these shares, 3,550,000 shares of Common Stock sold in the Offering (4,082,500 if the over-allotment option is exercised in full) will be tradeable without restriction or limitation under the Securities Act, except for any shares purchased by "affiliates" (as that term is defined in the Securities Act) of the Company which will be subject to the resale limitations under Rule 144 of the Securities Act. The remaining 4,150,000 outstanding shares of Common Stock held by existing stockholders (3,883,750 shares if the over-allotment option is exercised in full) are "restricted securities" within the meaning of Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act and may not be sold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to an exemption, including that provided by Rule 144.


    In general, under Rule 144 as currently in effect, beginning 90 days after the Offering, a person (or persons whose shares are aggregated) who owns shares that were purchased from the Company (or any affiliate) at least two years previously, including persons who may be deemed affiliates of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 77,000 shares immediately after the Offering assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 under the Securities Act that were purchased from the Company (or any affiliate) at least three years previously, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.


    The Commission has proposed to amend the holding period required by Rule 144 to permit sales of "restricted securities" after one year rather than two years (and two years rather than three years for "non-affiliates" who desire to sell such shares under Rule 144(k)). If such proposed amendment were enacted, the "restricted securities" would become freely tradeable (subject to any applicable contractual restrictions) at correspondingly earlier dates.


    After the Offering, the holders of 4,150,000 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option), or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act, subject to the contractual restrictions described below. See "Certain Transactions -- Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon the effectiveness of such registration.

    The Company, the Selling Stockholders, each director, executive officer and affiliate of the Company has agreed with the Underwriters, except in connection with the Offering and the Underwriters' over-allotment option, not to sell or otherwise dispose of any shares of Common Stock or other equity securities of the Company for at least 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters, except in connection with the Offering. See "Underwriting." Each Kaplan has also agreed with the Company that he shall not, for so long as he shall be the operator of any of the Company's facilities, transfer any shares of Common Stock if it would result in his personally owning fewer than 500,000 shares of Common Stock initially, or 250,000 shares of Common Stock after the fifth anniversary of the consummation of the Offering, in each case, subject to certain exceptions. In addition, a stockholders' agreement among the Kaplans and the Company, provides (i) each Kaplan with a right of first refusal with respect to a transfer of the shares of Common Stock of the other Kaplans, except for transfers to or for the benefit of family members and a limited exception in the case of his death, and (ii) that the Kaplans shall vote all their shares of Common Stock as a unit.



    The Company intends to file a registration statement under the Securities Act covering approximately 600,000 shares of Common Stock issued or reserved for issuance under the Incentive Plan. See "Management -- 1996 Stock Incentive Plan." Such registration statement is expected to be filed prior to the end of the 1996 fiscal year and will automatically become effective upon filing. Accordingly, shares registered under such registration statement pursuant to the Plan will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions. At June , 1996, options to purchase 88,462 shares were issued and outstanding under the Plan, none of which were vested.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Stockholders and the Underwriters (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters"), for whom Salomon Brothers Inc is acting as representative (the "Representative"), and each such Underwriter has severally agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                                    NUMBER
UNDERWRITERS                                                                       OF SHARES
- -------------------------------------------------------------------------------  -------------
Salomon Brothers Inc ..........................................................
Raymond James & Associates, Inc. ..............................................
Wheat, First Securities, Inc. .................................................
                                                                                 -------------
    Total......................................................................      3,550,000
                                                                                 -------------
                                                                                 -------------

    In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby (other than those subject to the over-allotment option described below) if any such shares are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.


    The Company has been advised by the Representative that the several Underwriters propose to offer shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $ per share to certain other dealers. After the Offering, the initial public offering price and such concessions may be changed.



    The Company and the Selling Stockholders have each granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 266,250 and 266,250 additional shares of Common Stock, respectively (532,500 in the aggregate), to cover over-allotments, if any, at the price to the public less the Underwriting Discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the option shares as the number of shares of Common Stock to be purchased by such Underwriter in the above table bears to the total number of shares of Common Stock offered by the Underwriters hereby. In the event that the Underwriters exercise less than the full over-allotment option, the number of shares to be sold pursuant thereto shall be allocated equally as between the Company and the Selling Stockholders in proportion to the number of such persons' or entity's shares subject to such option.



    Shattuck Hammond Partners Inc. which is not acting as an underwriter in the Offering, will receive approximately $1.15 million (assuming no exercise of the Underwriters over-allotment option and an initial public offering price of $13.00 per share) from the Company as its fee for various investment banking and financial advisory services rendered. Joseph G. Beck, a founding principal, executive committee member and shareholder of Shattuck Hammond, Partners Inc. is a director of the Company.


    The Company, the Selling Stockholders, and each director, executive officer and affiliate of the Company has agreed that they will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, with certain exceptions, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock for a period of at least 180 days from the date of this Prospectus without the prior consent of the Representative.

    The Underwriting  Agreement  provides  that  the  Company  and  the  Selling
Stockholders will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

    The Representative has informed the Company that it does not intend to confirm sales to any account over which it exercises discretionary authority.

    Prior to the Offering, there has been no market for the Common Stock. The initial public offering price for the Common Stock has been determined by negotiation between the Company and the Underwriters and is based on, among other things, the Company's financial and operating history and condition, the prospects of the Company and its industry in general, the management of the Company and the market prices of securities of companies in businesses similar to those of the Company.


                                    EXPERTS


    The combined financial statements of the Predecessor as of December 31, 1994 and 1995 and for each of the years in the three year period ended December 31, 1995 and the Balance Sheet of the Company as of June 10, 1996, included in this registration statement, have been included herein in reliance upon the reports of Coopers & Lybrand L.L.P., independent accountants, appearing elsewhere herein, given on the authority of that firm as experts in accounting and auditing.


    The financial statements of Town Gate East (a partnership) and Town Gate Manor (a partnership) as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, included in this registration statement, have been included herein in reliance upon the report of Rotenberg & Company LLP, independent accountants, appearing elsewhere herein, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby is being passed upon for the Company by Proskauer Rose Goetz & Mendelsohn LLP, New York. Certain legal matters in connection with the Offering are being passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York.

                             ADDITIONAL INFORMATION


    The Company has filed with the Commission, through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"), a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus by reference as to the contents of any contract, agreement or other document referred to are not necessarily complete and in each such instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at the prescribed rates from the Commission's Public Reference Section at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic registration statements filed through EDGAR may also be accessed electronically through the Commission's home page on the World Wide Web at http://www.sec.gov.



    As a result of the Offering, the Company will be subject to the informational requirements of the Exchange Act. So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will furnish the reports, proxy statements and other information required thereby to the Commission via EDGAR. The Company intends to furnish holders of the Common Stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. The Company also intends to furnish such other reports as it may determine or as may be required by law. Copies of such material may be inspected and copied at the offices of the Commission and accessed electronically through the Commission's home page on the World Wide Web.

                          KAPSON SENIOR QUARTERS CORP.
                         INDEX TO FINANCIAL STATEMENTS


                                                                                                          PAGE
                                                                                                       -----------
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
Pro Forma Combined Condensed Balance Sheet as of June 30, 1996.......................................          F-3
Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 1995............          F-4
Pro Forma Combined Condensed Statement of Operations for the six months ended June 30, 1996..........          F-5
Notes to Pro Forma Combined Condensed Balance Sheet..................................................          F-6
Notes to Pro Forma Combined Condensed Statement of Operations........................................          F-8
THE KAPSON GROUP (THE PREDECESSOR)
Report of Independent Accountants....................................................................         F-12
Combined Balance Sheets as of December 31, 1994 and 1995
 and (unaudited) as of June 30, 1996.................................................................         F-13
Combined Statements of Operations for the years ended December 31, 1993, 1994
 and 1995 and (unaudited) for the six months ended June 30, 1995 and 1996............................         F-14
Combined Statements of Changes in Partners and Shareholders' (Deficit) for
 the years ended December 31, 1993, 1994 and 1995 and (unaudited)
 for the six months ended June 30, 1996..............................................................         F-15
Combined Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and
 (unaudited) for the three months ended June 30, 1995 and 1996.......................................         F-16
Notes to Combined Financial Statements...............................................................         F-17
KAPSON SENIOR QUARTERS CORP. (THE COMPANY)
Report of Independent Accountants....................................................................         F-28
Balance Sheet as of June 10, 1996....................................................................         F-29
Notes to Balance Sheet...............................................................................         F-30
TOWN GATE EAST
Report of Independent Accountants....................................................................         F-33
Balance Sheets as of December 31, 1994 and 1995 and (unaudited) as of March 31, 1996.................         F-34
Statements of Income for the years ended December 31, 1993, 1994 and 1995 and (unaudited) for the
 three months ended March 31, 1995 and 1996..........................................................         F-35
Statements of Changes in Partners' Capital for the years
 ended December 31, 1993, 1994 and 1995 and (unaudited) as of March 31, 1996.........................         F-36
Statements of Cash Flows for the years ended December 31, 1993, 1994 and
 1995 and (unaudited) for the three months ended March 31, 1995 and 1996.............................         F-37
Reconciliation of Net Income to Net Cash Flows from Operating Activities.............................         F-38
Notes to Financial Statements........................................................................         F-39
TOWN GATE MANOR
Report of Independent Auditors.......................................................................         F-43
Balance Sheets as of December 31, 1994 and 1995 and (unaudited) as of March 31, 1996.................         F-44
Statements of Income for the years ended December 31, 1993, 1994 and 1995 and (unaudited) for the
 three months ended March 31, 1996...................................................................         F-45
Statements of Changes in Partners' Capital for the years ended December 31, 1993, 1994 and 1995 and
 (unaudited) for the three months ended March 31, 1996...............................................         F-46
Statements of Cash Flows for the years ended December 31, 1993, 1994 and
 1995 and (unaudited) for the three months ended March 31, 1995 and 1996.............................         F-47
Reconciliation of Net Income to Net Cash Flows from Operating Activity...............................         F-48
Notes to Financial Statements........................................................................         F-49

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION


    At or prior to the consummation of the Offering, the Company will acquire from the Kapson Group (the Predecessor) the following: (i) certain wholly owned entities of the Predecessor that own the entire fee in the land and building underlying six entities (Town Gate Manor and Town Gate East (acquired by the Predecessor on April 1, 1996 for approximately $10,375,000 financed through mortgage notes with an institution at annual interest of 4.25% above U.S. Treasury notes), Senior Quarters at Huntington Station, Senior Quarters at Centereach I, Senior Quarters at Centereach II and Senior Quarters at Stamford);
(ii) certain wholly owned entities of the Predecessor that have a controlling/majority ownership of the fee in the land and building (Senior Quarters at East Northport and Senior Quarters at Chestnut Ridge; (iii) certain wholly owned entities that own a minority interest in certain facilities (Senior Quarters at Jamesburg, Senior Quarters at Glen Riddle and Senior Quarters at Montville). The unaudited pro forma combined condensed financial statements reflect the following: 1) adjustment for the allocation of the purchase price and the historical operations prior to acquisition of Town Gate Manor and Town Gate East based on the estimated fair value of the assets assumed and the related financing in accordance with the purchase method of accounting; 2) additional compensation for senior executives of the Company and additional general and administrative costs of operating as a public company; 3) operating fees to be paid to the Kaplans to operate certain New York facilities; 4) the initial capitalization of the Company and the issuance of approximately 4,150,000 shares of the Company's common stock to the Kaplans for the conveyance of their facilities and interests to the Company; and 5) the sale of a minority interest in Senior Quarters at Chestnut Ridge in April 1996. See "Certain Transactions" elsewhere in this Prospectus.



    The unaudited pro forma combined condensed balance sheet as of June 30, 1996 was prepared as if the Certain Transactions had occurred at that date. The unaudited pro forma statements of operations for the year ended December 31, 1995 and for the six months ended June 30, 1996 were prepared as if the acquisition of Town Gate Manor and Town Gate East, the sale of the 49.9% minority interest in Senior Quarters at Chestnut Ridge and the Certain Transactions had occurred as of January 1, 1995.


    In the opinion of management, all adjustments necessary to present fairly such pro forma financial statements have been made based on the proposed terms and structure of the transactions. The Company anticipates, however, that changes in the composition of the assets to be acquired and liabilities to be assumed will occur due to changes in the ordinary course of business. The Company believes any related change in adjustments will not be material to the pro forma combined condensed financial statements. In addition, the pro forma adjustments relating to the fair value adjustments for the acquisition of Town Gate Manor and Town Gate East are subject to revision when final analyses of such values are completed. In management's opinion, such adjustments are not expected to materially differ from the final fair value adjustments.

    These unaudited pro forma combined condensed financial statements are not necessarily indicative of what actual results would have been had the transactions occurred at the beginning of the respective periods nor do they purport to indicate the results of future operations of the Company. These unaudited pro forma financial statements should be read in conjunction with the accompanying notes, "Certain Transactions", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the audited and unaudited historical financial statements and notes thereto of the Predecessor, Town Gate Manor and Town Gate East included elsewhere in this Prospectus.

                          KAPSON SENIOR QUARTERS CORP.
              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                              AS OF JUNE 30, 1996
                                 (IN THOUSANDS)



                                                                                         PRO FORMA
                                                                         PREDECESSOR    ADJUSTMENTS    PRO FORMA
                                                                        -------------  -------------  ------------
Current Assets:
  Cash and cash equivalents...........................................   $     1,714      34,500(e)    $   36,214
  Accounts receivable.................................................            95                           95
  Prepaid expenses and other current assets...........................           348                          348
                                                                        -------------  -------------  ------------
    Total current assets..............................................         2,157      34,500           36,657
Property and equipment, net...........................................        56,996                       56,996
Facility development costs............................................           187        --                187
Restricted cash.......................................................         2,384        --              2,384
Deferred financing costs, net.........................................         2,139                        2,139
Intangibles...........................................................         3,176                        3,176
Investment in joint ventures..........................................           503                          503
Other assets..........................................................           311                          311
                                                                        -------------  -------------  ------------
    Total assets......................................................   $    67,853   $  34,500       $  102,353
                                                                        -------------  -------------  ------------
                                                                        -------------  -------------  ------------

                           LIABILITIES AND PARTNERS' AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Current portion of long-term debt...................................   $       913        --         $      913
  Accounts payable and accrued expenses...............................         1,998                        1,998
  Accrued interest....................................................           301        --                301
  Due to affiliates...................................................         2,971      (2,971)(d)       --
  Deferred revenue....................................................           318        --                318
                                                                        -------------  -------------  ------------
    Total current liabilities.........................................         6,501      (2,971)           3,530
Long-term debt........................................................        67,816                       67,816
Residential security deposits.........................................         1,573        --              1,573
Deferred interest payable.............................................           176        --                176
Other liabilities.....................................................           602                          602
                                                                        -------------  -------------  ------------
    Total liabilities.................................................        76,668      (2,971)          73,697
                                                                        -------------  -------------  ------------
Minority interest.....................................................         2,292        --              2,292
                                                                        -------------  -------------  ------------
Commitments and contingencies.........................................       --             --             --
Partners' and shareholders' (deficit).................................       (11,107)     11,107(c)        --
Common stock..........................................................       --               77(a)            77
Paid in capital.......................................................       --           26,287(b)        26,287
                                                                        -------------  -------------  ------------
  Total partners' and shareholders' equity (deficit)..................       (11,107)     37,471           26,364
                                                                        -------------  -------------  ------------
    Total liabilities and partners' and shareholders' equity
     (deficit)........................................................   $    67,853   $  34,500       $  102,353
                                                                        -------------  -------------  ------------
                                                                        -------------  -------------  ------------

                          KAPSON SENIOR QUARTERS CORP.
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                            TOWN GATE    TOWN GATE                PRO FORMA
                                            PREDECESSOR       MANOR        EAST      SUBTOTAL    ADJUSTMENTS      PRO FORMA
                                          ---------------  -----------  -----------  ---------  -------------  ----------------
REVENUES:
  Assisted living revenues..............  $   14,275        $   1,407    $   2,146   $  17,828  $    --        $    17,828
  Management fees.......................         443           --           --             443       --                443
  Other -- affiliate....................          45           --           --              45         (45)(a)        --
                                          ---------------  -----------  -----------  ---------  -------------  ----------------
    Total revenues......................      14,763            1,407        2,146      18,316         (45)         18,271
                                          ---------------  -----------  -----------  ---------  -------------  ----------------
OPERATING EXPENSES:
  Assisted living operating expenses....       8,314              854        1,258      10,426         487(b)       10,913
  Management fees.......................        --                  8           11          19         (19)(c)        --
  General and administrative............       1,658               73           96       1,827       1,193(d)        3,020
  Depreciation..........................       1,234               75          136       1,445          (5)(e)       1,440
                                          ---------------  -----------  -----------  ---------  -------------  ----------------
    Total operating expenses............      11,206            1,010        1,501      13,717       1,656          15,373
                                          ---------------  -----------  -----------  ---------  -------------  ----------------
  Operating income (loss)...............       3,557              397          645       4,599      (1,701)          2,898
  Interest income.......................          44           --                4          48       --                 48
  Interest expense......................      (3,732)            (127)        (191)     (4,050)       (778)(f)      (4,828)
  Interest expense -- affiliates........        (204)          --           --            (204)        204(g)         --
  Other income (expense), net...........         (34)               8           (4)        (30)      --                (30)
                                          ---------------  -----------  -----------  ---------  -------------  ----------------
    Income (loss) before minority
     interest...........................        (369)             278          454         363      (2,275)         (1,912)
  Minority interest in net loss of
   combined partnership.................          16           --           --              16         360(i)          376
                                          ---------------  -----------  -----------  ---------  -------------  ----------------
  Net income (loss).....................  $     (353)       $     278    $     454   $     379  $   (1,915)    $    (1,536)
                                          ---------------  -----------  -----------  ---------  -------------  ----------------
                                          ---------------  -----------  -----------  ---------  -------------  ----------------
UNAUDITED PRO FORMA DATA
  Pro forma benefit for income taxes....        --             --           --          --             614(h)          614
                                          ---------------  -----------  -----------  ---------  -------------  ----------------
  Pro forma net income (loss)...........  $     (353)       $     278    $     454   $     379  $   (1,301)    $      (922)
                                          ---------------  -----------  -----------  ---------  -------------  ----------------
                                          ---------------  -----------  -----------  ---------  -------------  ----------------
  Pro forma net loss per common share...  $     (.08)                                                          $      (.20)
                                          ---------------                                                      ----------------
                                          ---------------                                                      ----------------
  Pro forma weighted average number of
   common shares outstanding............       4,631(j)                                                              4,631(j)
                                          ---------------                                                      ----------------
                                          ---------------                                                      ----------------
  Pro forma, as adjusted, net loss per
   share................................                                                                       $      (.12)
                                                                                                               ----------------
                                                                                                               ----------------
  Pro forma, as adjusted, weighted
   average number of common shares
   outstanding..........................                                                                             7,700(k)
                                                                                                               ----------------
                                                                                                               ----------------

                          KAPSON SENIOR QUARTERS CORP.
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                  THREE MONTHS ENDED
                                                                    MARCH 31, 1996
                                                             ----------------------------
                                                               TOWN GATE      TOWN GATE                 PRO FORMA
                                              PREDECESSOR        MANOR          EAST       SUBTOTAL    ADJUSTMENTS      PRO FORMA
                                             --------------  -------------  -------------  ---------  -------------  ---------------
REVENUES:
  Assisted living revenues.................   $   9,529        $     357      $     554    $  10,440  $       --     $     10,440
  Management fees..........................         432           --             --              432       --                 432
  Other -- affiliates......................          23           --             --               23         (23)(a)       --
                                                -------            -----          -----    ---------  -------------  ---------------
    Total revenues.........................       9,984              357            554       10,895         (23)          10,872
                                                -------            -----          -----    ---------  -------------  ---------------
Operating expenses:
  Assisted living operating expenses.......       6,252              264            310        6,826         244(b)         7,070
  Management fees..........................        --                  2              3            5          (5)(c)       --
  General and administrative...............       1,275                9             20        1,304         490(d)         1,794
  Depreciation.............................         912               20             35          967          (3)(e)          964
                                                -------            -----          -----    ---------  -------------  ---------------
    Total operating expenses...............       8,439              295            368        9,102         726            9,828
                                                -------            -----          -----    ---------  -------------  ---------------
  Operating income (loss)..................       1,545               62            186        1,793        (749)           1,044
  Equity in income from joint ventures.....          28           --             --               28       --                  28
  Interest income..........................         104           --                  1          105       --                 105
  Interest expense.........................      (2,844)             (20)           (30)      (2,894)       (224)(f)       (3,118)
  Interest expense -- affiliates...........        (121)          --             --             (121)        121(g)        --
  Other income (expense), net..............          (8)          --             --               (8)      --                  (8)
                                                -------            -----          -----    ---------  -------------  ---------------
    Income (loss) before minority
     interest..............................      (1,296)              42            157       (1,097)       (852)          (1,949)
  Minority interest in net loss of combined
   partnerships............................         371           --             --              371         169(i)           540
                                                -------            -----          -----    ---------  -------------  ---------------
  Net income (loss)........................   $    (925)       $      42      $     157    $    (726) $     (683)    $     (1,409)
                                                -------            -----          -----    ---------  -------------  ---------------
                                                -------            -----          -----    ---------  -------------  ---------------
UNAUDITED PRO FORMA DATA:
  Pro forma benefit for income taxes.......        --             --             --           --             564(h)           564
                                                -------            -----          -----    ---------  -------------  ---------------
  Pro forma net income (loss)..............   $    (925)       $      42      $     157    $    (726) $     (119)    $       (845)
                                                -------            -----          -----    ---------  -------------  ---------------
                                                -------            -----          -----    ---------  -------------  ---------------
  Pro forma net loss per common share......   $    (.20)                                                             $       (.18)
                                                -------                                                              ---------------
                                                -------                                                              ---------------
  Pro forma weighted average number of
   common shares outstanding...............       4,631(j)                                                                  4,631(j)
                                                -------                                                              ---------------
                                                -------                                                              ---------------
  Pro forma, as adjusted, net loss per
   share...................................                                                                          $       (.11)
                                                                                                                     ---------------
                                                                                                                     ---------------
  Pro forma, as adjusted, weighted average
   number of common shares outstanding.....                                                                                 7,700(k)
                                                                                                                     ---------------
                                                                                                                     ---------------

                          KAPSON SENIOR QUARTERS CORP.
         NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                              AS OF JUNE 30, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



(a) COMMON STOCK:



    Issuance of 3,550,000, shares of common stock $.01 par value pursuant to the
     initial public offering......................................................         36
    Issuance of 4,150,000, shares of common stock $.01 par value to the Kaplans in
     consideration for their contribution of facilities and interests therein.....         41
                                                                                    ---------
                                                                                    $      77
                                                                                    ---------
                                                                                    ---------
(b) PAID IN CAPITAL:
    Issuance of 3,550,000, shares of common stock $.01 par value pursuant to the initial public offering at an assumed offering price of $13 per share........  $  46,114
    Issuance of 4,150,000, shares of common stock $.01 par value to the Kaplans in
     consideration for their contribution of facilities, and interests therein....        (41)
    Carry over of historical cost basis of the net assets of the facilities of the
     Predecessor..................................................................    (11,107)
    Estimated costs of the offering ($2,200) and underwriters discount ($3,200)...     (5,400)
    Assumption by the Kaplans of amounts due to affiliates of the Predecessor that
     will not be obligations of the Company.......................................      2,971
    Distributions payable to the Kaplans to be paid from the proceeds of the
     Offering which will be used primarily to satisfy (i) the tax liabilities of the Kaplans expected to be incurred pertaining to the transfer of the
     Predecessor interests in the facilities to the Company ($6,000) and (ii) real estate transfer taxes arising out of the transaction estimated to be
     approximately ($250).........................................................     (6,250)
                                                                                    ---------
                                                                                    $  26,287
                                                                                    ---------
                                                                                    ---------

                          KAPSON SENIOR QUARTERS CORP.
         NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                              AS OF JUNE 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



(c) PARTNERS' AND SHAREHOLDERS' (DEFICIT):



Elimination of historical partners' and shareholders' (deficit) of the facilities of the Predecessor................................................  $  11,107
                                                                                ---------
                                                                                ---------



(d) DUE TO AFFILIATES:



Assumption by the Kaplans of amounts due to affiliates of the Predecessor that will not be obligations of the Company.......................................  $  (2,971)
                                                                                ---------
                                                                                ---------



(e) CASH:



Gross proceeds from offering..................................................  $  46,150
Less: estimated cost of the offering ($2,200) and Underwriters Discount
 ($3,200).....................................................................     (5,400)
Distributions payable to the Kaplans to be paid from the proceeds of the
 Offering which will be used primarily to satisfy (i) the tax liabilities of the Kaplans expected to be incurred pertaining to the transfer of the
 Predecessor interests in the facilities to the Company ($6,000) and (ii) real estate transfer taxes arising out of the transaction estimated to be
 approximately ($250).........................................................     (6,250)
                                                                                ---------
                                                                                $  34,500
                                                                                ---------
                                                                                ---------

                          KAPSON SENIOR QUARTERS CORP.
    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(a) Other -- affiliates:

Elimination of revenue from affiliates for services performed by the
 Predecessor which will not be continued by the Company........................  $     (45)
                                                                                 ---------
                                                                                 ---------

(b) Assisted living operating expenses:

Reduction in historical owners'/administrators' salary and consulting fees of
 Town Gate Manor and Town Gate East ($133) offset by compensation to be
 incurred under new employment contracts ($120)................................  $     (13)
Operating fees to be incurred by the Company under new operating agreements
 (3.5%, of respective revenues, net), (Senior Quarters at Huntington Station,
 Senior Quarters at Centereach I, Senior Quarters at Centereach II, Senior
 Quarters at Chesnut Ridge, Town Gate Manor and Town Gate East)................        500
                                                                                 ---------
                                                                                 $     487
                                                                                 ---------
                                                                                 ---------

(c) Management fee expense:

Elimination of historical management fees paid by Town Gate Manor and Town Gate
 East which will not be incurred by the Company................................  $     (19)
                                                                                 ---------
                                                                                 ---------

(d) General and administrative:

Incremental increase in salaries and related benefits associated with new employment contracts entered into with the former owners/partners of the
 Predecessor who will become the senior officers of the Company....................  $     413
Estimated additional administrative and financial reporting expenses which would have been incurred by the Company had it been operating as a public company during the period:
  Salaries and wages....................................................  $     250
  Directors' and officer's insurance and fees...........................        100
  Legal and accounting..................................................        140
  Other.................................................................         50        540
                                                                          ---------
Amortization of goodwill ($2,903) associated with the acquisition of Town Gate
 Manor and Town Gate East on a straight line basis over fifteen years..............        194
Amortization of non-compete agreements ($322) associated with the acquisition of
 Town Gate Manor and Town Gate East on a straight line basis over seven years, the
 life of the agreements............................................................         46
                                                                                     ---------
                                                                                     $   1,193
                                                                                     ---------
                                                                                     ---------

(e) Depreciation and amortization:

Adjustment to historical depreciation of buildings and furniture and fixtures associated with Town Gate Manor and Town Gate East, based upon fair value of
 the acquired assets and increase in depreciable lives.........................  $      (5)
                                                                                 ---------
                                                                                 ---------

                          KAPSON SENIOR QUARTERS CORP.
    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                FOR THE YEAR ENDED DECEMBER 31, 1995 (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(f)  Interest expense:


Interest expense associated with the acquisition of Town Gate Manor and Town
 Gate East ($10,375 of debt incurred at 4.25% above the 10 year Treasury rate,
 10.56% at date of acquisition) ($1,096), net of elimination of historical interest expense incurred on debt not assumed by the Predecessor nor the
 Company ($318).................................................................  $    (778)
                                                                                  ---------
                                                                                  ---------


(g) Interest income -- affiliates:

Elimination of interest expense on amounts due ($3,206) to affiliates not being
 assumed by the Company.........................................................  $     204
                                                                                  ---------
                                                                                  ---------

(h) Benefit for income taxes:


The Predecessor and the entities that operated Town Gate Manor and Town Gate
 East prior to acquisition were not taxable entities. This adjustment provides pro forma benefit for income taxes at a 40% effective rate. The pro forma effect of recognizing the deferred tax liability resulting from the change in
 tax status effective January 1, 1995 is $2,750.................................  $     614
                                                                                  ---------
                                                                                  ---------



           To record the 49.9% minority interest in the loss of Senior Quarters at Chestnut
(i)         Ridge..........................................................................  $     360
                                                                                             ---------
                                                                                             ---------



(j)        Pro forma net loss per share is based upon the pro forma weighted             4,631Shares
            average number of common shares issued in the exchange (4,150) plus the number of shares issued at the assumed initial offering price of $13 necessary to pay the $6,250 distribution to the Kaplans (481)..........
                                                                                       -------
                                                                                       -------
(k)        Pro forma, as adjusted, net loss per share is based upon the pro forma,       7,700Shares
            as adjusted, weighted average number of common shares issued in the exchange (4,150) plus the issuance of all 3,550 shares in the initial offering...............................................................
                                                                                       -------
                                                                                       -------

                          KAPSON SENIOR QUARTERS CORP.
    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



(a) Other -- affiliates:



Elimination of revenue from affiliates for services performed by the Predecessor
 which will not be continued by the Company......................................  $     (23)
                                                                                   ---------
                                                                                   ---------



(b) Assisted living operating expenses:



Reduction in historical owners'/administrators' salary and consulting fees of
 Town Gate East Town Gate Manor ($34) offset by compensation to be incurred the
 period prior to its acquisition ($30)...........................................  $      (4)
Operating fees to be incurred by the Company under new operating agreements (3.5%
 of the respective revenues, net) (Senior Quarters at Huntington Station, Senior
 Quarters at Centereach I, Senior Quarters at Centereach II, Senior Quarters at
 Chestnut Ridge, Senior Quarters at East Northport Town Gate Manor and Town Gate
 East)...........................................................................  $     248
                                                                                   ---------
                                                                                   $     244
                                                                                   ---------
                                                                                   ---------



(c)  Elimination of historical management fees paid by Town Gate East and Town Gate
     Manor which will not be included by the Company.................................         (5)
                                                                                       ---------
                                                                                       ---------



(d) General and administrative:



Incremental increase in salaries and related benefits associated with new employment contracts entered into with the former owners/partners of the Predecessor, who will
 become the senior officers of the Company...........................................  $     161
Estimated additional administrative and financial reporting expenses which would have been incurred by the Company had it been operating as a public company during the period:
  Salaries and wages......................................................  $     125
  Directors' and officer's insurance and fees.............................         50
  Legal and accounting....................................................         70
  Other...................................................................         25        270
                                                                            ---------
Amortization of goodwill ($2,903) associated with the acquisition of Town Gate Manor and Town Gate East on a straight line basis over fifteen years for the period prior
 to its acquisition..................................................................         48
Amortization of non-compete agreements ($322) associated with the acquisition of Town
 Gate Manor and Town Gate East on a straight line basis over seven years, the life of
 the agreements for the period prior to its acquisition..............................         11
                                                                                       ---------
                                                                                       $     490
                                                                                       ---------
                                                                                       ---------


(e) Depreciation and amortization:


Depreciation of buildings and furniture and fixtures associated with Town Gate
 Manor and Town Gate East, based upon fair value of the acquired assets for the
 period prior to its acquisition.................................................  $      (3)
                                                                                   ---------
                                                                                   ---------

                          KAPSON SENIOR QUARTERS CORP.
    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
               FOR THE SIX MONTHS ENDED JUNE 30, 1996 (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


(f)  Interest expense:


Interest expense associated with the acquisition of Town Gate Manor and Town
 Gate East ($10,375 of debt incurred at 4.25% above the 10 year Treasury rate,
 10.56% at date of acquisition) for the period prior to its acquisition ($274), net of elimination of historical interest expense incurred on debt of these
 entities not assumed by the Predecessor nor the Company ($50)..................  $    (224)
                                                                                  ---------
                                                                                  ---------


(g) Interest income -- affiliates:


Elimination of interest expense on amounts due to affiliates ($2,971) not being
 assumed by the Company.........................................................  $     121
                                                                                  ---------
                                                                                  ---------


(h) Benefit for income taxes:


The Predecessor was not a taxable entity. This adjustment provides pro forma
 benefit for income taxes at a 40% effective rate...............................  $     564
                                                                                  ---------
                                                                                  ---------



(i)        To record the 49.9% minority interest on the net loss of Senior Quarters at      $     169
            Chestnut Ridge for the period prior to the sale of such interest in April
            1996..........................................................................
                                                                                            ---------
                                                                                            ---------



(j)        Pro forma net loss per share is based upon the pro forma weighted             4,631Shares
            average number of common shares issued in the exchange (4,150) plus the number of shares issued at the assumed offering price of $13 necessary to pay the $6,250 distribution to the Kaplans (481)....................
                                                                                       -------
                                                                                       -------
(k)        Pro forma, as adjusted, net loss per share is based upon the pro forma,       7,700Shares
            as adjusted, weighted average number of common shares issued in the exchange (4,150) plus the issuance of all 3,550 shares in the initial offering...............................................................
                                                                                       -------
                                                                                       -------

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Partners of
 The Kapson Group:

    We have audited the accompanying combined balance sheets of The Kapson Group (the Predecessor) as of December 31, 1994 and 1995, and the related combined statements of operations, changes in partners' and shareholders' (deficit) and cash flows for each of the years in the three year period ended December 31, 1995. These financial statements are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of The Kapson Group as of December 31, 1994 and 1995, and the combined results of its operations and its cash flows for each of the years in the three year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.
NEW YORK, NEW YORK
JUNE 7, 1996

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
                            COMBINED BALANCE SHEETS
                                     ASSETS


                                                         DECEMBER 31,
                                                ------------------------------
                                                     1994            1995
                                                --------------  --------------   JUNE 30, 1996    PROFORMA JUNE
                                                                                ---------------     30, 1996
                                                                                  (UNAUDITED)    ---------------
                                                                                                    (NOTE 2)
                                                                                                   (UNAUDITED)
Current assets
  Cash and cash equivalents...................  $    1,886,634  $    3,392,318  $     1,714,172  $     1,714,172
  Accounts receivable.........................          28,441          77,837           95,000           95,000
  Prepaid expenses and other current assets...         219,895         270,317          348,365          348,365
                                                --------------  --------------  ---------------  ---------------
    Total current assets......................       2,134,970       3,740,472        2,157,537        2,157,537
Property and equipment, net...................      23,563,033      29,445,121       56,995,793       56,995,793
Facility development costs....................       5,627,426      16,374,566          186,558          186,558
Restricted cash...............................       1,503,834       2,592,185        2,383,680        2,383,680
Deferred financing costs, net.................       1,421,073       2,082,285        2,139,091        2,139,091
Intangibles...................................        --              --              3,175,662        3,175,662
Investment in joint ventures..................                                          502,938          502,938
Other assets..................................          44,019         172,163          311,654          311,654
                                                --------------  --------------  ---------------  ---------------
    Total assets..............................  $   34,294,355  $   54,406,792  $    67,852,913  $    67,852,913
                                                --------------  --------------  ---------------  ---------------
                                                --------------  --------------  ---------------  ---------------

                             LIABILITIES AND PARTNERS' AND SHAREHOLDERS' (DEFICIT)
Current liabilities
  Current portion of long-term debt...........  $   15,000,000  $      245,867  $       913,047  $       913,047
  Accounts payable and accrued expenses.......       1,257,548       3,219,472        1,997,775        1,997,775
  Accrued interest............................         261,873         363,198          300,842          300,842
  Due to affiliates...........................       3,149,802       3,300,450        2,971,114        2,971,114
  Deferred revenue............................         177,713         207,564          318,535          318,535
  Pro forma distribution to partners and
   shareholders...............................        --              --              --               6,250,000
                                                --------------  --------------  ---------------  ---------------
    Total current liabilities.................      19,846,936       7,336,551        6,501,313       12,751,313
Long-term debt................................      20,461,411      53,807,880       67,815,513       67,815,513
Resident security deposits....................       1,199,032       1,278,147        1,573,192        1,573,192
Deferred interest payable.....................          47,500         105,200          175,500          175,500
Construction retainage payable................        --               227,200          602,322          602,322
                                                --------------  --------------  ---------------  ---------------
    Total liabilities.........................      41,554,879      62,754,978       76,667,840       82,917,840
                                                --------------  --------------  ---------------  ---------------
Minority interest.............................       1,479,116       1,463,271        2,292,575        2,292,575
                                                --------------  --------------  ---------------  ---------------
Commitments and contingencies (Note 8)
Partners' and shareholders' (deficit).........      (8,739,640)     (9,811,457)     (11,107,502)     (17,357,502)
                                                --------------  --------------  ---------------  ---------------
    Total liabilities and partners' and
     shareholders' (deficit)..................  $   34,294,355  $   54,406,792  $    67,852,913  $    67,852,913
                                                --------------  --------------  ---------------  ---------------
                                                --------------  --------------  ---------------  ---------------


    The accompanying notes are an integral part of these combined financial statements.

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
                       COMBINED STATEMENTS OF OPERATIONS


                                                                                                   SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,                     ENDED JUNE 30,
                                          ----------------------------------------------  -----------------------------
                                               1993            1994            1995           1995            1996
                                          --------------  --------------  --------------  -------------  --------------
                                                                                                   (UNAUDITED)
Revenues:
  Assisted living revenues..............  $   12,628,697  $   13,349,033  $   14,275,484  $   7,024,189  $    9,528,925
  Management fees.......................         247,750         347,839         442,825        209,061         432,135
  Other -- affiliates...................         111,701          57,530          45,065         22,533          22,500
                                          --------------  --------------  --------------  -------------  --------------
    Total revenues......................      12,988,148      13,754,402      14,763,374      7,255,783       9,983,560
                                          --------------  --------------  --------------  -------------  --------------
Operating expenses:
  Assisted living operating expenses....       7,591,122       7,836,765       8,314,372      3,931,327       6,251,739
  General and administrative............         727,009       1,141,735       1,658,658        730,009       1,275,647
  Depreciation..........................       1,188,134       1,180,418       1,233,843        575,689         911,703
                                          --------------  --------------  --------------  -------------  --------------
    Total operating expenses............       9,506,265      10,158,918      11,206,873      5,237,025       8,439,089
                                          --------------  --------------  --------------  -------------  --------------
Operating income........................       3,481,883       3,595,484       3,556,501      2,018,758       1,544,471
Equity in income from joint ventures....        --              --              --             --                27,938
Interest income.........................          12,555           8,693          44,234         21,328         104,061
Interest expense........................      (3,417,046)     (3,288,107)     (3,732,309)    (1,655,283)     (2,844,142)
Interest expense -- affiliates..........        (136,726)       (207,956)       (203,487)      (104,620)       (120,698)
Other income (expense), net.............          (9,610)         (1,070)        (34,065)         1,071          (7,822)
                                          --------------  --------------  --------------  -------------  --------------
  Income (loss) before minority interest
   and extraordinary item...............         (68,944)        107,044        (369,126)       281,254      (1,296,192)
  Minority interest in net loss of
   combined partnerships................        --              --                15,845       --               370,696
                                          --------------  --------------  --------------  -------------  --------------
  Income (loss) before extraordinary
   item.................................         (68,944)        107,044        (353,281)       281,254        (925,496)
  Extraordinary item -- forgiveness of
   debt.................................        --             4,398,672        --             --              --
                                          --------------  --------------  --------------  -------------  --------------
  Net income (loss).....................  $      (68,944) $    4,505,716  $     (353,281) $     281,254  $     (925,496)
                                          --------------  --------------  --------------  -------------  --------------
                                          --------------  --------------  --------------  -------------  --------------
Unaudited pro forma data (2):
  Net income (loss).....................  $      (68,944) $    4,505,716  $     (353,281) $     281,254  $     (925,496)
  Pro forma benefit (provision) for
   income taxes.........................          27,578      (1,802,286)        141,312       (112,502)        370,198
                                          --------------  --------------  --------------  -------------  --------------
Pro forma net income (loss).............  $      (41,366) $    2,703,430  $     (211,969) $     168,752  $     (555,298)
                                          --------------  --------------  --------------  -------------  --------------
                                          --------------  --------------  --------------  -------------  --------------
Pro forma net loss per share (2)........        --              --        $         (.05)      --        $         (.12)
                                          --------------  --------------  --------------  -------------  --------------
                                          --------------  --------------  --------------  -------------  --------------
Pro forma weighted average number of
 common shares outstanding (2)..........        --              --             4,630,769       --             4,630,769
                                          --------------  --------------  --------------  -------------  --------------
                                          --------------  --------------  --------------  -------------  --------------


    The accompanying notes are an integral part of these combined financial statements.

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
    COMBINED STATEMENTS OF CHANGES IN PARTNERS' AND SHAREHOLDERS' (DEFICIT)


Partners' and shareholders' (deficit), December 31, 1992......................  $(11,704,039)
  Distributions...............................................................      (551,974)
  Net loss....................................................................       (68,944)
                                                                                ------------
Partners' and shareholders' (deficit), December 31, 1993......................   (12,324,957)
  Distributions...............................................................      (920,399)
  Net income..................................................................     4,505,716
                                                                                ------------
Partners' and shareholders' (deficit), December 31, 1994......................    (8,739,640)
  Distributions...............................................................      (718,536)
  Net income..................................................................      (353,281)
                                                                                ------------
Partners' and shareholders' (deficit), December 31, 1995......................    (9,811,457)
  Distributions (unaudited)...................................................      (370,549)
  Net loss (unaudited)........................................................      (925,496)
                                                                                ------------
Partners' and shareholders' (deficit), June 30, 1996 (unaudited)..............  $(11,107,502)
                                                                                ------------
                                                                                ------------


    The accompanying notes are an integral part of these combined financial statements.

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
                        COMBINED STATEMENTS OF CASH FLOW


                                                                                              SIX MONTHS
                                                       YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                                                -------------------------------------  ------------------------
                                                   1993        1994          1995         1995         1996
                                                ----------  -----------  ------------  -----------  -----------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...........................  $  (68,944) $ 4,505,716  $   (353,281) $   281,254  $  (925,496)
  Adjustments to reconcile net income (loss)
   to net cash provided by (used in) operating
   activities:
    Depreciation..............................   1,188,134    1,180,418     1,233,843      575,689      911,703
    Amortization of deferred financing costs
     and intangibles..........................     104,581      216,867       226,456       73,444      218,131
    Extraordinary item........................      --       (4,398,672)      --                --      --
    Minority interest in income of
     partnership, net.........................      --          --            (15,845)          --     (370,696)
    Equity in income from investment in joint
     ventures.................................      --          --            --                --      (27,938)
    Changes in other assets and liabilities
     (Excluding the effect of acquired
     facilities):
      Accounts receivable.....................      16,695      (10,729)      (49,396)     (36,240)     (17,163)
      Prepaid expenses and other current
       assets.................................      33,312      (29,297)      (50,422)    (751,415)      17,453
      Restricted cash -- resident security
       deposits...............................      --         (249,637)      (19,336)     (29,426)     (20,161)
      Other assets............................      78,811      (23,620)     (128,144)     (61,965)     (55,495)
      Accounts payable and accrued expenses...    (805,503)     230,555     1,961,924      320,526   (1,221,697)
      Accrued interest........................     811,787      155,937       101,325      102,734      (62,356)
      Resident security deposits..............     520,620      122,845        79,115      (81,903)     295,045
      Deferred interest payable...............      --           47,500        57,700       25,000       70,300
      Deferred revenue........................     (28,602)     (50,364)       29,851       95,072      110,971
                                                ----------  -----------  ------------  -----------  -----------
        Net cash provided by (used in)
         operating activities.................   1,850,891    1,697,519     3,073,790      512,770   (1,077,399)
                                                ----------  -----------  ------------  -----------  -----------
Cash flows from investing activities:
  Acquisition of facilities (net of cash
   assumed of $518,000) (Note 5)..............      --          --            --                --   (9,856,250)
  (Increase) decrease in restricted mortgage
   escrow funds...............................     (32,269)  (1,221,928)   (1,069,015)    (332,759)     228,666
  Investment in joint venture (Note 5)........      --          --            --                --     (475,000)
  Purchases and development of property and
   equipment..................................    (472,324)    (724,971)  (16,530,708)  (7,855,017)  (5,477,242)
  Sale of minority interests in combined
   partnerships (Note 5)......................      --        1,479,116       --           --         1,200,000
                                                ----------  -----------  ------------  -----------  -----------
        Net cash used in investing
         activities...........................    (504,593)    (467,783)  (17,599,723)  (8,187,776) (14,379,826)
                                                ----------  -----------  ------------  -----------  -----------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt....      --        1,907,136    17,565,212    8,004,886   15,120,073
  Principal payments on long-term debt........    (309,377)    (370,939)      (78,039)     (29,855)    (445,260)
  Deferred financing costs....................     (89,875)  (1,481,980)     (887,668)     (34,164)    (120,849)
  Due to affiliates...........................     (11,956)     204,920       150,648      (98,260)    (404,336)
  Distributions to partners and
   shareholders...............................    (551,974)    (920,399)     (718,536)    (384,381)    (370,549)
                                                ----------  -----------  ------------  -----------  -----------
        Net cash provided by (used in)
         financing activities.................    (963,182)    (661,262)   16,031,617    7,458,226   13,779,079
                                                ----------  -----------  ------------  -----------  -----------
        Net increase (decrease) in cash and
         cash equivalents.....................     383,116      568,474     1,505,684     (216,780)  (1,678,146)
Cash and cash equivalents, beginning of
 period.......................................     935,044    1,318,160     1,886,634    1,886,634    3,392,318
                                                ----------  -----------  ------------  -----------  -----------
Cash and cash equivalents, end of period......  $1,318,160  $ 1,886,634  $  3,392,318  $ 1,669,854  $ 1,714,172
                                                ----------  -----------  ------------  -----------  -----------
                                                ----------  -----------  ------------  -----------  -----------
Cash, paid for interest.......................  $2,499,433  $ 3,036,255  $  3,400,592  $ 1,454,103  $ 2,647,067
                                                ----------  -----------  ------------  -----------  -----------
                                                ----------  -----------  ------------  -----------  -----------


    The accompanying notes are an integral part of these combined financial statements.

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
                     NOTES TO COMBINED FINANCIAL STATEMENTS
          (INFORMATION RELATED TO INTERIM DATA AS OF JUNE 30, 1996 AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)


1.  OPERATIONS:


    The Kapson Group (the Predecessor) represents a combination of the businesses of Sub Chapter S corporations, Partnerships or Limited Liability Companies which own, as of December 31, 1995, five assisted living facilities, additional facilities under development (including joint venture interests), an entity that provides facility management services to unrelated entities and an entity that provides administrative support to the Predecessor entities and Kapson Senior Quarters Corp. (the "Company") a non operating entity formed on June 7, 1996 to acquire the interest in the Predecessor.



    The Predecessor develops, owns, operates, and manages assisted living facilities for senior citizens. As discussed in Note 8, the businesses of the Predecessor will be acquired by the Company at or prior to the consummation of an initial public offering (the "Offering") by the Company.


    The assisted living facilities owned and operated by the Predecessor are as follows:


               FACILITY                                  ENTITY                          FORM             %
- ---------------------------------------  ---------------------------------------  ------------------  ---------
WHOLLY AND MAJORITY OWNED
Senior Quarters at Stamford              Kapson Stamford Corp.                    Sub Chapter S             100
Senior Quarters at Huntington Station    Commco Management Associates, Inc.       Sub Chapter S             100
Senior Quarters at Centereach I          HK Associates                            General
                                                                                   Partnership              100
Senior Quarters at Centereach II         KapShore Development Corp.               Sub Chapter S             100
*Town Gate East                          Kapson Rochester East, LLC               Limited Liability
                                                                                   Company                  100
*Town Gate Manor                         Kapson Rochester Manor, LLC              Limited Liability
                                                                                   Company                  100
*Senior Quarters at Chestnut Ridge       Chestnut Ridge Development LLC           Limited Liability
                                                                                   Company                   50
Senior Quarters at East Northport        Larkfield Garden Associates L.P.         Limited
                                                                                   Partnership               50
MINORITY OWNED JOINT VENTURES
(under development)
Senior Quarters at Jamesburg             Kapson Jamesburg Development LLC         Limited Liability
                                                                                   Company                   11
Senior Quarters at Glen Riddle           Kapson Glen Riddle Development LLC       Limited
                                                                                   Partnership               10
*Senior Quarters at Montville            Kapson Montville                         Limited
                                          Development LLC                          Partnership            23.75


- ------------------------

*Ownership percentages were acquired or sold in April 1996 (See Note 5)

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION RELATED TO INTERIM DATA AS OF JUNE 30, 1996 AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    BASIS OF PRESENTATION

    The accompanying combined financial statements include the assets, liabilities and operations associated with the wholly and majority owned entities listed above. Since the facilities have ownership and management interests in common, the assets and liabilities are reflected at historical cost. Investments in minority owned joint ventures are accounted for on the equity method. All significant intercompany accounts and transactions have been eliminated in combination. Minority interest represents the net equity attributable to non-affiliated investors that is not owned by the Predecessor.

    ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUES

    Assisted living revenues are recorded when services are rendered and consist of resident fees for basic housing, support services and fees associated with additional services such as personalized health and support services. Additionally, the Predecessor performs services for other assisted living facilities and real estate investments. Such fees are recorded when the respective services are rendered.

    CLASSIFICATION OF EXPENSES

    All expenses incurred by the Predecessor (except interest, depreciation and general and administrative costs) are classified as assisted living operating expenses. All expenses (except interest, depreciation, and assisted living operating expenses) associated with corporate or support functions are classified as general and administrative expense.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost with depreciation being provided over the assets' estimated useful lives using the straight-line method as follows:

Buildings and improvements......................................         35      years
Furniture and equipment.........................................       7-10      years

    Interest incurred during construction periods is capitalized as part of the building costs. Maintenance and repairs are expensed as incurred; renewals and improvements are capitalized. Upon disposal of property and equipment subject to depreciation, the related costs and accumulated depreciation are removed and resulting gains and losses are reflected in operations.

    If there is an event or a change in circumstances that indicates that the basis of the Predecessor's long-lived assets may not be recoverable, the Predecessor's policy is to assess any impairment in value by making a comparison of the current and projected operating cash flows of the asset over its remaining useful life, on an undiscounted basis, to the carrying amount of the asset. Such carrying amounts would be adjusted, if necessary, to reflect an impairment in the value of the assets.

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION RELATED TO INTERIM DATA AS OF JUNE 30, 1996 AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    FACILITY DEVELOPMENT COSTS

    Facility development costs include direct costs related to development and construction of facilities. When a project is completed, it is transferred to property and equipment. If a project is abandoned, any costs previously capitalized would be expensed.

    DEFERRED FINANCING COSTS


    Deferred financing costs are amortized to interest expense over the term of the related debt using the interest method. Accumulated amortization was $403,400, $74,400 and $263,500 at December 31, 1994 and 1995 and
    June 30, 1996, respectively.


    INCOME TAXES

    The businesses comprising the Predecessor have elected to be taxed as either S Corporations, Partnerships or Limited Liability Companies pursuant to the provisions of the Internal Revenue Code and, as such, are not subject to federal or state income taxes because their taxable income or loss accrues to individual shareholders, partners or members respectively.

    RESTRICTED CASH


    Included in restricted cash are certain resident security deposits and escrowed funds in connection with mortgage notes that the Predecessor cannot use in operating activities.


    CASH EQUIVALENTS

    The Predecessor considers all investments purchased with original maturities of three months or less at acquisition to be a cash equivalent.


    INTANGIBLE ASSETS



    Intangible assets consists of goodwill ($2,883,000 net at June 30, 1996) which is the excess of the purchase price over the net assets of acquired facilities which is being amortized on the straight-line method over 15 years, and a covenant not to compete ($293,000 net at June 30, 1996) which is being amortized on a straight-line basis over 7 years.



    If there is an event or change in circumstances that indicates that the basis of the Predecessor's long-lived intangibles may not be recoverable, the Predecessor's policy is to assess any impairment in value by making a comparison of the current and projected operating costs flows of the facility for which the intangible relates over its remaining useful life, on an undiscounted basis, to the carrying amount of the intangible. Such carrying amounts would be adjusted, if necessary, to reflect an impairment in value of the intangible.


    PRE-OPENING COSTS

    Costs incurred in connection with preparing facility units for initial rental are expensed as incurred.

    INTERIM FINANCIAL DATA (UNAUDITED)


    The interim financial data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited; however, in the opinion of management, such interim data includes all

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION RELATED TO INTERIM DATA AS OF JUNE 30, 1996 AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined financial position and the combined results of operations and cash flows for the periods.

    RECENT ACCOUNTING PRONOUNCEMENTS

    The Predecessor is not aware of any current accounting pronouncements that require future adoption that will materially affect the combined financial condition or combined results of operations of the Predecessor.

    PRO FORMA PRESENTATION (UNAUDITED)


    Certain entities that comprise the Predecessor intend on declaring, upon successful completion of the Offering by the Company, final distributions to their respective shareholders and partners in the aggregate of $6,250,000. These distributions will be funded through proceeds of the Offering and will be used primarily to satisfy (i) the tax liabilities of the Kaplans expected to be incurred pertaining to the transfer of the Predecessor interests in the facilities to the Company ($6,000,000) and (ii) real estate transfer taxes arising out of the transaction expected to be approximately $(250,000).



    The pro forma net loss per share for the six months ended June 30, 1996 and the year ended December 31, 1995 were determined based upon the number of shares of common stock assumed to be issued by the Company in the initial public offering to fund the $6,250,000 distribution based on an assumed offering price of $13 per share (480,769) and the issuance of the 4,150,000 shares of common stock to the Kaplans in the exchange.


    The pro forma benefit (provision) for income taxes for the Predecessor is based on the historical combined financial data of the Predecessor as if the entities comprising the Predecessor had operated as taxable corporations for all periods presented and is recorded at the statutory rate in effect during the period (40%).

3.  PROPERTY AND EQUIPMENT:
    Property and equipment are stated at cost and consist of the following:


                                                       DECEMBER 31,
                                              ------------------------------
                                                   1994            1995
                                              --------------  --------------     JUNE 30
                                                                              --------------
                                                                                   1996
                                                                              --------------
                                                                               (UNAUDITED)
Land........................................  $    1,419,119  $    1,959,514  $    2,450,644
Buildings and improvements..................      23,756,891      29,728,334      56,432,449
Furniture and equipment.....................       5,927,952       6,396,074       7,628,983
                                              --------------  --------------  --------------
                                                  31,103,962      38,083,922      66,512,076
Less, accumulated depreciation..............       7,540,929       8,638,801       9,516,283
                                              --------------  --------------  --------------
Property and equipment, net.................  $   23,563,033  $   29,445,121  $   56,995,793
                                              --------------  --------------  --------------
                                              --------------  --------------  --------------


    The Predecessor's land and buildings and certain furniture and equipment serve as collateral for long-term debt.

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION RELATED TO INTERIM DATA AS OF JUNE 30, 1996 AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)


3.  PROPERTY AND EQUIPMENT: (CONTINUED)

    Interest costs capitalized during development approximated $634,000, $--, $--, $263,000, and $1,105,000, for the six months ended June 30,
    1995 and 1996 and the years ended December 31, 1993, 1994 and 1995, respectively.


4.  INVESTMENTS IN JOINT VENTURES:


    At December 31, 1995, the Predecessor had an 11% general partnership interest in a limited partnership (Senior Quarters at Glen Riddle) and a 10% interest in a limited liability company (Senior Quarters at Jamesburg). The Predecessor did not have operational control of either facility. The joint venture agreements provide the Predecessor's joint venture partners with preference distributions on their initial capital contributions and provisions for a return of capital before any distribution can be made to the Predecessor. Senior Quarters at Glen Riddle and Senior Quarters at Jamesburg, which will commence operations during 1996, are currently under development. Summarized financial information for these joint ventures is as follows:



                                                                                 DECEMBER 31,
                                                                                     1995
                                                                                --------------
Assets
  Land........................................................................  $    1,511,423
  Construction in progress....................................................       6,340,604
  Restricted investments......................................................      20,884,931
  Other assets................................................................       1,344,308
                                                                                --------------
                                                                                $   30,081,266
                                                                                --------------
                                                                                --------------
Liabilities and partners' capital:
  Bonds payable...............................................................  $   25,585,142
  Other liabilities...........................................................       1,267,067
  Partners'/members' capital..................................................       3,229,057
                                                                                --------------
                                                                                $   30,081,266
                                                                                --------------
                                                                                --------------



    Effective April 1, 1996 the Predecessor purchased for $475,000 a 23.75% interest in a limited partnership (Senior Quarters at Montville) (Note
    5)



5.  ACQUISITIONS AND DISPOSITIONS (UNAUDITED)



    ACQUISITIONS:



    On April 1, 1996 the Predecessor purchased two assisted living facilities (Town Gate Manor and Town Gate East) for approximately $10,375,020 which it fully funded through mortgage notes under the Credit Facility (Notes 6 and 7). The Predecessor has accounted for this acquisition under the purchase method. Under the purchase method the purchase price is allocated to the assets acquired and liabilities assumed based upon their relative fair value with the excess of

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION RELATED TO INTERIM DATA AS OF JUNE 30, 1996 AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)



5.  ACQUISITIONS AND DISPOSITIONS (UNAUDITED) (CONTINUED)


    the purchase price over the fair value of the net assets acquired recorded as goodwill. The preliminary allocation of the purchase price, which in management's opinion is not expected to materially differ from the final fair value valuation adjustments of the net assets acquired is:



Cash..........................................................  $   518,000
Property and equipment........................................    6,422,000
Goodwill......................................................    2,903,000
Covenant not to compete.......................................      323,000
Other assets..................................................      290,000
Other liabilities.............................................      (81,000)
                                                                -----------
Purchase price................................................  $10,375,000
                                                                -----------
                                                                -----------



    The Predecessor also purchased subsequent to December 31, 1995 for $475,000 in cash, a 23.75% interest in an assisted living facility joint venture. The Predecessor is accounting for this investment in joint venture under the equity method of accounting.



    DISPOSITIONS:



    Subsequent to year end, the Predecessor sold a 49.9% interest in its Senior Quarters at Chestnut Ridge facility to an unrelated party for $1,200,000. Since the Predecessor has retained operational and 50.1% voting control of the facility the results of the operations of the facility are combined in the accompanying financial statements with the 49.9% investment reflected as a component of minority interest.



    PRO FORMA FINANCIAL INFORMATION:



    The Predecessor acquired and disposed of interests in facilities during the six months ended June 30, 1996. The pro forma financial information set forth below is based upon the Predecessor's historical Combined Statements of Operations for the six months ended June 30, 1996 and the year ended December 31, 1995, adjusted to give effect to these transactions as of January 1, 1995.



    The pro forma financial information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the acquisitions occurred on January 1, 1995, nor does it purport to represent the results of operations for future periods.



                                                                       SIX MONTHS        YEAR ENDED
                                                                         ENDED        DECEMBER 31, 1995
                                                                     JUNE 30, 1996   -------------------
                                                                     --------------      (UNAUDITED)
                                                                      (UNAUDITED)
Total revenue......................................................    $   10,895        $    18,316
Net loss...........................................................           835                242

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION RELATED TO INTERIM DATA AS OF JUNE 30, 1996 AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)



6.  LONG-TERM DEBT:



                                                                DECEMBER 31,
                                                       ------------------------------
                                                            1994            1995
                                                       --------------  --------------     JUNE 30
                                                                                       --------------
                                                                                            1996
                                                                                       --------------
                                                                                        (UNAUDITED)
Mortgage note payable to a financial institution
 bearing interest at 7.605% per annum due in monthly
 principal and interest installments of $119,333
 through December 1, 2005 when unpaid balance of
 $12,954,978 is due. (B).............................  $     --        $   16,000,000  $   15,872,053
Mortgage note payable to a financial institution
 bearing interest at 4% above the financial
 institution's lending rate (9.83%). Note matures on
 February 28, 1999. (A)(B)(C)(E).....................       6,907,290       6,931,282       6,850,850
Mortgage note payable to a financial institution
 bearing interest at 4% above the financial
 institution's lending rate (9.83%). Note matures on
 February 28, 1999. (A)(B)(C)(E).....................       8,774,147       8,759,298       8,657,653
Mortgage note payable to an institution with interest
 only payments through December 1996 at 4.25% above
 U.S. Treasury Notes (10.7%) beginning January 1997
 monthly payments of principal and interest are due.
 The note matures December 2006. (B)(D)(See Note
 7)..................................................        --             8,000,000       8,000,000
Construction note payable to a financial institution,
 maturing June 1, 2036 and providing up to
 $20,599,900 in funding, bearing interest at 9.325%
 per annum, interest accrued through June 1, 1996 and
 thereafter monthly payments of principal and
 interest of $164,072 through maturity. (F)..........  $    4,779,974  $   14,363,167  $   18,973,004
Mortgage note payable bearing interest at prime plus
 2% (10.5% at December 31, 1994). The note provided
 for monthly interest only payments and matured in
 1995. The Company refinanced this mortgage with a
 $16,000,000 facility in 1995........................      15,000,000        --              --

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION RELATED TO INTERIM DATA AS OF JUNE 30, 1996 AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)



6.  LONG-TERM DEBT: (CONTINUED)



                                                                DECEMBER 31,
                                                       ------------------------------
                                                            1994            1995
                                                       --------------  --------------
                                                                                          JUNE 30
                                                                                       --------------
                                                                                            1996
                                                                                       --------------
                                                                                        (UNAUDITED)
Mortgage note payable to a financial institution with
 interest only payments through March 1997 at 4.25%
 above U.S. Treasury Notes (10.56%). Beginning April
 1997 monthly payments of principal and interest are
 due. The note matures April 2006 (B)(F)(G) (Note
 7)..................................................        --              --             6,484,375
Mortgage note payable to a financial institution with
 interest only payments through March 1997 at 4.25%
 above U.S. Treasury Notes (10.56%). Beginning April
 1997 monthly payments of principal and interest are
 due. The note matures April 2006 (B)(F)(G) (Note
 7)..................................................        --              --             3,890,625
                                                       --------------  --------------  --------------
                                                           35,461,411      54,053,747      68,728,560
Less, current portion................................      15,000,000         245,867         913,047
                                                       --------------  --------------  --------------
Long-term portion....................................  $   20,461,411  $   53,807,880  $   67,815,513
                                                       --------------  --------------  --------------
                                                       --------------  --------------  --------------


- ------------------------
    (A) Effective February 1996, the Predecessor will make monthly payments equal to the outstanding mortgage principal balance multiplied by 12.0%. The difference between this payment and the interest expense is applied as a reduction of principal.

    (B) The mortgage notes are collaterized by the facilities property and equipment.


    (C) The mortgage notes include an equity participation provision for the lender. The Predecessor is obligated to pay the lender at either (i) the maturity of the loan; (ii) refinancing of the loan; or (iii) sale of the facility, the greater of $480,000 or 25% of the appraised market value of the facility in excess of $17,500,000. The Predecessor has treated the $480,000 as deferred interest and has reflected this amount in the accompanying financial statements under the effective interest method. The difference between the effective interest rate and the pay rate is reflected as deferred interest payable. The effective interest rate on this note was 10.1%, 9.9% and 10.4% at June 30, 1996, December 31, 1994
       and 1995, respectively.


    (D) Monthly principal and interest payments are based upon a 25 year amortization period. At maturity, the Predecessor has an option to renew the note for ten years at a rate of 6.25% above U.S. Treasury Notes increased annually by 30 basis points. Monthly principal and interest payments will be based upon a 16-year amortization period. The note also includes an equity participation for the lender. The Predecessor is obligated to pay the lender at the expiration of the initial term, prepayment or upon default, the greater of $800,000 or 50% of the difference between the fair market value of the facility and $8,000,000. The Predecessor has treated the $800,000 as deferred interest and has reflected this amount in the accompanying financial

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION RELATED TO INTERIM DATA AS OF JUNE 30, 1996 AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)



6.  LONG-TERM DEBT: (CONTINUED)


       statements under the effective interest method. The difference between the effective interest rate and the pay rate is reflected as deferred interest payable. The effective interest rate on this note was 11.6% at June 30, 1996 and December 31, 1995.


    (E) These notes are partially or totally guaranteed by the respective partners and shareholders of the Predecessor.

    (F) Various prepayment penalties exist.


    (G) Monthly principal and interest payments are based upon a 25 year amortization period. At maturity, the Predecessor has an option to renew the note for ten years at a rate of 6.25% above U.S. Treasury Notes increased annually by 30 basis points. Monthly principal and interest payments will be based upon a 16 year-amortization period. The note also includes an equity participation for the lender. The Predecessor is obligated to pay the lender at the expiration of the initial term, prepayment, default or termination of the note, 50% of the difference between the fair market value of the facility and $10,375,000 if the fair market value of the property exceeds the loan amount by more than 125%, otherwise the Predecessor will pay 10% of the fair market value of the facility subject to a cap of 50% of the difference between the fair market value of the facility and the loan amount. The Predecessor has treated the minimum payment amount as deferred interest.


    Principal payments on long-term debt as of December 31, 1995 are as follows:

                       YEARS ENDED
                       DECEMBER 31,
- ----------------------------------------------------------
 1996.....................................................  $      245,867
  1997....................................................         360,889
  1998....................................................         391,506
  1999....................................................      16,116,514
  2000....................................................         463,458
  Thereafter..............................................      36,475,513
                                                            --------------
      Total...............................................  $   54,053,747
                                                            --------------
                                                            --------------


7.  CREDIT FACILITY



    The Predecessor has available a $40 million recourse line of credit (the "Credit Facility") from Health Care REIT Inc. The Credit Facility provides both construction and permanent financing.


    Construction financings, which can also be used for acquisitions, generally expire in twelve months or the date the certificate of occupancy is received. Interest on construction financing is 3.5% above the base rate announced by National City Bank of Cleveland. Monthly payments of interest only are required. At this expiration date the construction financing is automatically converted to a permanent financing.


    Permanent financings ("Mortgage Notes") are for initial terms of 10 years, with a 10 year renewal at the Predecessor's option. Interest, which is fixed on the date of the permanent

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION RELATED TO INTERIM DATA AS OF JUNE 30, 1996 AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)



7.  CREDIT FACILITY (CONTINUED)


    financing, is charged at 4.25% above comparable U.S. Treasury Notes during the initial financing term and 6.25% above comparable U.S. Treasury Notes during any renewal term. Monthly payments of interest only are due during the first year, after which monthly payments of principal and interest are due based on a 25 year amortization period.



    The Credit Facility is collateralized by the Predecessor's real estate, equipment and accounts receivable. At June 30, 1996, the Predecessor has available under the $40 million Credit Facility $21,625,000.



    SUBSEQUENT EVENT (UNAUDITED)



    Subsequent to June 30, 1996 and effective as of the date of the initial public offering of the Company, the Company will obtain an additional $100 million recourse line of credit from Health Care REIT, Inc.



    In addition, subsequent to June 30, 1996, the Company received a commitment for an additional draw down of $12,810,000 under the Credit Facility of which $3,744,458 has been drawn.



8.  COMMITMENTS AND CONTINGENCIES:


    MANAGEMENT AGREEMENTS

    The Predecessor has agreements with unaffiliated parties to manage their facilities. These agreements, which range from three to ten years with five year renewal options, expire at various dates from 1997 through 2006. The fees received under these agreements are generally 5% of gross rental revenue of the facility and incentive fees related to facility operating results.

    LEGAL PROCEEDINGS

    The Predecessor is named as a defendant in various lawsuits which arise in the normal course of business. Although the ultimate outcome of these proceedings cannot be determined, management believes that in no instance will the outcome have a material adverse effect on the Predecessor's financial position, result of operations or cash flows.

    OPERATING LEASES

    The Predecessor is obligated under certain long term non-cancellable operating leases for its corporate office and office equipment expiring at various dates through 2007. Future minimum lease payments required under these leases as of December 31, 1995 are as follows:

                         YEAR ENDED
                        DECEMBER 31,
- -------------------------------------------------------------
    1996.....................................................  $   119,700
   1997......................................................      153,400
   1998......................................................      159,660
   1999......................................................      139,918
   2000......................................................      138,746


    Rent expense was approximately $64,000, $75,000 and $90,000 in 1993, 1994 and 1995, respectively and $44,000 and $60,000 for the six months ended June 30, 1995 and 1996, respectively.

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION RELATED TO INTERIM DATA AS OF JUNE 30, 1996 AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)



8.  COMMITMENTS AND CONTINGENCIES: (CONTINUED)

    INITIAL PUBLIC OFFERING

    The Company intends to file a Registration Statement under the Securities Act of 1933 to effect the Offering. The businesses' of the Predecessor will be contributed to the Company concurrently with the Offering (see Note 1). In addition to its owned facilities, the Predecessor will contribute its management agreements with respect to unaffiliated facilities.


9.  EXTRAORDINARY ITEM:

    During 1994, the Predecessor negotiated a settlement with various lenders to satisfy certain outstanding mortgage notes payable and accrued interest payable at a $4,398,672 discount. The Predecessor simultaneously refinanced this debt with other lenders at the then prevailing market rates. This amount has been reflected in the 1994 combined statement of operations as an extraordinary item.


10. RELATED PARTY TRANSACTIONS

    DUE TO AFFILIATES

    This represents advances from uncombined affiliated entities that are not presented as a component of the Predecessor. These advances, which are due on demand and bear interest at rates ranging from 6.53% to 6.92%, were made to assist in the funding of certain of the Predecessor entities start-up operations.

    OTHER -- AFFILIATES

    The Predecessor has arrangements with affiliated entities to provide real estate advisory services. The fees received by the Predecessor are based on a percentage of the affiliate's annual rental revenue.


11. EMPLOYEE BENEFIT PLAN


    In August 1995, the Predecessor established a 401(k) plan for all employees that meet minimum employment criteria. The plan provides that the Predecessor may, at its option, contribute to the plan up to 6% of an employee's salary. Employees are always 100% vested in their own contributions and vested in Predecessor contributions over seven years. The Predecessor made no contributions for the year ended December 31, 1995 and the six months ended June 30, 1996.



12. CONCENTRATION OF RISK:


    BUSINESS AND CREDIT CONCENTRATION

    Concentration of credit risk with respect to resident receivables is limited due to the large number of residents comprising the resident roster and the policy of the Predecessor to obtain security deposits and personal guarantees from third parties in many instances.

    FINANCIAL RISK

    The  Predecessor  maintains   its  cash  primarily   at  two   financial
    institutions which management believes are of high credit quality.

                                THE KAPSON GROUP
                               (THE PREDECESSOR)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION RELATED TO INTERIM DATA AS OF JUNE 30, 1996 AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)



12. CONCENTRATION OF RISK: (CONTINUED)

    GEOGRAPHIC CONCENTRATION

    The Predecessor's facilities are located primarily in New York, New Jersey and Connecticut. This concentration imposes on the Predecessor certain risks, which include local economic conditions, that are not within management's control.


13. FAIR VALUE OF FINANCIAL INSTRUMENTS:


    Cash and cash equivalents, restricted cash and variable rate and fixed rate mortgage notes payable are reflected in the accompanying balance sheet at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term fixed rate notes payable generally using discounted cash flow analysis based upon the Predecessor's current borrowing rate for debt with similar maturities.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors of
 Kapson Senior Quarters Corp.


    We have audited the accompanying balance sheet of Kapson Senior Quarters Corp. as of June 10, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Kapson Senior Quarters Corp. as of June 10, 1996, in conformity with generally accepted accounting principles.


                                             COOPERS & LYBRAND L.L.P.


New York, New York
June 11, 1996

                          KAPSON SENIOR QUARTERS CORP.
                                 BALANCE SHEET
                              AS OF JUNE 10, 1996
                                     ASSETS



Cash.................................................................................  $     300
                                                                                       ---------
    Total Assets.....................................................................  $     300
                                                                                       ---------
                                                                                       ---------

                              LIABILITIES AND SHAREHOLDERS' EQUITY

Commitments and Contingencies (Note 5)
Shareholders' Equity:
  Preferred Stock; $.01; par value 10,000,000 shares authorized, none issued or outstanding
  Common Stock; $.01; par value; 30,000,000 shares authorized, 300 shares issued and
   outstanding.......................................................................  $       3
  Additional Paid in Capital.........................................................        297
                                                                                       ---------
    Total Liabilities and Shareholders' Equity.......................................  $     300
                                                                                       ---------
                                                                                       ---------


    The accompanying notes are an integral part of this financial statement.

                          KAPSON SENIOR QUARTERS CORP.
                             NOTES TO BALANCE SHEET
                                 JUNE 10, 1996


(1) FORMATION OF THE COMPANY

    Kapson Senior Quarters Corp. (the "Company") was incorporated under the General Corporation Law of Delaware on June 7, 1996 by three individual equal owners (the "Kaplans"). There have been no operations since formation. The Company was formed in order to consolidate and expand the assisted living facility business of the Kapson Group (the "Predecessor") of which the Kaplans are owners. In connection with a proposed public offering (see
    Note 2), the Prececessor will contribute their interests in six wholly owned facilities (Senior Quarters at Huntington Station, Senior Quarters at Centereach I, Senior Quarters at Centereach II, Senior Quarters at Stamford, Town Gate Manor and Town Gate East); two majority controlled/owned facilities (Senior Quarters at Chestnut Ridge and Senior Quarters at East Northport), three minority owned facilities (Change Bridge Inn, Senior Quarters at Jamesburg and Senior Quarters at Glen Riddle) (two of which are under development) and management agreements for four facilities -- (The Regency at Glen Cove, Senior Quarters at Cranford, Castle Gardens and Senior Quarters at Lynbrook( (one of which is under development) owned by unrelated third parties for an aggregate of approximately 4,150,000 shares of common stock the Company, See Note 2 -- The Initial Public Offering.


(2) STOCKHOLDER EQUITY

    COMMON STOCK


    The Company is authorized to issue 30,000,000 shares of common stock with a $.01 par value. On June 10, 1996, the Company issued 300 shares of common stock to the Kaplans for $1 per share.


    THE INITIAL PUBLIC OFFERING


    In connection with the Company's plan to expand the assisted living business of the Predecessor, the Company intends to file a Registration Statement under the Securities Act of 1933 to effect an initial public offering (the "Offering"). The proceeds of the Offering are intended to be used for the development and acquisition of additional assisted living facilities, working capital and general corporate purposes as well as a distribution to the Kaplans of an aggregate of $6.25 million which will be used primarily to satisfy (i) tax liabilities of the Kaplans expected to be incurred pertaining to the transfer of the Predecessor interests in the facilities to the Company ($6,000,000) and (ii) real estate transfer taxes arising out of the transaction estimated to be approximately $250,000.


    PREFERRED STOCK

    The Company is authorized to issue 10,000,000 shares of Preferred Stock, $.01 par value, in one or more classes or series and to fix the designation, preferences, rights, qualifications, limitations and restrictions thereof, including the voting rights, dividends rights, dividend rates, conversion rights, terms of redemption, redemption prices, liquidation preferences and number of shares constituting any series. The Company, may without shareholder approval, issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of the common stock and the market price of the common stock.

    STOCK OPTIONS

    The Company adopted the 1996 Stock Incentive Plan (the "Plan") which may be awarded to key employees. Under the Plan, a maximum of 600,000 shares of common stock may be issued pursuant to the Plan. The Plan provides for the grant of any or all of the following types of awards to eligible employees:
    (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights, in tandem with stock options or freestanding; (iii) restricted stock; and (iv) performance shares. In addition, the Plan provides for the non-discretionary award of stock options to non-employee directors of the Company as a portion of their annual retainer fee. Awards may be granted singly, in combination, or in tandem, as determined by the Compensation

                          KAPSON SENIOR QUARTERS CORP.
                       NOTES TO BALANCE SHEET (CONTINUED)
                                 JUNE 10, 1996


(2) STOCKHOLDER EQUITY (CONTINUED)
    Committee. The maximum number of shares of common stock subject to stock options, performance shares, restricted stock or stock appreciation rights that may be granted to any individual under the Plan is 50,000 for each fiscal year of the Company during the term of the Plan. The exercise price may not be less than the fair market value of the common stock at the time of grant. In contemplation of the Offering, the Company has granted effective as of the date the Offering is priced, 88,462 options to purchase shares of common stock to key employees and Directors at the Offering price.

(3) CREDIT FACILITY

    The Predecessor has available a $40 million recourse line of credit (the "Credit Facility") from Health Care REIT Inc. that it intends to assign to the Company in connection with the Offering. The Credit Facility provides both construction and permanent financing. At June 30, 1996, $21,625,000 (unaudited) was available under the $40 million credit facility.


    Construction financings (which can also be used for acquisitions) generally expire in twelve months or the date the certificate of occupancy is received. Interest on construction financing is 3.5% above the base rate announced by National City Bank of Cleveland. Monthly payments of interest only are required. At this expiration date the construction financing is automatically converted to a permanent financing.


    Permanent financings ("Mortgage Notes") are for initial terms of 10 years, with a 10 year renewal at the Predecessor's option. Interest, which is fixed on the date of permanent financing, is charged at 4.25% above comparable U.S. Treasury Notes during the initial financing term and 6.25% above comparable U.S. Treasury Notes during any renewal term. Monthly payments of interest only are due during the first year, after which monthly payments of principal and interest are due based on a 25 year amortization period.


    The Credit Facility is collateralized by the Predecessor's real estate, equipment and accounts receivable.

    The Company intends to use the Credit Facility to finance the acquisition of
    developed   and  undeveloped   properties,  construction,   development  and
    renovation costs and for working capital purposes.


    SUBSEQUENT EVENT (UNAUDITED):



    Subsequent to June 30, 1996 and effective as of the date of the initial public offering of the Company, the Company will obtain an additional $100 million recourse line of credit from Health Care REIT, Inc. In addition, subsequent to June 30, 1996 the Company received a commitment for an additional draw down of $12,810,000 (unaudited) under the Credit Facility of which $3,744,458 (unaudited) has been drawn.



(4) OFFERING COSTS


    In connection with the Offering, affiliates will incur legal, accounting, and related costs which will be reimbursed by the Company upon completion of the Offering. These costs will be deducted from the gross proceeds of the Offering and reflected as an adjustment to additional paid in capital.


(5) COMMITMENTS AND CONTINGENCIES

    EMPLOYMENT AGREEMENTS

    The Company will enter into employment agreements with Glenn Kaplan, Chairman of the Board and Chief Executive Officer, Wayne Kaplan, Vice Chairman of the Board, Senior Executive Vice President, Secretary, and General Counsel, and Evan Kaplan, President, Chief Operating Officer,

                          KAPSON SENIOR QUARTERS CORP.
                       NOTES TO BALANCE SHEET (CONTINUED)
                                 JUNE 10, 1996


(5) COMMITMENTS AND CONTINGENCIES (CONTINUED) and director, each of whom will receive annual cash compensation and a bonus pursuant to substantially identical five year employment contracts with the Company. These agreements will be effective upon the consummation of the Offering, and are renewable from year to year after the initial five year period. Each contract provides for a salary of $213,000, increased annually by a percentage equal to the Consumer Price Index. Each contract also provides for a discretionary bonus to be set by the Company's Compensation Committee, based on the earnings of the Company and other criteria determined by the Compensation Committee. If the executive covered by the contract is terminated by the Company without cause, the executive shall be paid the salary provided for in the contract for the remainder of the term of the contract but in no event less than one year's salary. In addition, the contract provides for a payment equal to two year's base salary upon the occurrence of certain events relating to a change of control of the Company and subsequent termination. Each executive officer has agreed to devote substantially all of his time to the Company and not to compete with the Company while employed thereby and for a period of one year from the date of termination unless such executive officer is terminated without cause.

    OPERATING AGREEMENTS

    The Kaplans, due to New York State law, are required to individually be the licensed operators of all of the Company's assisted living facilities located in New York. the Company has entered into operating agreements with the Kaplans, relating to the facilities, for a term of 25 years at a net fee of 3.5% of the respective facilities' revenues.

(6) RECENT ACCOUNTING PRONOUNCEMENTS

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which prescribes a new method of accounting for stock-based compensation that determines compensation expense based on fair value measured at the grant date. SFAS No. 123 gives companies that grant stock options or other equity instruments to employees, the option of either adopting the new rules or continuing current accounting, however, disclosure would be required of the pro forma amounts as if the new rules had been adopted. SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company has not yet determined whether to adopt the new method of accounting and has not yet determined the effect on the financial statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Partners
Town Gate East
Penfield, New York

    We have audited the accompanying balance sheets of Town Gate East (a Partnership) as of December 31, 1995 and 1994, and the related statements of income, changes in partners' capital and cash flows for each of the years in the three year period ended December 31, 1995. These financial statements are the responsibility of the facility's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Town Gate East (a Partnership) as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                             /s/ Rotenberg & Company LLP
Rochester, NY
February 21, 1996

                                 TOWN GATE EAST
                                (A PARTNERSHIP)
                               PENFIELD, NEW YORK
                                 BALANCE SHEETS
          AT DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996 (UNAUDITED)

                                     ASSETS

                                                                      YEAR ENDED DECEMBER 31,
                                                                    ----------------------------
                                                                        1994           1995
                                                                    -------------  -------------   THREE MONTHS
                                                                                                       ENDED
                                                                                                  MARCH 31, 1996
                                                                                                  ---------------
                                                                                                    (UNAUDITED)
Current Assets
  Cash and Cash Equivalents.......................................  $     106,746  $     100,773   $      86,225
  Accounts Receivable -- Net of Allowance for Doubtful Accounts...         19,166         28,709          30,471
  Inventories.....................................................          9,654          8,980           8,980
  Prepaid Expenses................................................         56,820         59,457         118,698
                                                                    -------------  -------------  ---------------
    Total Current Assets..........................................  $     192,386  $     197,919   $     244,374
Property and Equipment -- Net of Accumulated Depreciation.........      2,433,530      2,349,390       2,318,354
Mortgage Acquisition Costs -- Net of Accumulated Amortization.....         36,624         30,520          29,020
                                                                    -------------  -------------  ---------------
      Total Assets................................................  $   2,662,540  $   2,577,829   $   2,591,748
                                                                    -------------  -------------  ---------------
                                                                    -------------  -------------  ---------------

                                        LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities
  Notes and Mortgage Payable -- Due Within One Year...............  $      94,708  $      53,040   $      39,972
  Accounts Payable................................................         41,991         45,136          28,436
  Accrued Expenses................................................         27,623         30,055           8,928
  Unearned Resident Care Revenue..................................         12,333       --              --
                                                                    -------------  -------------  ---------------
    Total Current Liabilities.....................................  $     176,655  $     128,231   $      77,336
Other Liabilities
  Notes and Mortgage Payable -- Due After One Year................      1,804,759      1,772,572       1,772,572
                                                                    -------------  -------------  ---------------
      Total Liabilities...........................................  $   1,981,414  $   1,900,803   $   1,849,908
Partners' Capital.................................................        681,126        677,026         741,840
                                                                    -------------  -------------  ---------------
    Total Liabilities and Partners' Capital.......................  $   2,662,540  $   2,577,829   $   2,591,748
                                                                    -------------  -------------  ---------------
                                                                    -------------  -------------  ---------------

    The accompanying notes are an integral part of this financial statement and should be read in conjunction therewith.

                                 TOWN GATE EAST
                                (A PARTNERSHIP)
                               PENFIELD, NEW YORK

                              STATEMENTS OF INCOME


                                                  YEAR ENDED DECEMBER 31,                 THREE MONTHS ENDED
                                        -------------------------------------------         MARCH 31, 1996
                                            1993           1994           1995       ----------------------------
                                           AMOUNT         AMOUNT         AMOUNT          1995           1996
                                        -------------  -------------  -------------  -------------  -------------
                                                                                             (UNAUDITED)
Revenues..............................  $   1,978,568  $   2,036,539  $   2,137,991  $     527,325  $     554,657
Operating Expenses....................      1,385,669      1,439,418      1,557,656        358,884        361,465
Depreciation and Amortization.........        130,386        135,981        142,203         36,900         36,000
                                        -------------  -------------  -------------  -------------  -------------
Income Before Other Income............  $     462,513  $     461,140  $     438,132  $     131,541  $     157,192
Other Income..........................          9,443         13,300         14,468              0              0
                                        -------------  -------------  -------------  -------------  -------------
Net Income............................  $     471,956  $     474,440  $     452,600  $     131,541  $     157,192
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------

                                 TOWN GATE EAST
                                (A PARTNERSHIP)
                               PENFIELD, NEW YORK

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                                  YEAR ENDED DECEMBER 31,
                                                        -------------------------------------------
                                                            1993           1994           1995
                                                            TOTAL          TOTAL          TOTAL
                                                        -------------  -------------  -------------  THREE MONTHS
                                                                                                        ENDED
                                                                                                      MARCH 31,
                                                                                                         1996
                                                                                                     ------------
                                                                                                     (UNAUDITED)
Balance -- Beginning of Year..........................  $     561,330  $     687,486  $     681,126   $  677,026
Net Income............................................        471,956        474,440        452,600      157,192
                                                        -------------  -------------  -------------  ------------
Subtotal..............................................  $   1,033,286  $   1,161,926  $   1,133,726   $  834,218
Partners' Withdrawals.................................        345,800        480,800        456,700       92,378
                                                        -------------  -------------  -------------  ------------
Balance -- End of Year................................  $     687,486  $     681,126  $     677,026   $  741,840
                                                        -------------  -------------  -------------  ------------
                                                        -------------  -------------  -------------  ------------

                                 TOWN GATE EAST
                                (A PARTNERSHIP)
                               PENFIELD, NEW YORK

                            STATEMENTS OF CASH FLOWS

                                                                                               THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                      MARCH 31,
                                           ----------------------------------------------  --------------------------
                                                1993            1994            1995           1995          1996
                                           --------------  --------------  --------------  ------------  ------------
                                                                                                  (UNAUDITED)
Cash Flows from Operating Activities
  Cash Received from Residents...........  $    1,959,587       2,036,328  $    2,110,115  $    515,285  $    551,941
  Cash Paid to Suppliers and Employees...      (1,267,332)     (1,296,989)     (1,361,568)     (397,586)     (429,658)
  Interest Received......................           2,514           2,465           3,622           719           954
  Interest Paid..........................        (142,204)       (151,621)       (185,253)      (15,227)      (28,875)
  Other Income...........................           6,929          10,835          10,846
                                           --------------  --------------  --------------  ------------  ------------
      Net Cash Flows from Operating
       Activities........................  $      559,494  $      601,018  $      577,762  $    103,191        94,362
                                           --------------  --------------  --------------  ------------  ------------
Cash Flows from Investing Activities
  Cash Purchases of Property and
   Equipment.............................  $      (42,230) $      (71,169) $      (44,324) $    (27,078) $     (3,464)
  Proceeds from Sale of Assets...........        --              --                 9,010
                                           --------------  --------------  --------------  ------------  ------------
    Net Cash Flows from Investing
     Activities..........................  $      (42,230) $      (71,169) $      (35,314) $    (27,078) $     (3,464)
                                           --------------  --------------  --------------  ------------  ------------
Cash Flows from Financing Activities.....
  Repayment of Debt......................  $      (89,840) $      (69,422) $      (91,721) $    (14,240) $    (13,068)
  Partners' Withdrawals..................         345,800)       (480,800)       (456,700)      105,200)      (92,378)
                                           --------------  --------------  --------------  ------------  ------------
    Net Cash Flows from Financing
     Activities..........................  $     (435,640) $     (550,222) $     (548,421) $   (119,440) $   (105,446)
                                           --------------  --------------  --------------  ------------  ------------
Net Decrease in Cash and Cash
 Equivalents.............................  $       81,624  $      (20,373) $       (5,973) $    (43,327) $    (14,548)
Cash and Cash Equivalents -- Beginning of
 Year....................................          45,495         127,119         106,746       106,746       100,773
                                           --------------  --------------  --------------  ------------  ------------
Cash and Cash Equivalents -- End of
 Year....................................  $      127,119  $      106,746  $      100,773  $     63,419  $     86,225
                                           --------------  --------------  --------------  ------------  ------------
                                           --------------  --------------  --------------  ------------  ------------

                                 TOWN GATE EAST
                                (A PARTNERSHIP)
                               PENFIELD, NEW YORK

    RECONCILIATION OF NET INCOME TO NET CASH FLOWS FROM OPERATING ACTIVITIES

                                                                                               THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                MARCH 31,
                                                     -------------------------------------  ------------------------
                                                        1993         1994         1995         1995         1996
                                                     -----------  -----------  -----------  -----------  -----------
                                                                                                  (UNAUDITED)
Net Income.........................................  $   471,956  $   474,440  $   452,600  $   131,541  $   157,192
Adjustments:
  Depreciation.....................................      124,282      129,877      136,099       35,400       34,500
  Amortization.....................................        6,104        6,104        6,104        1,500        1,500
  Bad Debts........................................      --           --             6,000      --           --
  Loss on Sale of Assets...........................      --           --             1,221      --           --
Changes:
  Accounts Receivable..............................       (2,721)     (10,084)     (15,543)       1,012       (1,762)
  Inventories......................................         (195)        (649)         674      --           --
  Prepaid Expenses.................................      (11,186)      (4,656)      (2,637)     (51,467)     (59,241)
  Accounts Payable.................................       18,303)      (2,744)       3,145      (10,888)      16,700)
  Accrued Expenses.................................        5,817       (1,143)       2,432        8,426      (21,127)
  Unearned Resident Care Revenue...................      (16,260)       9,873      (12,333)     (12,333)     --
                                                     -----------  -----------  -----------  -----------  -----------
    Net Cash Flows from Operating Activities.......  $   559,494  $   601,018  $   577,762  $   103,191  $    94,362
                                                     -----------  -----------  -----------  -----------  -----------
                                                     -----------  -----------  -----------  -----------  -----------

                             NON-CASH TRANSACTIONS

    During 1995, long term debt in the amount of $17,866 was incurred to purchase a vehicle.

                                 TOWN GATE EAST
                                (A PARTNERSHIP)
                               PENFIELD, NEW YORK
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    METHOD OF ACCOUNTING

    The partnership maintains its books and prepares its financial statements on the accrual basis of accounting.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The partnership maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

    INVENTORIES

    Inventories are stated at the lower of cost or market, on the first-in, first-out method.

    PROPERTY, EQUIPMENT AND DEPRECIATION

    Property and equipment are stated at cost, less accumulated depreciation. Depreciation of property and equipment is provided over the estimated useful lives of the respective assets on the straight line basis as follows:

Auto.................................................       5 Years
Building.............................................      40 Years
                                                            32 - 40
Building Addition....................................         Years
Equipment............................................  3 - 15 Years
Improvements.........................................  3 - 20 Years

    Maintenance  and repairs  are charged to  expense. The cost  of property and
equipment  retired  or  otherwise  disposed  of  and  the  related   accumulated
depreciation are removed from the accounts.

    MORTGAGE ACQUISITION COSTS

    Mortgage acquisition costs have been capitalized and are being amortized using the straight line method over the term of the debt.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

    INCOME TAXES

    Partnership profit and losses are reported by the individual partners on their personal tax returns. Accordingly, no provision for taxes is reflected in these financial statements.

NOTE B -- SCOPE OF BUSINESS
    The partnership was organized on November 1, 1978 and is engaged in the operation of a one hundred twenty (120) certified bed adult care facility in Penfield, New York.

                                 TOWN GATE EAST
                                (A PARTNERSHIP)
                               PENFIELD, NEW YORK
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE C -- ACCOUNTS RECEIVABLE
    Accounts receivable consisted of the following at December 31, 1994 and 1995 and the three months ended March 31, 1996:

                                                                     DECEMBER 31,
                                                                 --------------------
                                                                   1994       1995
                                                                 ---------  ---------  MARCH 31, 1996
                                                                                       ---------------
                                                                                         (UNAUDITED)
Residents......................................................  $  16,018  $  27,961    $    31,602
Town Gate Manor................................................      3,148      6,748          4,869
                                                                 ---------  ---------  ---------------
                                                                 $  19,166  $  34,709    $    36,471
Less: Allowance for Doubtful Accounts..........................     --          6,000          6,000
                                                                 ---------  ---------  ---------------
    Net Accounts Receivable....................................  $  19,166  $  28,709    $    30,471
                                                                 ---------  ---------  ---------------
                                                                 ---------  ---------  ---------------

NOTE D -- PROPERTY AND EQUIPMENT
    Property and equipment consisted of the following:

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                              1994           1995
                                                          -------------  -------------  MARCH 31, 1996
                                                                                        ---------------
                                                                                          (UNAUDITED)
Auto....................................................  $      18,090  $      24,866   $      24,866
Building................................................      1,122,627      1,122,627       1,122,627
Building Additions......................................      1,668,890      1,668,890       1,699,119
Equipment...............................................        385,976        391,183         391,304
Improvements............................................        216,841        247,047         250,161
                                                          -------------  -------------  ---------------
                                                          $   3,412,424  $   3,454,613   $   3,458,077
Less: Accumulated Depreciation..........................      1,054,294      1,180,623       1,215,123
                                                          -------------  -------------  ---------------
                                                          $   2,358,130  $   2,273,990   $   2,242,954
Add: Land...............................................         75,400         75,400          75,400
                                                          -------------  -------------  ---------------
    Net Property and Equipment..........................  $   2,433,530  $   2,349,390   $   2,318,354
                                                          -------------  -------------  ---------------
                                                          -------------  -------------  ---------------

    Depreciation expense for the years ended December 31, 1993, 1994, and 1995 and the three months ended March 31, 1996 was $124,282, $129,877, $136,099 and $34,500, respectively.

    Substantially all of the building and equipment is pledged as collateral security on notes and mortgages payable.

NOTE E -- MORTGAGE ACQUISITION COSTS
    Mortgage acquisition costs at December 31, 1994 and 1995 and March 31, 1996, were as follows:

                                                                     DECEMBER 31,
                                                                 --------------------
                                                                   1994       1995
                                                                 ---------  ---------  MARCH 31, 1996
                                                                                       ---------------
                                                                                         (UNAUDITED)
Total Costs....................................................  $  61,041  $  61,041    $    61,041
Less: Accumulated Amortization.................................     24,417     30,521         32,021
                                                                 ---------  ---------  ---------------
    Net Mortgage Acquisition Costs.............................  $  36,624  $  30,520    $    29,020
                                                                 ---------  ---------  ---------------
                                                                 ---------  ---------  ---------------

    Amortization expense for each of the years ended December 31, 1993, 1994 and 1995 was $6,104, and for the three months ended March 31, 1996, $1,500.

                                 TOWN GATE EAST
                                (A PARTNERSHIP)
                               PENFIELD, NEW YORK
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE F -- NOTES AND MORTGAGE PAYABLE
    Notes and mortgage payable consisted of the following at December 31, 1994 and 1995 and March 31, 1996:

                                                                              DECEMBER 31,
                                                                      ----------------------------    MARCH 31,
                                                                          1994           1995           1996
                                                                      -------------  -------------  -------------
NOTE PAYABLE -- M & T BANK
  $200,000 line of credit bearing interest at prime plus 1%.
   Collateralized by all assets of the partnership and guaranteed by
   the partners.....................................................  $      40,000  $    --        $
NOTE PAYABLE -- FORD MOTOR CREDIT COMPANY
  Installment note paid in full.....................................          5,328       --             --
NOTE PAYABLE -- CHASE MANHATTAN BANK
  Installment note payable in monthly payments of $459, including interest at 10.49%. Note matures in May, 1999. Collateralized by
   vehicle..........................................................       --               15,764  $      14,797
MORTGAGE PAYABLE -- M & T BANK
  Payments are based on a twenty year schedule with the principal balance due in the tenth year (2001). Monthly payments including principal and interest at prime plus 1% are $18,608.
   Collateralized by the real and personal property used in the
   operation of the facility and guaranteed by the partners.........      1,854,139      1,809,848  $   1,797,747
                                                                      -------------  -------------  -------------
    Total Notes and Mortgage Payable................................  $   1,899,467  $   1,825,612  $   1,812,544
  Less: Amount Due Within One Year..................................         94,708         53,040         39,972
                                                                      -------------  -------------  -------------
Amount Due After One Year...........................................  $   1,804,759  $   1,772,572  $   1,772,572
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

    Annual maturities of debt at March 31, 1996 are as follows:

                       YEAR ENDING DECEMBER 31                            AMOUNT
- ---------------------------------------------------------------------  -------------
  1996...............................................................  $      39,972
  1997...............................................................         58,482
  1998...............................................................         64,482
  1999...............................................................         67,787
  2000...............................................................         72,244
Thereafter...........................................................      1,509,577
                                                                       -------------
    Total............................................................  $   1,812,544
                                                                       -------------
                                                                       -------------

    Interest expense for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996, was $141,695, $155,160, $184,952, and
$28,875, respectively.

NOTE G -- RELATED PARTY TRANSACTIONS
    Josephine Kennedy, partner, receives a salary as administrator of the facility. Albert R. Christiano, partner, receives a salary for consulting services and is also the legal counsel for the facility. Den Pac

                                 TOWN GATE EAST
                                (A PARTNERSHIP)
                               PENFIELD, NEW YORK
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE G -- RELATED PARTY TRANSACTIONS (CONTINUED)
Management, Inc., a corporation whose stock is solely owned by Dennis Christiano, partner, receives payments for management services. The amounts of these transactions for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996 were as follows:

                                                                   DECEMBER 31,
                                                          -------------------------------   MARCH 31,
                                                            1993       1994       1995        1996
                                                          ---------  ---------  ---------  -----------
Josephine Kennedy.......................................  $  52,832  $  55,212  $  58,150   $  15,126
Albert R. Christiano....................................      8,400     10,600     10,800       2,700
Den-Pac Management, Inc.................................      8,400     10,600     10,800       2,700

    There is an intercompany receivable from Town Gate Manor, related through common ownership, for shared administrative expenses of $3,148, $6,748 and $4,869 at December 31, 1994 and 1995 and March 31, 1996, respectively. These amounts are included in accounts receivable.

NOTE H -- EMPLOYEE BENEFIT PLAN
    During 1995, the partnership implemented a 401(k) plan whereby all employees who meet age and length of service requirements may voluntarily defer up to 15% of wages. The partnership has elected not to make matching contributions under the plan.

NOTE I -- SUBSEQUENT EVENT
    During 1995, the partners agreed to sell the operations and real estate of Town Gate East for an amount in excess of book value. The sale closing is April 1, 1996.

                                TOWN GATE MANOR
                                (A PARTNERSHIP)
                              ROCHESTER, NEW YORK

                         REPORT OF INDEPENDENT AUDITORS

The Partners
Town Gate Manor
Rochester, New York

    We have audited the accompanying balance sheet of Town Gate Manor (a Partnership) as of December 31, 1995 and 1994, and the related statements of income, changes in partners' capital and cash flows for each of the years in the three year period ended December 31, 1995. These financial statements are the responsibility of the facility's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Town Gate Manor (a Partnership) as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                             /s/ Rotenberg & Company LLP
Rochester, New York
January 29, 1996

                                TOWN GATE MANOR
                                (A PARTNERSHIP)
                              ROCHESTER, NEW YORK

                                 BALANCE SHEETS
          AT DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996 (UNAUDITED)

                                     ASSETS

                                                                        YEAR ENDED DECEMBER 31,
                                                                      ----------------------------
                                                                          1994           1995
                                                                      -------------  -------------  THREE MONTHS
                                                                                                     ENDED MARCH
                                                                                                      31, 1996
                                                                                                    -------------
                                                                                                     (UNAUDITED)
Current Assets
  Cash and Cash Equivalents.........................................  $      76,344  $     133,878  $      36,328
  Accounts Receivable...............................................          2,335          1,648          2,480
  Inventories.......................................................          6,134          6,005          6,005
  Prepaid Expenses..................................................         25,612         34,921         55,856
                                                                      -------------  -------------  -------------
      Total Current Assets..........................................  $     110,425  $     176,452  $     100,668
Property and Equipment -- Net of Accumulated Depreciation...........      1,495,447      1,458,930      1,439,430
Mortgage Acquisition Costs -- Net of Accumulated Amortization.......         29,368         23,984         22,484
                                                                      -------------  -------------  -------------
      Total Assets..................................................  $   1,635,240  $   1,659,366  $   1,562,582
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                                        LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities
  Mortgage and Loan Payable -- Due Within One Year..................  $      32,189  $      42,547  $      31,800
  Accounts Payable..................................................         30,127         42,323          9,329
  Accrued Expenses..................................................         20,080         26,064            107
  Unearned Resident Care Revenues...................................          2,579       --             --
                                                                      -------------  -------------  -------------
      Total Current Liabilities.....................................  $      84,975  $     110,934  $      41,236
Other Liabilities
  Mortgage and Loan Payable -- Due After One Year...................      1,157,611      1,127,304      1,127,304
                                                                      -------------  -------------  -------------
      Total Liabilities.............................................  $   1,242,586  $   1,238,238  $   1,168,540
Partners' Capital...................................................        392,654        421,128        394,043
                                                                      -------------  -------------  -------------
      Total Liabilities and Partners' Capital.......................  $   1,635,240  $   1,659,366  $   1,562,582
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

    The accompanying notes are an integral part of this financial statement and should be read in conjunction therewith.

                                TOWN GATE MANOR
                                (A PARTNERSHIP)
                              ROCHESTER, NEW YORK

                              STATEMENTS OF INCOME


                                                                                         THREE MONTHS ENDED MARCH
                                                       YEAR ENDED DECEMBER 31,                     31,
                                              -----------------------------------------  ------------------------
                                              1993 AMOUNT   1994 AMOUNT    1995 AMOUNT      1995         1996
                                              -----------  -------------  -------------  -----------  -----------
                                                                                               (UNAUDITED)
Revenues....................................  $   993,443  $   1,106,551  $   1,406,311  $   337,734  $   357,462
Operating Expenses..........................      752,185        854,173      1,055,969      251,157      294,247
Depreciation................................       48,337         58,993         79,755       23,100       21,000
                                              -----------  -------------  -------------  -----------  -----------
Income Before Other Income..................  $   192,921  $     193,385  $     270,587  $    63,477  $    42,215
Other Income................................          770          1,198          7,087            0            0
                                              -----------  -------------  -------------  -----------  -----------
Net Income..................................  $   193,691  $     194,583  $     277,674  $    63,477  $    42,215
                                              -----------  -------------  -------------  -----------  -----------
                                              -----------  -------------  -------------  -----------  -----------

                                TOWN GATE MANOR
                                (A PARTNERSHIP)
                              ROCHESTER, NEW YORK

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                                     YEAR ENDED DECEMBER 31,
                                                              -------------------------------------
                                                              1993 TOTAL   1994 TOTAL   1995 TOTAL
                                                              -----------  -----------  -----------  THREE MONTHS
                                                                                                     ENDED MARCH
                                                                                                       31, 1996
                                                                                                     ------------
                                                                                                     (UNAUDITED)
Balance -- Beginning of Year................................  $   298,260  $   356,871  $   392,654   $  421,128
Net Income..................................................      193,691      194,583      277,674       42,215
                                                              -----------  -----------  -----------  ------------
Subtotal....................................................  $   491,951  $   551,454  $   670,328   $  463,343
Partners' Withdrawals.......................................      135,080      158,800      249,200       67,300
                                                              -----------  -----------  -----------  ------------
Balance -- End of Year......................................  $   356,871  $   392,654  $   421,128   $  394,043
                                                              -----------  -----------  -----------  ------------
                                                              -----------  -----------  -----------  ------------

                                TOWN GATE MANOR
                                (A PARTNERSHIP)
                              ROCHESTER, NEW YORK

                            STATEMENTS OF CASH FLOWS

                                                                                                    THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                    MARCH 31,
                                                    ------------------------------------------  --------------------------
                                                        1993          1994           1995           1995          1996
                                                    ------------  -------------  -------------  ------------  ------------
Cash Flow Operating Activities....................  $    987,652  $   1,116,440  $   1,404,419  $    332,901  $    356,492
  Cash Received from Residents....................      (715,576)      (766,973)      (925,935)     (246,751)     (346,877)
  Cash Paid to Suppliers and Employees............           264            447            604            53           137
  Interest Paid...................................       (48,126)       (43,436)      (121,034)      (31,692)      (27,255)
  Miscellaneous...................................           506            751          2,559       --            --
                                                    ------------  -------------  -------------  ------------  ------------
  Net Cash Flows from Operating Activities........  $    224,720  $     307,229  $     360,613  $     54,511  $    (17,503)
                                                    ------------  -------------  -------------  ------------  ------------
Cash Flows from Investing Activities
  Cash Purchases of Equipment.....................  $    (35,920)      (804,498) $     (40,430) $    (17,897) $    --
  Proceeds from Sale of Automobile................       --            --                6,500       --            --
                                                    ------------  -------------  -------------  ------------  ------------
  Net Cash Flows from Investing Activities........  $    (35,920) $    (804,498) $     (33,930) $    (17,897) $    --
                                                    ------------  -------------  -------------  ------------  ------------
Cash Flows from Financing Activities
  Proceeds from Debt..............................  $    --       $     710,512  $      10,200  $     10,200  $         --
  Repayment of Debt...............................       (59,099)        (5,191)       (30,149)      --            (10,747)
  Partners' Withdrawals...........................      (135,080)      (158,800)      (249,200)      (58,267)      (69,300)
  Cash Payment for Mortgage Acquisition Costs.....        (6,000)      --             --             --            --
                                                    ------------  -------------  -------------  ------------  ------------
  Net Cash Flows from Financing Activities........  $   (200,179) $     546,521  $    (269,149) $    (48,067) $    (80,047)
                                                    ------------  -------------  -------------  ------------  ------------
Net Increase in Cash and Cash Equivalents.........  $    (11,379) $      49,252  $      57,534  $    (11,453) $    (97,550)
Cash and Cash Equivalents -- Beginning of Year....        38,471         27,092         76,344        76,344       133,878
                                                    ------------  -------------  -------------  ------------  ------------
Cash and Cash Equivalents -- End of Year..........  $     27,092  $      76,344  $     133,878  $     64,891  $     36,328
                                                    ------------  -------------  -------------  ------------  ------------
                                                    ------------  -------------  -------------  ------------  ------------

                        RECONCILIATION OF NET INCOME TO
                    NET CASH FLOWS FROM OPERATING ACTIVITIES

                                                                                                     THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                MARCH 31,
                                                           -------------------------------------  ------------------------
                                                              1993         1994         1995         1995         1996
                                                           -----------  -----------  -----------  -----------  -----------
                                                                                                        (UNAUDITED)
Net Income...............................................  $   193,691  $   194,583  $   277,674  $    63,477  $    42,215
Adjustments:
  Depreciation and Amortization..........................       48,337       58,993       79,755       23,100       21,000
  Gain on Sale of Asset..................................      --           --            (3,924)     --           --
Changes:
  Accounts Receivable....................................       (6,169)       7,689          687       (2,201)        (833)
  Inventory..............................................         (143)        (814)         129      --           --
  Prepaid Expenses.......................................       (8,477)      (2,720)      (9,309)     (10,972)     (20,935)
  Real Estate Tax Escrow.................................       (1,787)      27,463      --           --           --
  Accounts Payable.......................................       (3,169)       5,276       12,196       (3,181)     (32,994)
  Accrued Expenses.......................................        2,059       14,558        5,984      (13,133)     (25,956)
  Unearned Resident Care Revenue.........................          378        2,201       (2,579)      (2,579)     --
                                                           -----------  -----------  -----------  -----------  -----------
  Net Cash Flows from Operating Activities...............  $   224,720  $   307,229  $   360,613  $    54,511  $   (17,503)
                                                           -----------  -----------  -----------  -----------  -----------
                                                           -----------  -----------  -----------  -----------  -----------

                             NON-CASH TRANSACTIONS

    During  1994,  the  first  and  second  mortgages  were  refinanced  into  a
construction   loan.  The   total  amount  refinanced   was  $455,920.  Mortgage
acquisition costs of $23,368 were incorporated into the construction loan.

                                TOWN GATE MANOR
                                (A PARTNERSHIP)
                              ROCHESTER, NEW YORK
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    METHOD OF ACCOUNTING

    The partnership maintains its books and prepares its financial statements on the accrual basis of accounting.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The partnership maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

    INVENTORIES

    Inventories are stated at the lower of cost or market, on the first-in, first-out method.

    PROPERTY, EQUIPMENT AND DEPRECIATION

    Property and equipment are stated at cost, less accumulated depreciation. Depreciation of property and equipment is provided over the estimated useful lives of the respective assets on the straight line basis as follows:

Auto..................................................      5 Years
Building and Building Addition........................     40 Years
                                                             3 - 10
Equipment.............................................        Years
                                                             3 - 12
Improvements..........................................        Years

    Maintenance  and repairs  are charged to  expense. The cost  of property and
equipment  retired  or  otherwise  disposed  of  and  the  related   accumulated
depreciation are removed from the accounts.

    MORTGAGE ACQUISITION COSTS

    Mortgage acquisition costs have been capitalized and are being amortized using the straight line method over the term of the debt commencing in 1995.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

    INCOME TAXES

    Partnership profit and losses are reported by the individual partners on their personal tax returns. Accordingly, no provision for taxes is reflected in these financial statements.

NOTE B -- SCOPE OF BUSINESS
    The partnership was organized on November 1, 1978 and is engaged in the operation of a seventy-nine (79) certified bed adult care facility including an adult day care program in Rochester, New York. Seventeen (17) of the total beds were constructed in 1994.

                                TOWN GATE MANOR
                                (A PARTNERSHIP)
                              ROCHESTER, NEW YORK
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE C -- PROPERTY AND EQUIPMENT
    Property and equipment consisted of the following at December 31, 1995 and 1994:

                                                                    DECEMBER 31,
                                                            ----------------------------    MARCH 31,
                                                                1994           1995           1996
                                                            -------------  -------------  -------------
                                                                                           (UNAUDITED)
Auto......................................................  $      14,053  $    --        $
Building..................................................        966,673        966,673        966,673
Building Addition.........................................        718,593        733,144        733,144
Equipment.................................................        186,112        200,280        200,280
Improvements..............................................        203,791        215,502        215,502
                                                            -------------  -------------  -------------
                                                            $   2,089,222  $   2,115,599  $   2,115,599
Less: Accumulated Depreciation............................        639,250        702,144        721,644
                                                            -------------  -------------  -------------
                                                            $   1,449,972  $   1,413,455  $   1,393,955
Add: Land.................................................         45,475         45,475         45,475
                                                            -------------  -------------  -------------
    Net Property and Equipment............................  $   1,495,447  $   1,458,930  $   1,439,430
                                                            -------------  -------------  -------------
                                                            -------------  -------------  -------------

    Depreciation expense for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996 was $48,337, $58,993, $74,371 and $19,500, respectively.

NOTE D -- MORTGAGE ACQUISITION COSTS
    Mortgage acquisition costs consisted of the following at December 31, 1994 and 1995 and March 31, 1996:

                                                                        DECEMBER 31,
                                                                    --------------------   MARCH 31,
                                                                      1994       1995         1996
                                                                    ---------  ---------  ------------
                                                                                          (UNAUDITED)
Total Costs.......................................................  $  29,368  $  29,368   $   29,368
Less: Accumulated Amortization....................................     --          5,384        6,884
                                                                    ---------  ---------  ------------
  Net Mortgage Acquisition Costs..................................  $  29,368  $  23,984   $   22,484
                                                                    ---------  ---------  ------------
                                                                    ---------  ---------  ------------

    Amortization expense for the year ended December 31, 1995, and the three months ended March 31, 1996 was $5,384 and $1,500, respectively.

                                TOWN GATE MANOR
                                (A PARTNERSHIP)
                              ROCHESTER, NEW YORK
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE E -- MORTGAGE AND LOAN PAYABLE
    Mortgages and loan payable consisted of the following at December 31, 1994 and 1995 and the three months ended March 31, 1996:

                                                                              DECEMBER 31,
                                                                      ----------------------------    MARCH 31,
                                                                          1994           1995           1996
                                                                      -------------  -------------  -------------
MORTGAGE PAYABLE -- FIRST NATIONAL BANK
  Mortgage payable in monthly installments of $12,895, including interest at prime plus 1%. Mortgage matures with a balloon payment due January, 2000. Collateralized by real and personal property used in the operation of the facility and personally guaranteed by the partners. Converted from a construction loan in
   February, 1995...................................................  $    --        $   1,169,851  $   1,159,104
CONSTRUCTION LOAN -- FIRST NATIONAL BANK
  Loan payable in monthly installments of interest only at prime plus 1% until converted to a permanent mortgage in February,
   1995.............................................................      1,189,800       --
                                                                      -------------  -------------  -------------
    Total Mortgages and Loan Payable................................  $   1,189,800  $   1,169,851  $   1,159,104
  Less: Amount Due Within One Year..................................         32,189         42,547         31,800
                                                                      -------------  -------------  -------------
    Amount Due After One Year.......................................  $   1,157,611  $   1,127,304  $   1,127,304
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

Annual maturities of debt as of March 31, 1996 are as follows:

1996...................................................  $   31,800
1997...................................................      46,886
1998...................................................      51,668
1999...................................................      56,937
2000...................................................     971,813
                                                         ----------
    Total..............................................  $1,159,104
                                                         ----------
                                                         ----------

    Interest expense for the years ended December 31, 1993, 1994 and 1995 was $48,126, $52,574 and $121,718, respectively. Interest expense for the period ended March 31, 1996 was $18,117. Interest capitalized on the new construction at December 31, 1994 was $15,450.

NOTE F -- RELATED PARTY TRANSACTIONS
    Richard Hood, partner, receives a salary as administrator of the facility. Albert R. Christiano, partner, receives a salary for consulting services and is also the legal counsel for the facility. Den Pac Management, Inc., a corporation whose stock is solely owned by Dennis Christiano, partner, receives payments for management services. The amounts of these transactions for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996, were as follows:

                                                                   DECEMBER 31,
                                                          -------------------------------   MARCH 31,
                                                            1993       1994       1995        1996
                                                          ---------  ---------  ---------  -----------
Richard Hood............................................  $  51,418  $  58,475  $  55,382   $  13,996
Albert R. Christiano....................................      7,200      7,200      8,400       2,100
Den Pac Management, Inc.................................      7,200      7,200      8,400       2,100

                                TOWN GATE MANOR
                                (A PARTNERSHIP)
                              ROCHESTER, NEW YORK
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE F -- RELATED PARTY TRANSACTIONS (CONTINUED)
    There is an intercompany payable to Town Gate East, related through common ownership, for shared administrative expenses of $3,148, $6,748 and $8,917 at December 31, 1994 and 1995 and March 31, 1996, respectively. These amounts are included in accrued expenses.

NOTE G -- EMPLOYEE BENEFIT PLAN
    During 1995, the partnership implemented a 401(k) plan whereby all employees who meet age and length of service requirements may voluntarily defer up to 15% of wages. The partnership has elected not to make matching contributions under the plan.

NOTE H -- SUBSEQUENT EVENT
    During 1995, the partners agreed to sell the operations and real estate of Town Gate Manor for an amount in excess of book value. The sale closing is April 1, 1996.

                       Kapson Senior Quarters Facilities

                      Residents Monthly Activity Calendar

                    Inside Back Cover (graphics, clockwise)


(1) Kapson Quarter Corp. logo.
(2) Interior of residential unit, including furnishings.
(3) Resident with staff members.
(4) Exterior of a facility.
(5) Residents socializing in indoor common area.
(6) Residents socializing in an outdoor common area.
(7) Exterior of facility.
(8) Residents socializing in an outdoor common area.
(9) Staff members providing services to resident.
(10) Staff member and resident standing.
(11) Residents participating in recreational activities.
(12) Exterior of a facility.
(13) Staff member providing services to a resident.


            Employees performing residential services for residents.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           8
Use of Proceeds................................          19
Dilution.......................................          20
Capitalization.................................          21
Dividend Policy................................          21
Selected Financial, Operating and Pro Forma
 Data..........................................          22
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          25
Business.......................................          33
Management.....................................          51
Certain Transactions...........................          61
Principal and Selling Stockholders.............          63
Description of Capital Stock...................          64
Shares Eligible for Future Sale................          66
Underwriting...................................          68
Experts........................................          69
Legal Matters..................................          69
Additional Information.........................          69
Index to Financial Statements..................         F-1


                            ------------------------

UNTIL               , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS OR WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

       SHARES

KAPSON SENIOR
QUARTERS CORP.

COMMON STOCK
PAR VALUE $.01

                                     [LOGO]

SALOMON BROTHERS INC

RAYMOND JAMES & ASSOCIATES, INC.

WHEAT FIRST BUTCHER SINGER

PROSPECTUS
DATED              , 1996

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM. 13  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred by the Company in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant.


SEC registration fee...........................................  $   19,709
NASD fee.......................................................       6,215
Nasdaq entry fee...............................................      35,000
Shattuck Hammond Financial Advisory Fee........................   1,153,750
Legal fees and expenses........................................
Printing and engraving expenses................................
Accounting fees and expenses...................................
Blue sky fees and expenses.....................................      50,000
Transfer agent and registrar fees..............................      10,000
Miscellaneous..................................................
                                                                 ----------
    Total......................................................  $
                                                                 ----------
                                                                 ----------


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware (the "GCL") permits indemnification of directors, officers, employees, and agents of corporations under certain conditions and subject to certain limitations. Article Tenth of the Registrant's Certificate of Incorporation provides for indemnification of the Registrant's officers and directors to the fullest extent provided by the GCL and other applicable laws as currently in effect and as they may be amended in the future.

    The Company has entered into indemnification agreements with each of its officers and directors and intends to enter into similar agreements with each of its future officers and directors. Pursuant to such indemnification agreements, the Company has agreed to indemnify its officers and directors against certain liabilities, including liabilities arising out of the offering made by this Registration Statement.

    The Company maintains a standard form of officers' and directors' liability insurance policy which provides coverage to the officers and directors of the Company for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

    The Underwriting Agreement filed as Exhibit 1.1 hereto provides for reciprocal indemnification between the Company and its controlling persons, on the one hand, and the Underwriters and their controlling persons, on the other hand, against certain liabilities in connection with this offering, including liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    Upon the formation of the Company on June 7, 1996, , each of the Kaplans purchased 100 shares of Common Stock directly from the Company at a cost of $1.00 per share. These shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


EXHIBIT NO.                                              DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.
       3.1   Certificate of Incorporation of the Registrant.-
       3.2   By-laws of the Registrant.-
       5.1   Opinion of Proskauer Rose Goetz & Mendelsohn LLP.*
      10.1   Form of Operating Agreement. --
      10.2   Form of Management Services Agreement. --

EXHIBIT NO.                                              DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------------
      10.3   Form of Kapson Senior Quarters Corp. 1996 Stock Incentive Plan.
      10.4   Form of Registration Rights Agreement among the Registrant, Glenn Kaplan, Wayne L. Kaplan, Evan A.
              Kaplan and Herbert Kaplan.
      10.5   Form of Management Agreement between the Kapson Group and Senior Quarters Management Corp.-
      10.6   Form of Management Agreement between the Kapson Group and Senior Quarters Management Corp.-
      10.7   Management Agreement dated July 15, 1992 between Coachmen Restaurant, Inc. and Senior Quarters
              Management Corp.-
      10.8   Management Agreement dated        , 1993 between Larkfield Gardens Associates, L.P. and Senior
              Quarters Management Corp.-
      10.9   Management Agreement dated January 21, 1993 between United Community and Housing Development
              Corporation and Senior Quarters Management Corp. (This agreement has been superseded by the agreement filed as Exhibit No. 10.20).-
      10.10  Management Agreement dated May 5, 1995 between Clover Lake Homes, Inc. and Senior Quarters
              Management Corp.-
      10.11  Management Agreement dated June 8, 1995 between Senior Quarters at Forsgate, L.L.C. and Senior
              Quarters Management Corp.-
      10.12  Management Agreement dated August     1995 between Montville Development, L.L.C. and Senior Quarters
              Management Corp.-
      10.13  Management Agreement dated September     1995 between Senior Quarters at Glen Riddle L.P. and Senior
              Quarters Management Corp.-
      10.15  Management Agreement dated January 29, 1996 between Hassett Belfer Senior Housing and Senior
              Quarters Management Corp.-
      10.16  Management Agreement dated April   1996 between The Mayfair at Glen Cove, LLC and Senior Quarters
              Management Corp. (This agreement has been terminated).-
      10.17  Management Agreement dated June, 1996 between Kapson Chestnut Ridge Development Corp. and Senior
              Quarters Management Corp.-
      10.18  Management Agreement dated February 8, 1993 between Pensun Associates and Senior Quarters Management
              Corp.-
      10.20  Management Agreement dated July 1, 1996 between National Healthplex Inc. and Kapson Management
              Corp.-
      10.21  Management Agreement dated July 11, 1994 between National Healthplex Inc. and Senior Quarters
              Management Corp. (This agreement has been superseded by the agreement filed as Exhibit No. 10.20).-
      10.22  Form of Stockholder Agreement among the Registrant, Glenn Kaplan, Wayne L. Kaplan and Evan A.
              Kaplan.
      10.23  Form of Employment Agreement between each of Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan and the Registrant. --
      10.24  Form of Indemnification Agreement.-
      21.1   Subsidiaries of Registrant.
      23.1   Consent of Coopers & Lybrand L.L.P.
      23.2   Consent of Rotenberg & Company LLP.
      23.3   Consent of Proskauer Rose Goetz & Mendelsohn LLP (included in Exhibit 5.1).*
      24.1   Powers of Attorney (included with signature page). --
      27.1   Financial Data Schedule.*


* To be filed by Amendment


- - Previously filed



- --  Refiled herewith


ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of a registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, Registrant certifies that it has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Woodbury, State of New York, on the 9th day of August, 1996.


                                          KAPSON SENIOR QUARTERS CORP.


                                          By:         /s/ WAYNE L. KAPLAN


                                             -----------------------------------

                                                       Wayne L. Kaplan


                                                VICE CHAIRMAN OF THE BOARD OF
                                                DIRECTORS AND SENIOR EXECUTIVE
                                                        VICE PRESIDENT


                        SIGNATURES AND POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below hereby constitutes and appoints Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan, or each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in any and all capacities any and all amendments (including post-effective amendments) to a Registration Statement on Form S-1 and to file the same with all exhibits thereto and all other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and things requisite or necessary to be done, and to execute all such other documents as they, or either of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                         TITLE                         DATE
- ------------------------------------------------------  -------------------------------------  ------------------
                                     *                  Chairman of the Board of Directors
     -------------------------------------------         and Chief Executive Officer             August 9, 1996
                     Glenn Kaplan                        (principal executive officer)

                 /s/ WAYNE L. KAPLAN
     -------------------------------------------        Senior Executive Vice President, Vice    August 9, 1996
                   Wayne L. Kaplan                       Chairman and Secretary and Director

                  /s/ EVAN A. KAPLAN
     -------------------------------------------        President, Chief Operating Officer       August 9, 1996
                    Evan A. Kaplan                       and Director

                                                        Vice President, Chief Financial
               /s/ JOHN M. SHARPE, JR.                   Officer and Treasurer (principal
     -------------------------------------------         financial officer and principal         August 9, 1996
                 John M. Sharpe, Jr.                     accounting officer)

                                     *
     -------------------------------------------        Director                                 August 9, 1996
                  Bernard J. Korman

                      SIGNATURE                                         TITLE                         DATE
- ------------------------------------------------------  -------------------------------------  ------------------

                                     *
     -------------------------------------------        Director                                 August 9, 1996
                   Gerald Schuster

                                     *
     -------------------------------------------        Director                                 August 9, 1996
                    Joseph G. Beck

            /s/ RISA LAVIZZO-MOUREY, M.D.
     -------------------------------------------        Director                                 August 9, 1996
              Risa Lavizzo-Mourey, M.D.



*By:        /s/ WAYNE L. KAPLAN


    ----------------------------------

             Wayne L. Kaplan


             Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT NO.                                          DESCRIPTION                                              PAGE
- -----------  --------------------------------------------------------------------------------------------     -----
       1.1   Form of Underwriting Agreement.
       3.1   Certificate of Incorporation of the Registrant.-
       3.2   By-laws of the Registrant.-
       5.1   Opinion of Proskauer Rose Goetz & Mendelsohn LLP.*
      10.1   Form of Operating Agreement. --
      10.2   Form of Management Services Agreement. --
      10.3   Form of Kapson Senior Quarters Corp. 1996 Stock Incentive Plan.
      10.4   Form of Registration Rights Agreement among the Registrant, Glenn Kaplan, Wayne L. Kaplan,
              Evan A. Kaplan and Herbert Kaplan.
      10.5   Form of Management Agreement between the Kapson Group and Senior Quarters Management Corp.-
      10.6   Form of Management Agreement between the Kapson Group and Senior Quarters Management Corp.-
      10.7   Management Agreement dated July 15, 1992 between Coachmen Restaurant, Inc. and Senior
              Quarters Management Corp.-
      10.8   Management Agreement dated        , 1993 between Larkfield Gardens Associates, L.P. and
              Senior Quarters Management Corp.-
      10.9   Management Agreement dated January 21, 1993 between United Community and Housing Development
              Corporation and Senior Quarters Management Corp. (This agreement has been superseded by the agreement filed as Exhibit No. 10.20).-
      10.10  Management Agreement dated May 5, 1995 between Clover Lake Homes, Inc. and Senior Quarters
              Management Corp.-
      10.11  Management Agreement dated June 8, 1995 between Senior Quarters at Forsgate, L.L.C. and
              Senior Quarters Management Corp.-
      10.12  Management Agreement dated August     1995 between Montville Development, L.L.C. and Senior
              Quarters Management Corp.-
      10.13  Management Agreement dated September     1995 between Senior Quarters at Glen Riddle L.P.
              and Senior Quarters Management Corp.-
      10.15  Management Agreement dated January 29, 1996 between Hassett Belfer Senior Housing and Senior
              Quarters Management Corp.-
      10.16  Management Agreement dated April   1996 between The Mayfair at Glen Cove, LLC and Senior
              Quarters Management Corp. (This agreement has been terminated).-
      10.17  Management Agreement dated June, 1996 between Kapson Chestnut Ridge Development Corp. and
              Senior Quarters Management Corp.-
      10.18  Management Agreement dated February 8, 1993 between Pensun Associates and Senior Quarters
              Management Corp.-
      10.20  Management Agreement dated July 1, 1996 between National Healthplex Inc. and Kapson
              Management Corp.-
      10.21  Management Agreement dated July 11, 1994 between National Healthplex Inc. and Senior
              Quarters Management Corp. (This agreement has been superseded by the agreement filed as
              Exhibit No. 10.20).-

EXHIBIT NO.                                          DESCRIPTION                                              PAGE
- -----------  --------------------------------------------------------------------------------------------     -----
      10.22  Form of Stockholder Agreement among the Registrant, Glenn Kaplan, Wayne L. Kaplan and Evan
              A. Kaplan.
      10.23  Form of Employment Agreement between each of Glenn Kaplan, Wayne L. Kaplan and Evan A.
              Kaplan and the Registrant. --
      10.24  Form of Indemnification Agreement.-
      21.1   Subsidiaries of Registrant.
      23.1   Consent of Coopers & Lybrand L.L.P.
      23.2   Consent of Rotenberg & Company LLP.
      23.3   Consent of Proskauer Rose Goetz & Mendelsohn LLP (included in Exhibit 5.1).*
      24.1   Powers of Attorney (included with signature page). --
      27.1   Financial Data Schedule.*


* To be filed by Amendment


- - Previously filed



- --  Refiled herewith